UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2002


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                465 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 3G7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


               Form 20-F   [X]           Form 40-F [_]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                   Yes  [_]                 No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

In December 2002, EXFO Electro-Optical Engineering Inc., a Canadian corporation, issued its annual report containing its annual audited financial statements and management's discussion and analysis thereof for its fiscal year ended August 31, 2002. At the same time, it also issued its notice of annual shareholders' meeting, its form of proxy, its management proxy circular and a cover letter. This report on Form 6-K sets forth said documents.

The annual report containing its annual audited financial statements and management's discussion and analysis for its fiscal year ended August 31, 2002, its notice of annual shareholders' meeting, its form of proxy, its management proxy circular and a cover letter are hereby incorporated as documents by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Forms F-3.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  EXFO ELECTRO-OPTICAL ENGINEERING INC.


                                  By:  /s/ Germain Lamonde
                                      --------------------------------------
                                      Name:   Germain Lamonde
                                      Title:  President and Chief
                                              Executive Officer


Date:  December 9, 2002

2002 ANNUAL REPORT

[GRAPHIC OMITTED]
[PHOTOGRAPHS]


WELL DESIGNED. WELL DIVERSIFIED. WELL POSITIONED.


                                                               [GRAPHIC OMITTED]
                                                                   [LOGO - EXFO]

CORPORATE PROFILE


EXFO is a leading supplier of fiber-optic test, measurement, monitoring and automation solutions for the global telecommunications industry. We market more than 90 product families to 2000 customers in 70 countries around the world.

EXFO develops products for two main markets. The Portable and Monitoring Division provides handheld and modular instruments for the physical-, optical- and protocol-layer testing needs of telecommunications carriers and network service providers. The Industrial and Scientific Division offers an extensive line of high-performance instruments, test automation systems and manufacturing automation equipment for optical component and transmission system vendors, as well as for research and development labs.


                        TABLE OF CONTENTS

                        Financial Highlights .................................1
                        Letter to Shareholders ...............................2
                        Portable and Monitoring Division .....................6
                        Industrial and Scientific Division ...................8
                        Management's Discussion and Analysis .................10
                        Management's Report ..................................24
                        Auditors' Report .....................................24
                        Consolidated Financial Statements ....................25
                        Notes to Consolidated Financial Statements ...........29
                        Board of Directors ...................................52
                        Management and Corporate Officers ....................52
                        Corporate Governance Practices .......................53
                        Glossary .............................................55
                        Shareholder Information ..............................56
                        Worldwide Offices ....................................57

FORWARD-LOOKING STATEMENTS

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND WE INTEND THAT SUCH FORWARD-LOOKING STATEMENTS BE SUBJECT TO THE SAFE HARBORS CREATED THEREBY. FORWARD-LOOKING STATEMENTS ARE STATEMENTS OTHER THAN HISTORICAL INFORMATION OR STATEMENTS OF CURRENT CONDITION. WORDS SUCH AS "MAY," "WILL," "EXPECT," "BELIEVE," "ANTICIPATE," "INTEND," "COULD," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE OR COMPARABLE TERMINOLOGY ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. IN ADDITION, ANY STATEMENTS THAT REFER TO EXPECTATIONS, PROJECTIONS OR OTHER CHARACTERIZATIONS OF FUTURE EVENTS OR CIRCUMSTANCES ARE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING CONTINUED ECONOMIC UNCERTAINTY, CAPITAL SPENDING IN THE TELECOMMUNICATIONS SECTOR AND OUR ABILITY TO EXECUTE SUCCESSFULLY IN THESE UNCERTAIN CONDITIONS; THE EFFECTS OF THE ADDITIONAL ACTIONS WE HAVE TAKEN IN RESPONSE TO SUCH ECONOMIC UNCERTAINTY (INCLUDING WORKFORCE REDUCTIONS, ABILITY TO QUICKLY ADAPT COST STRUCTURES TO ALIGN WITH DECREASED LEVELS OF BUSINESS, ABILITY TO MANAGE INVENTORY LEVELS TO ADAPT TO SLOWDOWNS); MARKET ACCEPTANCE OF OUR NEW PRODUCTS AND OTHER UPCOMING NEW PRODUCTS; LIMITED VISIBILITY WITH REGARDS TO CUSTOMER ORDERS AND THE TIMING OF SUCH ORDERS; OUR ABILITY TO SUCCESSFULLY INTEGRATE OUR ACQUIRED AND TO-BE-ACQUIRED COMPANIES; THE RETENTION OF KEY TECHNICAL AND MANAGEMENT PERSONNEL; AND FUTURE ECONOMIC, COMPETITIVE AND MARKET CONDITIONS. ASSUMPTIONS RELATING TO THE FOREGOING INVOLVE JUDGMENTS AND RISKS, ALL OF WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND MANY OF WHICH ARE BEYOND OUR CONTROL. OTHER RISK FACTORS THAT MAY AFFECT OUR FUTURE PERFORMANCE AND OUR OPERATIONS ARE DETAILED IN OUR ANNUAL REPORT ON FORM 20-F AND OUR OTHER FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND THE CANADIAN SECURITIES COMMISSIONS. ALTHOUGH WE BELIEVE THAT THE EXPECTATIONS REFLECTED IN THE FORWARD-LOOKING STATEMENTS ARE REASONABLE BASED ON INFORMATION CURRENTLY AVAILABLE TO US, WE CANNOT ASSURE YOU THAT THE EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. ACCORDINGLY, YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. IN ANY EVENT, THESE STATEMENTS SPEAK ONLY AS OF THE DATE OF THIS DOCUMENT. WE UNDERTAKE NO OBLIGATION TO REVISE OR UPDATE ANY OF THEM TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS DOCUMENT.

TRADEMARKS AND LOGOS

EXFO AND THE EXFO LOGO ARE REGISTERED TRADEMARKS OF EXFO ELECTRO-OPTICAL ENGINEERING INC. IN CANADA, THE UNITED STATES AND/OR OTHER COUNTRIES. OTHER EXFO PRODUCT NAMES OR LOGOS REFERENCED IN THIS DOCUMENT ARE EITHER TRADEMARKS OR REGISTERED TRADEMARKS OF EXFO ELECTRO-OPTICAL ENGINEERING INC. OR OF ITS AFFILIATED COMPANIES. ALL OTHER PRODUCT NAMES AND TRADEMARKS MENTIONED HEREIN ARE TRADEMARKS OF THEIR RESPECTIVE OWNERS. HOWEVER, NEITHER THE PRESENCE NOR ABSENCE OF THE IDENTIFICATION SYMBOLS (R) OR TM AFFECTS THE LEGAL STATUS OF ANY TRADEMARK.

ALL DOLLAR AMOUNTS IN THIS ANNUAL REPORT ARE EXPRESSED IN US DOLLARS, EXCEPT AS OTHERWISE NOTED.

                                                   EXFO o 2002 Annual Report o 1

FINANCIAL HIGHLIGHTS

(in thousands of US dollars, except per share data)
-------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF EARNINGS DATA        1998         1999         2000          2001          2002
-------------------------------------------------------------------------------------------------------------
Sales                                      $  31,605    $  42,166    $  71,639     $ 146,013     $  68,330
-------------------------------------------------------------------------------------------------------------
Gross margin(1)                            $  20,260    $  27,168    $  46,927     $  91,067     $  17,529
                                               64.1%        64.4%        65.5%         62.4%         25.7%
-------------------------------------------------------------------------------------------------------------
Gross research and development             $   4,406    $   6,390    $   9,374     $  17,601     $  17,005
                                               13.9%        15.2%        13.1%         12.1%         24.9%
-------------------------------------------------------------------------------------------------------------
Earnings (loss) from operations(2)         $   6,691    $   8,676    $  14,723     $  14,507     $ (74,783)
                                               21.2%        20.6%        20.6%          9.9%       (109.4%)
-------------------------------------------------------------------------------------------------------------
Net earnings (loss)                        $   4,501    $   5,814    $   9,924     $ (15,294)    $(308,524)
                                               14.2%        13.8%        13.9%        (10.5%)      (451.5%)
-------------------------------------------------------------------------------------------------------------
Basic and diluted net earnings (loss)
        per share                          $    0.12    $    0.14    $    0.25     $   (0.29)    $   (5.09)
-------------------------------------------------------------------------------------------------------------

OTHER STATEMENTS OF EARNINGS DATA
        (UNAUDITED)(3)
-------------------------------------------------------------------------------------------------------------
Pro forma net earnings (loss)              $   4,533    $   5,843    $  10,252     $  24,500     $ (11,248)
                                               14.3%        13.9%        14.3%         16.8%        (16.5%)
-------------------------------------------------------------------------------------------------------------
Basic and diluted pro forma net earnings
        (loss) per share                   $    0.12    $    0.14    $    0.26     $    0.46     $   (0.19)
-------------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS DATA
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents and short-term
        investments                        $   2,600    $   1,794    $ 163,388     $  74,590     $  49,681
-------------------------------------------------------------------------------------------------------------
Working capital                            $   9,797    $  12,745    $ 194,167     $ 130,289     $  91,374
-------------------------------------------------------------------------------------------------------------
Total assets                               $  17,643    $  22,840    $ 219,723     $ 442,577     $ 177,926
-------------------------------------------------------------------------------------------------------------
Long-term debt (excluding
        current portion)                   $      --    $      --    $      16     $     664     $     564
-------------------------------------------------------------------------------------------------------------
Shareholders' equity                       $  12,045    $  14,679    $ 206,994     $ 414,805     $ 165,406

(1) Including inventory write-offs of $18,463 for the year ended August 31, 2002, and nil for the years ended August 31, 1998, 1999, 2000 and 2001. Excluding inventory write-offs of $18,463 for the year ended August 31, 2002, gross margin would have reached 52.7% for that year. This latter information is unaudited and is a non-GAAP measure.

(2) Including charges for inventory write-offs, amortization and write-down of intangible assets as well as restructuring and other charges of nil, nil, $47, $13,164 and $56,615 for the years ended August 31, 1998, 1999, 2000,
     2001 and 2002, respectively.

(3) Net earnings (loss), excluding amortization and write-down of goodwill and the after-tax effect of amortization and write-down of intangible assets and restructuring and other charges as well as inventory write-offs. This information may not be comparable to similarly titled measures reported by other companies because it is non-GAAP information.

[GRAPHIC OMITTED]
[PIE CHARTS]

TOTAL SALES
(in thousands of US dollars)

  2000            2001            2002
$71,639         $146,013        $68,330

GEOGRAPHIC SALES

o    North America
o    Europe
o    Asia
o    Rest of World

DIVISIONAL SALES

o    Portable and Monitoring Division
o    Industrial and Scientific Division

LETTER TO SHAREHOLDERS
--------------------------------------------------------------------------------

[GRAPHIC OMITTED]
[PHOTOGRAPH}

                        Dear Fellow Shareholders,

                           Obstacles are those frightful things you see when you take your eyes off your goal.
                                      -- Henry Ford, American automotive pioneer

Fiscal 2002 was certainly the most challenging in my 17 years at the helm of EXFO as the unprecedented downturn swept through all sectors of the global telecommunications industry, leaving many companies, employees and shareholders searching for answers. At EXFO, we didn't wait for a market recovery. We swiftly implemented restructuring plans, focused on market-share gains and expanded our addressable market, while maintaining a strong balance sheet.

                                                   EXFO o 2002 Annual Report o 3

--------------------------------------------------------------------------------

ACTED DECISIVELY

We took decisive actions in 2002 to align our cost structure to deteriorating market conditions. We reduced our workforce by approximately 30%, froze employee salaries and implemented rigorous cost-control measures. We also improved the efficiency of the organization in terms of management, manufacturing operations and supply-chain processes to allow us to get down to a leaner level. In short, we made tough decisions with compassion for departing employees and upheld our unwavering commitment to fulfill customer expectations.

FOCUSED ON MARKET-SHARE GAINS

As we tackled restructuring responsibilities head-on, we focused on market-share gains to ultimately carry us back to the road of growth and profitability. I am encouraged by the fact we bolstered sales sequentially during the last two quarters of fiscal 2002 and improved net bookings in each of the last three quarters, while most industry players witnessed their top lines drop or remain flat. We plan to continue expanding our market share by innovating our way out of this downturn.

EXPANDED OUR ADDRESSABLE MARKET

With a delicate balance between prudence and risk-taking, we entered the protocol-layer test market in fiscal 2002 to complement our recognized leadership in optical- and physical-layer testing. The acquisitions of Avantas Networks (renamed EXFO Protocol) in November 2001 and of the assets of gnubi communications in October 2002 not only enhanced our competitive position with network service providers (NSPs) and system vendors, but they also allowed us to double our addressable market and expand our presence in the healthier data communications test market.

MAINTAINED A STRONG BALANCE SHEET

Our financial prudence and sound commercial practices over the years have allowed us to maintain a solid balance sheet with practically no debt. This fiscal responsibility, in turn, provides our customers with the assurance that they can count on EXFO as a solid, long-term partner. This is no small consideration when selecting a test and measurement supplier and, as such, it increasingly favors EXFO.

ACTIONS AND RESULTS

EXFO completed fiscal 2002 with sales of $68.3 million compared to $146.0 million in 2001 and $71.6 million in 2000. There's no doubt 2002 proved to be very demanding for all team members at EXFO, but I remain encouraged by the following actions:

o We released a record 25 new products in 2002 to enhance our position mainly with NSPs and system vendors.

o Revenue from new products (i.e., two years or less on the market) accounted for 48% of total sales.

o We entered the fully complementary, high-margin protocol-layer test sector with two strategic acquisitions that doubled our addressable market.

o We re-engineered the whole organization to bring us closer to our break-even level.

o We implemented an enterprise resource planning (ERP) system on-time, on-scope and on-budget to improve our supply chain and, ultimately, customer satisfaction.

As a result...

o We increased sales by 12% and 5% sequentially during the last two quarters of 2002.

o We raised our net bookings in the last three quarters of 2002 with bookings of $13.3 million, $15.5 million and $17.8 million, respectively.

o We returned to positive cash-flow-from-operations in the fourth quarter in the amount of $300,000.

o We improved our operating margins in the last three quarters by more than $4 million on a pro forma basis.

o    We reduced inventory levels by 10% (excluding inventory write-offs).

o We maintained a healthy balance sheet with a cash position of approximately $50 million and practically no debt.

[GRAPHIC OMITTED]
[BAR CHARTS]

2002 QUARTERLY SALES                    2002 QUARTERLY NET BOOKINGS

Q1      $20.1 Million                   Q1      $12.7 Million
Q2      $14.6 Million                   Q2      $13.3 Million
Q3      $16.6 Million                   Q3      $15.5 Million
Q4      $17.2 Million                   Q4      $17.8 Million


As we enter 2003, I am confident that EXFO will be among the first telecom companies to recover from this downturn. The reason for my cautious optimism can best be summed up through our theme for this year's annual report: WELL DESIGNED. WELL DIVERSIFIED. WELL POSITIONED.

--------------------------------------------------------------------------------

WE WILL LEVERAGE OUT BASE OF MORE THAN 10,000 FIELD-TESTING AND MANUFACTURING PLATFORMS TO OFFER THE MOST COMPLETE TELECOM AND DATACOM TEST SOLUTIONS IN THE INDUSTRY.


EXFO PRODUCT LINES ARE WELL DESIGNED. EXFO has established a strong reputation for quality and innovation over the years. For example, we pioneered modular system designs for optical testing in the mid-1990s, and we continue to build on our first-mover advantage through the introduction of next-generation platforms and best-in-class, plug-and-play modules. We recently enhanced our field-testing and manufacturing platforms to enable NSPs, system vendors and component manufacturers to lower costs and increase efficiency in their respective environments. We will leverage our base of more than 10,000 field-testing and manufacturing platforms to offer the most complete telecom and datacom test solutions in the industry.

In addition, we will increase our competitive advantages--namely time-to-market and product breadth--through the efficient design of new test technologies to meet the emerging requirements of the strategic markets that we address. We will also broaden our presence in metro and access networks with solutions that help customers respond to the demand for bandwidth-intensive applications. Our product offering, among the most advanced and extensive in the industry, combined with our core expertise in fiber optics, sets us apart for handling increasing network complexity.

EXFO IS WELL DIVERSIFIED. Our global diversification strategy represented one of our greatest strengths this year. In terms of our product portfolio, we had more than 90 product families with no family accounting for more than 5% of sales in 2002. We further diversified our product portfolio into protocol-, optical- and physical-layer test solutions following our strategic acquisitions. With regard to our base of 2000-plus customers in 70 countries around the world, our top three represented 15% of sales last year and our top customer 10% of sales. Geographically, 43% of sales came from outside North America in 2002, including 19% from Asia, 14% from Europe and 10% from the rest of the world. We intend to pursue this multi-faceted diversification plan to increasingly capture market share and expand our global leadership as per our corporate history and mission statement.

EXFO IS WELL POSITIONED. We significantly improved our competitive positioning in 2002 with new product introductions, an all-in-one concept for protocol-, optical- and physical-layer testing and timely acquisitions. In the process, we fully integrated mission-critical 10 Gb/s SONET/SDH and Gigabit Ethernet technologies into our FTB-400 field-testing platform to create value-added solutions that led to several product approvals among Tier 1 NSPs around the world. Following the year-end, we further strengthened our strategic positioning with the acquisition of the assets of gnubi communications, a leading supplier of multi-channel telecom and datacom testing solutions for system manufacturers. gnubi's EPX systems share a similar modular design to EXFO's since both platforms are PC-centric, Windows-driven, highly flexible and fully scalable.

Clearly, I am enthusiastic about the synergies that will be generated on the protocol-testing side between gnubi and EXFO, including the access to gnubi's products for a larger customer base

--------------------------------------------------------------------------------

DELIVERING ON OUR PROMISES

NOVEMBER 2001

o    Completes acquisition of Avantas Networks

[GRAPHIC OMITTED]
[LOGO - AVANTAS NETWORKS]

o Releases FTB-8500 Packet Blazer (TM) test module for Gigabit Ethernet networks

DECEMBER 2001

o    Establishes strategic alliance with ATS Automation Tooling Systems

[GRAPHIC OMITTED]
[LOGO - ATS}

o    Implements enterprise resource planning (ERP) system

JANUARY 2002

o    Add second-order measurement capability to FPMD-5600 Femtosecond PMD
     Analyzer

FEBRUARY 2002

o    Launches FTB-5800 Chromatic Dispersion Analyzer

o    Releases IQS-500 Intelligent Test System


[GRAPHIC OMITTED]

[PHOTOGRAPH - FPMD-5600 FEMTOSECOND PMD ANALYZER]
[PHOTOGRAPH - FTB-5800 CHROMATIC DISPERSION ANALYZER]
[PHOTOGRAPH - IQS-500 INTELLIGENT TEST SYSTEM]

                                                   EXFO o 2002 Annual Report o 5

--------------------------------------------------------------------------------

through our global sales channels; the possibilities it creates for accelerating time-to-market of new field-testing solutions; and the new opportunities it produces for datacom testing. With our global R&D development teams and award-winning portfolio-review process, we will continue to deliver strategic and innovative solutions that customers worldwide have come to expect from EXFO.

EXFO INTENDS TO TAKE FULL ADVANTAGE OF THIS CHANGING MARKETPLACE BY PROVIDING CUSTOMERS AROUND THE WORLD WITH THE COMFORT OF A STABLE AND SOLID PARTNER.

As for the telecommunications industry, the fiber-optic test and measurement sector will continue to undergo restructuring and consolidation in the near future. Some competitors will opt for a strategic retreat, redirect their R&D dollars to other sectors, or consider divestiture and merger-and-acquisition alternatives. EXFO intends to take full advantage of this changing marketplace by providing customers around the world with the comfort of a stable and solid partner. In addition, we plan to make the most of this buyer's market by continuing to selectively acquire strategic companies or product lines that further strengthen our competitive position.

WRAP-UP

To summarize, we have reduced our cost structure to fit our operating model and achieved positive cash-flow-from- operations in the fourth quarter of 2002; we have gained market share and expanded our addressable market despite a challenging environment; we have maintained a healthy balance sheet with a strong cash position and practically no debt; and we have strengthened our competitive advantages with key product launches and strategic acquisitions. As a result, I believe we enjoy a privileged situation compared to our industry peers and, more importantly, we are well positioned to return to profitable growth and further increase our market share. Certainly, relentless efforts are being deployed throughout the organization to reach these goals.

In conclusion, I would like to thank our employees for their commitment to EXFO and for their quality of execution during this challenging period. I also want to express my gratitude to customers for their unwavering confidence in EXFO as the vendor of choice. Finally, I want to thank our shareholders for believing in a company that has never lost sight of its ultimate goal--becoming the global leader in the fiber-optic test, measurement, monitoring and automation industry.


Sincerely,

/s/ Germain Lamonde

Germain Lamonde
Chairman, President and CEO
October 30, 2002

--------------------------------------------------------------------------------

MARCH 2002

o    Introduces FTB-8000 SONET/SDH Analyzer for 10 Gb/s networks

o Offers Fiber Guardian and Optical Guardian for network reliability and quality of service

o Launches IQS-12001B Cable Assembly Test System with mandrel-free reflection measurements

o    Releases IQS-1700 High-Performance Power Meter

o    Introduces ProAlign (TM) 5000 Component Assembly Workstation

MAY 2002

o    Lowers break-even level

JUNE 2002

o    Releases Acticure (R) 4000 Ultraviolet/Visible Spot Cure System

AUGUST 2002

o    Records sales growth for second consecutive quarter

OCTOBER 2002

o    Purchases assets of GNUBI COMMUNICATIONS

[GRAPHIC OMITTED]
[PHOTOGRAPH - FTB-8000 SONET/SDH ANALYZER]
[PHOTOGRAPH - PROALIGN (TM) 5000 COMPONENT ASSEMBLY WORKSTATION]
[PHOTOGRAPH - ACTICURE (R) 4000 ULTRAVIOLET/VISIBLE SPOT CURE SYSTEM [LOGO - GNUBI COMMUNICATIONS]

PORTABLE & MONITORING DIVISION

--------------------------------------------------------------------------------
[GRAPHIC OMITTED]
[PHOTOGRAPH]


PROVIDING ADVANTAGES TO
NETWORK SERVICE PROVIDERS

OVER THE PAST 17 YEARS, EXFO HAS EARNED AN ENVIABLE REPUTATION AS A PIONEER AND INNOVATOR IN THE FIBER-OPTIC TEST AND MEASUREMENT INDUSTRY.

At EXFO, we view our role as enablers. Our products help network service providers (NSPs) deploy, upgrade and operate their optical telecommunications infrastructures with the utmost efficiency and cost-effectiveness.

Over the past 17 years, EXFO has earned an enviable reputation as a pioneer and innovator in the fiber-optic test and measurement industry. Our focus on ground-breaking innovation is best exemplified through our FTB-400 Universal Test System (UTS), a PC-based, Windows-driven platform designed for basic and advanced field-testing operations. This all-in-one test solution is supported by a comprehensive suite of plug-and-play test modules that cover all physical-, optical- and protocol-layer test requirements. Our product offering is completed by rugged handheld instruments, which raise the number of product families in our Portable and Monitoring Division to 40.

Nowadays, our high-end solutions, such as our optical time-domain reflectometers (OTDRs), optical spectrum analyzers (OSAs), Gigabit Ethernet testers and SONET/SDH analyzers, are increasingly gaining product approvals from several Tier 1 network service providers. NSPs are also relying on our 24/7 real-time monitoring solutions to meet heightened customer demand for quality of service and network reliability. By remaining attuned to customer needs, we have quietly assumed a leadership position in this global competitive marketplace.

                                                   EXFO o 2002 Annual Report o 7

--------------------------------------------------------------------------------

ALL-IN-ONE TESTING

EXFO has all the bases covered when it comes to serving the NSP market. We added to our long list of industry firsts by combining protocol-, optical- and physical-layer testing inside a single platform--the FTB-400 UTS--to help our customers increase revenues and reduce operational costs in a fast-changing market. This means that field technicians no longer need to fumble with separate instruments like bit-error-rate testers (BERTs), OSAs and OTDRs to quickly turn up new services. All they need is the next-generation FTB-400 UTS and the appropriate modules to handle all their testing, storage and retrieval requirements. This all-in-one solution--the most complete in its category--relieves customer headaches and increases our market share. Now, that's what we like to call a win-win situation.

                         [GRAPHIC OMITTED - PHOTOGRAPH]
                         FTB-400 UNIVERSAL TEST SYSTEM

BROADENING OUR PRODUCT PORTFOLIO

We didn't sit on our first-mover advantage following the introduction of the original modular platform a few years ago. We extended our lead this year by adding a number of test modules that can characterize protocol and rate-independent DWDM networks. We launched the FTB-8500 Packet Blazer(TM) to verify that Gigabit Ethernet capabilities in high-speed optical networks are working to their fullest potential. We released the FTB-5800 Chromatic Dispersion (CD) Analyzer, the industry's most advanced instrument for measuring physical limitations like CD during deployments and upgrades to 10 Gb/s and 40 Gb/s systems. We announced the availability of the FTB-8000 SONET/SDH 10 Gb/s Analyzer for protocol-layer testing of high-capacity networks. And, subsequent to the year-end, we delivered the FTB-9310 Channel Selector for commissioning and lighting channels in DWDM networks. In light of new market realities, customers are increasingly looking for a one-stop solution for their testing needs, and EXFO is the place to shop.

                         [GRAPHIC OMITTED - PHOTOGRAPH]
                         FTB-8000 SONET/SDH ANALYZER

REAL-TIME NETWORK MONITORING SOLUTIONS

Network reliability and quality of service have become mission-critical for NSPs who are seeking competitive advantages to attract customers. We have responded to these growing opportunities with the introduction of the FG-7000 Fiber Guardian and the OG-5240 Optical Guardian for physical- and optical-layer monitoring. Through state-of-the-art instrumentation, Fiber Guardian and Optical Guardian can pinpoint a fault to reduce downtime to a minimum, or they can locate minor degradations to prevent loss of service. When deployed in tandem with Network Guardian for protocol-layer monitoring applications, these autonomous products position EXFO among the leading suppliers of monitoring solutions in the industry.

                         [GRAPHIC OMITTED - PHOTOGRAPHS]
                             FG-7000 FIBER GUARDIAN
                              NETWORK GUARDIAN G2

INDUSTRIAL & SCIENTIFIC DIVISION
--------------------------------------------------------------------------------
[GRAPHIC OMITTED]
[PHOTOGRAPH]

MIGRATING PRODUCTS FROM THE R&D PHASE TO FULL-FLEDGED, HIGH-VOLUME PRODUCTION HAS NEVER BEEN EASIER WITH THE PC-BASED IQS-500 PLATFORM AND RELATED TEST MODULES.


DELIVERING COST-EFFECTIVE SOLUTIONS

At EXFO, we pride ourselves on developing solutions with direct input from our customers. And at the present time, we're hearing a common refrain from system vendors, component makers as well as fiber and cable manufacturers: Help us lower our manufacturing costs! This is why all 50 product families in our Industrial and Scientific Division are designed with productivity and cost-effectiveness in mind.

It all starts with our flagship product, the IQS-500 Intelligent Test System. This next-generation platform provides the most advanced testing and automation solutions to help reduce costs, increase efficiency and accelerate time-to-market throughout the entire manufacturing process. Migrating products from the R&D phase to full-fledged, high-volume production has never been easier with the PC-based IQS-500 platform and related test modules.

In addition, our extensive product portfolio for system vendors has been strengthened with the integration of our newest partners at gnubi communications. gnubi's protocol-layer test instruments, combined with our physical- and optical-layer equipment, offer telecom and datacom system manufacturers among the most complete, one-stop test solutions in the industry.

                                                   EXFO o 2002 Annual Report o 9

--------------------------------------------------------------------------------

LEADERSHIP IN MODULAR DESIGN

EXFO revolutionized the fiber-optic test and measurement industry several years ago with the first modular test platform for manufacturers and R&D labs. This year, we pushed the envelope to the very edge with a next-generation platform that efficiently runs as many as 100 test modules using a single controller unit. These leading-edge test modules can be stacked to create a high-performance test station for a number of network elements including DWDM multiplexers, optical transponders, optical patchcords and VCSEL lasers. Already, the IQS-500 platform is gaining traction with system and component vendors worldwide because it provides a flexible, system-based approach to meet customer needs. This system-based approach--one box, several test modules--combined with an open architecture (PXI, Windows, LabVIEW, etc.) and ease of programming, produces a test and automation environment that is unmatched in the industry. What's the added value to customers? Reduced costs and improved efficiency. What's the payoff for EXFO? Satisfied customers and increased market share.



STRETCHING OUR R&D DOLLARS

EXFO's product development strategy is based upon the clever reuse of technology to maximize R&D investments. We typically develop a best-in-class product with industry-leading specifications for the laboratory environment, and then adapt it to other markets for seamless deployment. As a result, from a single R&D project, we can reach a wide cross-section of customers for R&D, manufacturing, installation and maintenance as well as network monitoring applications. Our modular system design further increases our competitive advantage since we don't have to build a new box every time we design a product. Customers love the quick time-to-market and product breadth; investors appreciate the added returns.

[GRAPHIC OMITTED]
[PHOTOGRAPH - IQS-505P INTELLIGENT TEST SYSTEM]


HELPING CUSTOMERS LOWER COSTS
THROUGH INNOVATION

The quest to deliver innovative solutions never stops at EXFO. We're continuously developing new technologies to help manufacturers reduce their costs and increase their efficiency in a competitive environment. This year, we launched the IQS-1700 High-Performance Power Meter, with as many as four ultra-high-power remote heads, to measure increasing power levels in next-generation optical networks. We introduced the IQS-12001B Cable Assembly Test System for production testing of patchcord, multi-fiber and other interconnect assemblies. We released the IQS-5250B Optical Spectrum Analyzer for characterizing components and sub-systems in narrowly spaced DWDM systems. And we launched the ProAlign(TM) 5000 Component Assembly Workstation that automatically assembles complex photonics components like planar lightwave circuits, switches and transceivers. These solutions represent only a sampling of the 25 new products that we introduced to the marketplace in 2002, but they aptly demonstrate EXFO's commitment to innovation and, more importantly, to helping customers improve their bottom line.

[GRAPHIC OMITTED]
[PHOTOGRAPH - IQS-1700 HIGH-PERFORMANCE POWER METER]


TEAMING UP WITH GNUBI COMMUNICATIONS

Acquiring the assets of gnubi communications has S-T-R-A-T-E-G-I-C written all over it. This new partnership strongly enhances EXFO's presence within the telecom and datacom system manufacturer market. System vendors, after all, are increasingly looking for a full-fledged, one-stop solution for their complex testing requirements; namely physical-, optical- and protocol-layer testing for R&D and manufacturing applications.

GNUBI offers significant advantages to system vendors with its leading-edge, multi-channel testing solutions. Its protocol-layer test instruments handle data rates from DS1 to OC-192 and E1 to STM-64--as well as Gigabit Ethernet--inside a PC-based modular platform that is highly comparable to EXFO's. gnubi's product offering addresses test requirements for multiple communication ports in lambda routers, optical switches, cross-connects and DWDM systems. Altogether, it has delivered more than 15,000 test ports to over 50 customers around the world.

[GRAPHIC OMITTED]
[PHOTOGRAPH - GNUBI'S EPX16 (TM) PLATFORM]

10 o 2002 Annual Report o EXFO

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following discussion and analysis of the consolidated financial condition and results of operations of EXFO Electro-Optical Engineering Inc. (EXFO) for the fiscal years ended August 31, 2002, 2001 and 2000 should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Our consolidated financial statements are reported in US dollars and have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. To the extent applicable to our consolidated financial statements included elsewhere in this annual report, these principles conform in all material respects with generally accepted accounting principles in the United States, or U.S. GAAP, except as described in Note 19 to our consolidated financial statements.



CORPORATE HIGHLIGHTS

EXFO LAUNCHES 25 PRODUCTS IN 2002

EXFO announced in September 2002 that it had launched 25 new products in fiscal 2002. Key product launches included the FTB-8000 SONET/SDH Analyzer for deployments of 10 Gb/s optical networks; the FTB-8500 Packet Blazer(TM) to ensure Gigabit Ethernet performance in high-speed optical networking; the FTB-5800 Chromatic Dispersion Analyzer for high-speed, dense wavelength-division multiplexing (DWDM); the next-generation IQS-500 Intelligent Test System and related test modules for automated testing and manufacturing applications; and the ProAlign(TM) 5000 Component Assembly Workstation for the automated assembly of array-type devices.


EXFO CARRIES OUT RESTRUCTURING ACTIONS AND REVIEWS ASSETS FOR IMPAIRMENT

As a result of the telecommunications downturn that affected several markets, EXFO carried out a series of restructuring measures in fiscal 2002 to accelerate its return to profitability. Several proactive actions were taken to lower the company's cost structure, including workforce reductions and inventory write-offs. Overall for fiscal 2002, EXFO reduced its workforce by 350 people and wrote off $18.5 million in excess and obsolete inventories.


EXFO also performed in May 2002 an assessment of the carrying value of goodwill and intangible assets recorded in conjunction with the three strategic acquisitions made during the last two years. Considering the ongoing unfavorable market conditions, the company recorded a charge of $222.2 million to write down a significant portion of goodwill and a pre-tax charge of $23.7 million to write down a significant portion of acquired intangible assets.


EXFO IMPLEMENTS NEW ERP SYSTEM

In December 2001, a new enterprise resource planning (ERP) system was implemented at EXFO's headquarters in Quebec City, QC. This ERP system will enable the company to improve the efficiency of its operations and should provide customers with better and more prompt service.


EXFO COMPLETES ACQUISITION OF AVANTAS NETWORKS

EXFO announced in November 2001 that it had completed its previously announced acquisition of Avantas Networks Corporation (renamed EXFO Protocol Inc.) for a total consideration of $95.0 million, or $69.4 million net of $25.6 million of cash and cash equivalents acquired. This acquisition was accounted for using the purchase method and has resulted in goodwill of $58.0 million, which is not amortized under new accounting rules. In May 2002, as part of the assessment of the carrying value of goodwill recorded in business combinations, EXFO Protocol's goodwill was written down to its fair value, resulting in an impairment loss of $49.3 million. EXFO Protocol is a supplier of leading-edge fiber-optic testing and optical-network-performance management equipment supporting a wide range of protocols and data transmission rates.


SUBSEQUENT EVENT

Subsequent to the year-end, EXFO announced it had acquired substantially all the assets of gnubi communications, L.P., including its technology, expertise, customer base and inventories, in a stock-and-cash deal that ranged between $4.3 million and $7.2 million. Consideration paid consisted of $2.5 million in EXFO stock, $1.8 million in cash and a cash earn-out based upon sales volume up to a maximum of $2.9 million. gnubi, a privately held company in Dallas, Texas, is a leading supplier of multi-channel telecom and datacom testing solutions with an established customer base of Tier 1 optical transport equipment manufacturers and R&D labs.

                                                  EXFO o 2002 Annual Report o 11

INDUSTRY OVERVIEW

OPTICAL NETWORKING MARKET

The past decade has witnessed growth in the volume of data traffic largely due to the popularity of the Internet and related bandwidth-intensive applications. According to the Computer Industry Almanac, the number of Internet users around the world is expected to increase from 530 million in 2001 to 1.12 billion in 2005. In addition, users are continuously seeking applications that require a great deal of bandwidth such as virtual private networking (VPN), storage area networking (SAN) and rich media streaming over the Internet.

The increase in Internet users and in bandwidth-intensive applications created a need for high-capacity communications networks. To meet this increasing demand for bandwidth, many telecommunications carriers designed and installed new networks based on optical fiber, deployed additional fiber within their existing networks or used advances in optical technology such as dense wavelength-division multiplexing. DWDM involves combining beams of light of slightly different wavelengths through a single fiber, with each wavelength carrying its own stream of information. DWDM gained wide market acceptance because it incorporates technologies that greatly reduce the cost of optical transmission over long distances and because it provides network flexibility in access and metropolitan areas.

Following a period of significant growth, the telecommunications industry is enduring a market correction. Network service providers (NSPs) have lowered their capital spending to improve short-term financials and reduce debt-loads which, in turn, have initiated an industry-wide consolidation period. Despite these challenging market conditions, new bandwidth-hungry applications are pushing telecom and datacom demand deeper into metropolitan, access and enterprise networks. As a result, NSPs are continuously upgrading their existing networks with higher transmission rates, newer protocols and additional channels to meet the latest bandwidth and application requirements. The system and component manufacturing markets, meanwhile, have been sharply affected by the reduction in capital spending of NSPs. During the past 18 months, NSPs have repeatedly downsized their capital spending budgets for deploying new networks, which has resulted in a slowdown among system and component vendors.


OPTICAL TEST, MEASUREMENT AND AUTOMATION EQUIPMENT MARKET

The fiber-optic test, measurement and automation market has not been immune to the challenging conditions in the optical networking sector. However, vendors with extensive product portfolios, which include all-in-one protocol-, optical- and physical-layer test solutions, marketed their products to NSPs, who needed to upgrade their networks to higher transmission rates, add DWDM channels or maintain their existing networks. Likewise, test, measurement and automation vendors, whose products increase efficiency and reduce costs on the production floor, still attracted the attention of system and optical component manufacturers, who kept investing in their R&D programs to stay ahead of the competition.


Fiber-optic test, measurement and automation equipment is essential for research and development, manufacturing, installation and maintenance as well as network monitoring. When light travels along optical fiber and through the optical components and systems that link optical fibers together, it is subject to unwanted effects such as reflection, attenuation, noise and various types of dispersion, all of which degrade signal quality and reduce transmission performance. Fiber-optic test and measurement equipment is critical for measuring these effects and helping NSPs and manufacturers of optical components, sub-systems and optical networking systems ensure performance and reliability.


Fiber-optic test and measurement equipment like a bit-error-rate tester is also used to ensure data integrity. Data sent along an optical network must respect transmission protocols, such as ATM, SONET, SDH, Ethernet and Gigabit Ethernet, and fall within accepted data transmission rates from 64 Kb/s to 10 Gb/s. Otherwise, the information sent from a transmitter will be incomprehensible to the receiver.


Automation equipment is necessary to reduce costs and increase productivity on the manufacturing floor. Optical components and sub-systems, which make up an optical network, are typically assembled by hand. As a result, optical component vendors are increasingly looking for ways to increase efficiency and yield as well as reduce costs by adopting automated manufacturing solutions. They either build these complex solutions in-house or turn to equipment manufacturers to help them automate critical steps in the manufacturing process such as alignment, curing and optical testing. The latter option enables optical component vendors to devote their technical resources to developing next-generation products instead of manufacturing tools.



COMPANY OVERVIEW

EXFO was incorporated on September 18, 1985. Our original products were focused primarily on the needs of installers and operators of fiber-optic networks. These products are marketed in what is known today as our Portable and Monitoring Division. This division markets its products mainly to telecommunications carriers and network service providers around the world. These customers use Portable and Monitoring Division products for installation and maintenance, monitoring and troubleshooting applications. In 1996, we supplemented our product portfolio with an extensive line of Industrial and Scientific products that are dedicated to the research and development and manufacturing activities of optical system and component vendors worldwide. Our Industrial and Scientific products tend to be more complex and higher priced than our Portable and Monitoring products. In fiscal 1999, we entered the market for remote fiber test systems. Remote fiber test systems, which are marketed through our Portable and Monitoring Division, allow carriers to monitor the integrity of their entire fiber-optic systems by verifying the protocol, optical and physical layers.

12 o 2002 Annual Report o EXFO

One of our strongest competitive advantages is our modular platform design. EXFO introduced modular test platforms more than six years ago, and remains the uncontested leader with all-in-one test sets that provide greater value for customers seeking enhanced productivity. Our PC-based platforms, which are supported by an extensive suite of plug-and-play test modules, are widely accepted among Tier 1 carriers and system manufacturers with an established base of more than 10,000 units on the market today.


During the last two years, we strengthened our competitive positioning with a string of acquisitions. In fiscal 2001, we completed two key acquisitions to bolster growth in our Industrial and Scientific Division. We acquired Burleigh Instruments, Inc. (renamed EXFO Burleigh Products Group Inc.) for its wavelength measurement instruments and nanopositioning alignment systems. We also added EFOS Inc. (renamed EXFO Photonic Solutions Inc.) for its precision light-based, adhesive spot-curing technology.


In fiscal 2002, we expanded into protocol-layer testing with the closing of the Avantas Networks Corporation acquisition (renamed EXFO Protocol Inc.), a supplier of leading-edge, fiber-optic testing and optical-network-performance management equipment. This acquisition was highly strategic because it enabled us to combine protocol-, optical- and physical-layer testing inside a single platform--the FTB-400 Universal Test System--to help our customers increase revenues and reduce operational costs in a fast-changing market.


Subsequent to the year-end, we also announced that we had purchased substantially all the assets of gnubi communications, L.P., a leading supplier of multi-channel telecom and datacom testing solutions. gnubi's protocol-layer test equipment for optical transport equipment manufacturers fully complements EXFO Protocol's offering that is targeted at the network service provider market. As a result, these latest acquisitions enabled us to double our addressable market, while offering a complete test solution for the entire life cycle of an optical network: R&D, manufacturing, installation and maintenance, as well as network monitoring.


SALES

We sell our products to more than 2000 customers in 70 countries around the world through our direct sales force and, indirectly, through distribution channels. North America accounted for 57% of our sales in fiscal 2002 compared to 43% for the rest of the world. With regard to sales distribution, it was a 57-43% split in favor of our Portable and Monitoring products in 2002. In terms of customer breakdown, we had one 10%-customer in 2002 with our top three customers representing 15.4% of sales for the year.


COST OF SALES

Cost of sales includes raw materials, salaries and related expenses for direct and indirect manufacturing personnel and manufacturing overhead. We expense cost of sales as the related revenue is recognized. Excess, obsolete or scrapped materials are included in cost of sales.


OPERATING EXPENSES

We classify our operating expenses into three general categories: selling and administrative expenses, research and development expenses and amortization expenses.


Selling and administrative expenses consist primarily of salaries and related expenses for personnel, sales commissions, travel expenses, marketing programs, professional services, management information systems, human resources and other corporate expenses.


Gross research and development expenses consist primarily of salaries and related expenses for engineers and other technical personnel, material component costs as well as fees paid to third-party consultants. We expense our research and development costs as they are incurred. We are eligible to receive research and development tax credits and government grants on research and development carried out in Canada. Related research and development tax credits and government grants are recorded as a reduction of gross research and development expenses.


Operating expenses related to our restructuring plans have been recorded as a separate component of operating expenses. These expenses consist primarily of severance expenses, costs to exit leased facilities, a write-off of property, plant and equipment, as well as a write-down of intangible assets.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of financial conditions and results of operations is based on our consolidated financial statements included elsewhere in this annual report. They have been prepared in accordance with Canadian GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, we evaluate these estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts, allowance for excess and obsolete inventories, research and development tax credits and government grants, impairment of intangible assets and goodwill, future income taxes, warranty obligations, restructuring charges, contingencies and other obligations. We base our estimates on historical experience and on other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

                                                  EXFO o 2002 Annual Report o 13

The following summarizes our critical accounting policies and those that require the most significant judgment and estimates in the preparation of our consolidated financial statements.


Revenue recognition. For products in which software is incidental, we recognize revenue when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable and collection of the resulting receivable is reasonably assured. In addition, provisions are made for estimated returns, warranties and support obligations.


For products in which software is not incidental, revenues are separated into two categories: product and customer support revenues based upon vendor-specific objective evidence of fair value. Product revenues for these sales are recognized as described above. Customer support revenues are deferred and recognized ratably over the years of the support arrangement. Except when provided within one year of delivery, costs of providing this support are insignificant and accrued at the time of delivery and no software upgrades are provided.


For all sales, we use a binding purchase order as evidence that a sales arrangement exists.


Delivery generally occurs when the product is shipped to a common carrier.


At the time of the transaction, we assess whether the price associated with our revenue transactions is fixed and determinable and whether or not collection is reasonably assured. We assess whether the price is fixed and determinable based on the payment terms associated with the transaction. We assess collection based on a number of factors, including past transaction history and the creditworthiness of the customer. Generally, collateral or other security is not requested from customers.


Most sales arrangements do not generally include acceptance clauses. However, if a sales arrangement includes an acceptance provision, acceptance occurs upon the earliest receipt of a written customer acceptance or expiration of the acceptance period. For these sales arrangements, the sale is recognized when acceptance occurs.


ALLOWANCE FOR DOUBTFUL ACCOUNTS. We estimate collectibility of accounts receivable on an ongoing basis by periodically reviewing balances outstanding over a certain period of time. We determine our allowance for doubtful accounts receivable based on our historical accounts receivable collection experience and on the information that we have about the status of our accounts receivable balances. If the financial conditions of our customers deteriorate, resulting in an impairment of their ability to make required payments, additional allowance may be required, which could adversely affect our future results.


ALLOWANCE FOR EXCESS AND OBSOLETE INVENTORIES. We state our inventories at the lower of cost and net realizable value and provide reserves for excess and obsolete inventories. We determine our reserves for excess and obsolete inventories considering our quantities on hand and our expected needs for these inventories to support future sales of our products. It is possible that additional inventory reserves may occur if future sales are less than our forecasts, which could adversely affect our future results.


RESEARCH AND DEVELOPMENT TAX CREDITS AND GOVERNMENT GRANTS. We record research and development tax credits and government grants based on our interpretation of tax laws and grant programs, especially regarding related eligible projects and expenses, and when there is a reasonable assurance that we have complied and will continue to comply with all conditions and laws. Also, our judgment and estimates are based on historical experience. It is possible, however, that the tax authorities have a different interpretation of laws and application of conditions related to the programs or that we will not comply with all conditions related to grants in the future, which could adversely affect our future results.


IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS. We assess impairment of goodwill and intangible assets when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the pre-tax undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of the carrying value over the estimated pre-tax undiscounted future cash flows. Intangible assets and goodwill are written down for any permanent impairment value of the unamortized portion. In fiscal 2002, we incurred significant impairment losses on goodwill and intangible assets recorded in conjunction with our three strategic acquisitions made during the last two years.


On September 1, 2002, upon the adoption of section 3062 of the Canadian Institute of Chartered Accountants Handbook (CICA), we performed an initial impairment test of goodwill based on a fair value method. Based on that initial test, goodwill was not considered impaired. Moving forward, this test will be performed on an annual basis or more frequently if events or circumstances occur that more likely than not trigger an impairment.


FUTURE INCOME TAX ASSETS. We account for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates for the years in which the differences are expected to reverse. In assessing the recoverability of our future income tax assets, we consider whether it is more likely than not that some or all of the future income tax assets will not be realized. The ultimate realization of certain future income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences will become deductible. If we obtain information that causes our forecast of future taxable income to change or if actual future taxable income differs from our forecast, we may have to revise the carrying value of our future income tax assets, which would affect our net earnings in the period in which the change was made. We review the recoverability of our future income tax assets on a quarterly basis.

14 o 2002 Annual Report o EXFO

RESULTS OF OPERATIONS

The following table sets forth certain Canadian GAAP consolidated statements of earnings data in thousands of US dollars, except per share data, and as a percentage of sales for the years indicated:

YEARS ENDED AUGUST 31,                     2000        2001         2002         2000        2001        2002
------------------------------------------------------------------------------------------------------------------
Sales                                  $  71,639    $ 146,013    $  68,330       100.0%      100.0%      100.0%
Cost of sales                             24,712       54,946       50,801        34.5        37.6        74.3

Gross margin*                             46,927       91,067       17,529        65.5        62.4        25.7
Operating expenses
   Selling and administrative             24,304       46,236       35,446        33.9        31.7        51.9
   Net research and development            6,402       13,601       12,782         8.9         9.3        18.7
   Amortization of property, plant
     and equipment                         1,451        3,559        5,932         2.0         2.4         8.7
   Amortization of intangible assets          47        9,876       11,615         0.1         6.8        17.0
   Write-down of intangible assets            --           --       23,657          --          --        34.6
   Restructuring and other charges            --        3,288        2,880          --         2.3         4.2
Total operating expenses                  32,204       76,560       92,312        44.9        52.5       135.1

Earnings (loss) from operations           14,723       14,507      (74,783)       20.6         9.9      (109.4)
Interest income, net                       1,480        6,098        1,456         2.1         4.2         2.1
Foreign exchange gain (loss)                (684)       3,327         (458)       (1.0)        2.3        (0.7)

Earnings (loss) before income taxes
   and amortization and write-down
   of goodwill                            15,519       23,932      (73,785)       21.7        16.4      (108.0)

Income taxes                               5,298        8,150      (25,451)        7.4         5.6       (37.2)

Earnings (loss) before amortization
   and write-down of goodwill             10,221       15,782      (48,334)       14.3        10.8       (70.8)

Amortization of goodwill                     297       31,076       38,021         0.4        21.3        55.6
Write-down of goodwill                        --           --      222,169          --          --       325.1

Net earnings (loss) for the year       $   9,924    $ (15,294)   $(308,524)       13.9%      (10.5)%    (451.5)%

Basic and diluted net
   earnings (loss) per share           $    0.25    $   (0.29)   $   (5.09)

Research and development data:
   Gross research and development      $   9,374    $  17,601    $  17,005         3.1%       12.1%       24.9%
   Net research and development$           6,402    $  13,601    $  12,782         8.9%        9.3%       18.7%

Other data (unaudited):**
Pro forma net earnings (loss)          $  10,252    $  24,500    $ (11,248)       14.3%       16.8%      (16.5)%
Basic and diluted pro forma
   net earnings (loss) per share       $    0.26    $    0.46    $   (0.19)


* Including inventory write-offs of nil, nil and $18,463 for the years ended August 31, 2000, 2001 and 2002, respectively. Excluding inventory write-offs of $18,463 for the year ended August 31, 2002, gross margin would have reached 52.7% for that year. This latter information is unaudited and is a non-GAAP measure.


** Net earnings (loss) excluding amortization and write-down of goodwill and the after-tax effect of amortization and write-down of intangible assets, restructuring and other charges, as well as inventory write-offs. This information may not be comparable to similarly titled measures reported by other companies because it is non-GAAP information. Please refer to page 19 of this annual report for a detailed quantitative reconciliation.

                                                  EXFO o 2002 Annual Report o 15

SALES

Sales totaled $68.3 million, $146.0 million and $71.6 million in fiscal 2002, 2001 and 2000, respectively. Sales decreased 53% in fiscal 2002 compared to 2001 due to a reduced demand for our products and pricing pressure attributable to the severe downturn in the telecommunications industry. The fiber-optic telecommunications industry has not rebounded as quickly as many industry experts forecasted. Established telecommunications carriers have decreased their capital expenditures to improve short-term financials and reduce debt loads, while a number of others have filed for bankruptcy. Lower spending levels have produced a trickle-down effect throughout the fiber-optic industry, including in research and development, manufacturing, installation and maintenance, as well as network monitoring companies. Test, measurement, monitoring and automation equipment vendors, in turn, have been negatively affected due to the dramatic reduction in the deployment of optical networks. Consequently, both our Portable and Monitoring products and our Industrial and Scientific products suffered from this lack of demand and pricing pressure. Our Industrial and Scientific products, however, were more severely affected by the downturn. With regard to sales distribution, it was a 57%-43% split in favor of our Portable and Monitoring products in fiscal 2002 compared to 52%-48% in favor of our Industrial and Scientific products in 2001.


Net accepted orders decreased 56% to $58.3 million in fiscal 2002 from $132.1 million in 2001. Our book-to-bill ratio decreased to 0.85 in fiscal 2002 compared to 0.90 in 2001. However, our book-to-bill ratio, which began decreasing in the third quarter of 2001, has been steadily increasing since the second quarter of 2002. Our book-to-bill ratio for the last quarter of fiscal 2002 was 1.03.


Sales increased 104% in fiscal 2001 compared to 2000 due to increased demand for our Industrial and Scientific products as well as our Portable and Monitoring products, market acceptance of several products launched in 2001 and the impact of the EXFO Burleigh Products Group ("EXFO Burleigh") and EXFO Photonic Solutions acquisitions completed during the year. In addition, the increase in sales of our Industrial and Scientific products significantly increased our top line because these products have a higher average selling price than Portable and Monitoring products. Altogether, our Industrial and Scientific products accounted for 52% of sales in fiscal 2001 compared to 31% in 2000.


Net accepted orders increased 53% to $132.1 million in fiscal 2001 from $86.2 million for 2000. Our book-to-bill ratio, however, decreased to 0.90 in fiscal 2001 compared to 1.20 in 2000. The decrease in our book-to-bill ratio reflects the downturn in the telecommunications industry, which began affecting our bookings in the third quarter of 2001.


North American sales accounted for 57%, 58% and 62% of global sales in fiscal 2002, 2001 and 2000, respectively. International sales represented 43%, 42% and 38% of global sales in fiscal 2002, 2001 and 2000, respectively. Despite the relative stability in our international sales between fiscal 2002 and 2001 as a percentage of total sales, sales to the Asian market reached 19% of global sales in fiscal 2002 compared to 13% in 2001 as a result of our sustained efforts to develop this market. On the other hand, sales to the European market decreased to 14% of global sales in fiscal 2002 compared to 21% of sales in 2001, mainly because this market has been the most affected by the downturn in the telecommunications industry.


The increase in international sales in fiscal 2001 compared to 2000 mainly reflects our sustained efforts to develop the Asian market. We almost tripled our sales in this region and added service centers in Beijing and Singapore to better serve our customers.


We sell our products to a broad range of customers including telecommunications carriers, network service providers, optical component and system manufacturers, as well as research and development laboratories. No customer accounted for more than 10.2%, 6.4% and 5.8% of sales in fiscal 2002, 2001 and 2000, respectively. In fiscal 2002, our three most significant customers represented 15.4% of sales.

[GRAPHIC OMITTED]
[BAR CHART]

YEAR            $ IN MILLIONS

98              $ 31.6
99              $ 42.2
00              $ 71.6
01              $146.0
02              $ 68.3


GROSS MARGIN

Gross margin amounted to 25.7%, 62.4% and 65.5% of sales for fiscal 2002, 2001 and 2000, respectively.


In fiscal 2002, we recorded inventory write-offs of $18.5 million for obsolete and excess inventories. These special charges were recorded due to weaker demand for our products and our expected needs for the upcoming 24 months at the time of the write-offs. Excluding these special charges, our gross margin would have reached 52.7% of sales. Even excluding these special charges, our gross margin decreased 9.7% in fiscal 2002 from 62.4% in 2001, mainly because of the significant decrease in our sales in 2002. Weaker demand for our products and pricing pressure prevented us from a better absorption of our fixed manufacturing costs. Our manufacturing capacity in Quebec City, QC and Victor, NY almost doubled in fiscal 2001, while sales decreased significantly in 2002.

[GRAPHIC OMITTED]
[BAR CHART]

YEAR            PERCENTAGE

98              64.1%
99              64.4%
00              65.5%
01              62.4%
02              25.7%
02 Pro Forma*   52.7%

*  excluding inventory write-offs of $18.5 million

16 o 2002 Annual Report o EXFO

Despite the increase in sales of Industrial and Scientific products in fiscal 2001, which tend to be slightly higher-margin products, gross margin decreased in fiscal 2001 compared to 2000 due to a number of reasons. First of all, we significantly increased our manufacturing capacity in 2001 as well as hired and trained related manufacturing employees to face then and expected demand for our products. Secondly, we re-engineered our manufacturing processes to be more cost-effective and to better mitigate the impact of potential pricing pressure in the future. Thirdly, we acquired EXFO Photonic Solutions, which operates in a market that has relatively lower-margin products. Finally, the slowdown in the telecommunications industry, which affected us mostly in the last quarter of fiscal 2001, prevented us from a better absorption of our fixed manufacturing costs.


Gross margin can be negatively affected by competitive pricing pressure, increase in obsolescence costs, shifts in product mix, reductions in government grants, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in the fiber-optic test, measurement, monitoring and automation industry.




SELLING AND ADMINISTRATIVE

Selling and administrative expenses reached $35.4 million, $46.2 million and $24.3 million for fiscal 2002, 2001 and 2000, respectively. As a percentage of sales, selling and administrative expenses amounted to 51.9%, 31.7% and 33.9% for fiscal 2002, 2001 and 2000, respectively. The dollar decrease in fiscal 2002 compared to 2001 is directly related to lower expenses resulting from our restructuring plans implemented since June 2001 and lower commission expenses since our sales decreased significantly in fiscal 2002. However, this decrease was offset in part by the impact of the acquisition of EXFO Protocol in November 2001. On the other hand, the significant drop in sales in fiscal 2002 caused the selling and administrative expenses percentage to increase since these expenses tend to be fixed and because sales decreased at a faster rate than selling and administrative expenses.


The dollar increase in fiscal 2001 compared to 2000 is directly related to higher commissions resulting from increased sales activity, increased promotional and marketing expenses, expenses to consolidate our sales force in Asia, expenses related to running a public company and the impact of the EXFO Burleigh and EXFO Photonic Solutions acquisitions. The percentage decrease is mainly due to a better absorption of these expenses because sales increased at a faster rate than selling and administrative expenses.


Considering the challenging market conditions, we will continue to maintain our selling and administrative expenses at an acceptable level without impeding our efforts to strategically position our company, improve our sales, as well as provide quality service to customers and integrate our acquired companies.

[GRAPHIC OMITTED]
[BAR CHART]

YEAR            PERCENTAGE

98              31.3%
99              31.5%
00              33.9%
01              31.7%
02              51.9%



RESEARCH AND DEVELOPMENT

Gross research and development expenses totaled $17.0 million, $17.6 million and $9.4 million for fiscal 2002, 2001 and 2000, respectively. As a percentage of sales, gross research and development expenses amounted to 24.9%, 12.1% and 13.1% for fiscal 2002, 2001 and 2000, respectively.


The slight decrease in gross research and development dollars in fiscal 2002 compared to 2001 is mainly due to the mix and timing of research and development projects and the effect of our restructuring plans implemented in 2002; these factors were partially offset by the impact of the acquisition of EXFO Protocol. The percentage increase reflects our strong focus on innovation despite the significant decrease in sales. We firmly believe that innovation and new product introductions are the key to gaining market share in this current economic environment and ensuring the long-term growth and profitability of the company. In fiscal 2002, 48% of sales originated from products that have been on the market for two years or less. This is a slight improvement compared to 46% of our sales in fiscal 2001. In fiscal 2002, we released 25 new products compared to 20 in 2001. These figures confirm our dedication to innovation and our anticipation of customer needs and expectations.


The increase in gross research and development dollars in fiscal 2001 compared to 2000 reflects the hiring of additional research and development personnel, as well as the acquisitions of EXFO Burleigh and EXFO Photonic Solutions. The decrease, as a percentage of sales, in fiscal 2001 compared to 2000 is mainly due to the fact that sales increased at a faster rate than research and development expenses during that period.


Tax credits and grants from federal, provincial and state governments for research and development activities were $4.2 million, $4.0 million and $3.0 million for fiscal 2002, 2001 and 2000, respectively. Our tax credits and grants remained relatively flat between fiscal 2002 and 2001 since our gross research and development expenses were relatively unchanged year-over-year. The increase in our tax credits and grants in fiscal 2001 compared to 2000 is directly related to the hiring of additional research and development personnel as well as the impact of the EXFO Photonic Solutions acquisition.

[GRAPHIC OMITTED]
[BAR CHART]

YEAR            PERCENTAGE

98              13.9%
99              15.2%
00              13.1%
01              12.1%
02              24.9%

                                                  EXFO o 2002 Annual Report o 17

Tax credits and grants, as a percentage of gross research and development expenses, were 24.8%, 22.7% and 31.7% for fiscal 2002, 2001 and 2000, respectively. Tax credits and grants, as a percentage of gross research and development expenses, increased slightly between 2001 and 2002 since more research and development activities were carried out in Canada, where such activities are entitled to research and development tax credits, following the acquisition of EXFO Protocol. The decrease in fiscal 2001 compared to 2000 is related to a reduction in the effective tax credit rate and grants on research and development carried out in Canada. It should be noted that research and development carried out by US-based EXFO Burleigh is not eligible for tax credits. As a result, tax credits and grants, as a percentage of gross research and development expenses, were further reduced in fiscal 2001.


In terms of net research and development expenses, they amounted to 18.7%, 9.3% and 8.9% of sales for fiscal 2002, 2001 and 2000, respectively. Although we intend to reduce our research and development expenses as a percentage of sales, we expect to continue investing heavily in research and development in the upcoming year, reflecting our focus on innovation, our desire to gain market share and our goal to exceed customer needs and expectations.




AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the acquisitions of EXFO Burleigh, EXFO Photonic Solutions and EXFO Protocol during the last two years, we recorded $61.1 million in intangible assets, primarily consisting of core technology. These intangible assets, which are amortized over periods from five months to five years from the date of acquisitions, resulted in amortization expenses of $11.6 million and $9.9 million in fiscal 2002 and 2001, respectively.


Intangible assets related to these acquisitions have been reviewed for impairment as described below and this resulted in a pre-tax write-down charge of $23.7 million in the third quarter of 2002. Considering this write-down, the amortization of intangible assets will decrease by approximately $6.5 million in the upcoming fiscal year.




WRITE-DOWN OF GOODWILL AND INTANGIBLE ASSETS

In May 2002, as part of our review of financial results, we performed an assessment of the carrying value of goodwill and intangible assets recorded in conjunction with the acquisitions of EXFO Burleigh, EXFO Photonic Solutions and EXFO Protocol. The assessment was performed because of the severe and continued downturn in the telecommunications industry, the persisting unfavorable market conditions affecting our subsidiaries' industries and the decline in technology valuations. The growth prospects for our subsidiaries were significantly lower than previously expected and less than those of historical periods. In addition, the decline in market conditions affecting the subsidiaries is significant and other than temporary. As a result, we concluded that the carrying value of goodwill and certain acquired intangible assets was impaired and we recorded a charge of $222.2 million to write down a significant portion of goodwill and a pre-tax charge of $23.7 million to write down a significant portion of acquired core technology. Of the total impairment loss of $245.8 million, $125.0 million relates to EXFO Burleigh, $71.5 million relates to EXFO Photonic Solutions and $49.3 million relates to EXFO Protocol.


The impairment loss was calculated as the excess of the carrying value of the assets over the pre-tax undiscounted future cash flows. The pre-tax undiscounted future cash flows were estimated at the subsidiaries' level since we had distinct cash flows for each of them and because they are not fully integrated into our activities. The cash flow periods used ranged from three to five years, using annual growth rates between 15% and 30%.


The assumptions supporting the estimated undiscounted future cash flows, including the annual growth rates, reflect our best estimates.


On September 1, 2002, upon the adoption of section 3062 of the CICA and under its transitional provisions, we performed an initial impairment test to identify potential goodwill impairment using a fair value-based method. Under the new section, a goodwill impairment loss exists when the carrying value of a reporting unit exceeds its fair value. For the purposes of the impairment test, we allocated our existing goodwill to our reporting units and completed an evaluation of the fair value of such reporting units. Based upon the comparison of the fair value of the reporting units to their carrying value, goodwill of the reporting units was not considered impaired.


For a more complete description of this new accounting standard, please refer to the "New Accounting Standards" section further in this document.




RESTRUCTURING AND OTHER CHARGES

In fiscal 2001, we implemented a structured plan to reduce our costs and increase our efficiency. Under that plan, we recorded charges of $3.3 million, including $0.8 million in severance expenses for the 245 employees who were terminated, $1.5 million for unused assets and $1.0 million for future payments on exited leased facilities.

18 o 2002 Annual Report o EXFO

In fiscal 2002, we incurred additional charges of $2.9 million to further reduce our costs. Under additional structured plans, we recorded $2.0 million in severance expenses for the additional 350 employees who were terminated and $0.9 million for the write-off of property, plant and equipment.

Our cost-cutting measures represent our best efforts to respond to the difficult market conditions. However, these efforts may be inappropriate or insufficient. Our actions in this regard may not be successful in achieving the cost reductions or other benefits expected, may be insufficient to align our cost structure to market conditions, or may be more costly or extensive than anticipated.




INTEREST INCOME, NET

Net interest income amounted to $1.5 million, $6.1 million and $1.5 million for fiscal 2002, 2001 and 2000, respectively. The decrease in our net interest income in fiscal 2002 compared to 2001 is directly related to the use of short-term investments to finance our strategic acquisitions, our operating activities and the purchases of property, plant and equipment, as well as a general decrease in interest rates.

The increase in our net interest income in fiscal 2001 compared to 2000 results solely from short-term investments of the remaining net proceeds of our Initial Public Offering on June 29, 2000.

We expect our net interest income to decrease in the upcoming fiscal year because of the aforementioned reasons.




FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange loss amounted to $0.5 million in fiscal 2002 compared to a foreign exchange gain of $3.3 million in fiscal 2001 and a foreign exchange loss of $0.7 million in 2000.

The foreign exchange loss in fiscal 2002 is the result of the translation of operating activities denominated in currencies other than the Canadian dollar.

The foreign exchange gain in fiscal 2001 can be mostly attributed to the disposal of short-term investments denominated in US dollars and the translation of operating activities denominated in currencies other than the Canadian dollar.

We manage our exposure to currency risk with forward exchange contracts and operating activities of Canadian entities denominated in currencies other than the Canadian dollar.




INCOME TAXES

Our effective income tax recovery rate was 34.5% in fiscal 2002 compared to income tax rates of 34.1% for both fiscal 2001 and 2000.

As at August 31, 2002, future income tax assets were $10.0 million and mainly relate to tax losses, provisions and accruals as well as research and development expenses, as described in note 15 to our consolidated financial statements. Our current forecasts demonstrate that most of the future income tax assets should be recovered over the next three fiscal years. However, if we obtain information that causes our forecast of future taxable income to change or if actual future taxable income differs from our forecast, we may have to revise the carrying value of our future income tax assets, which would affect our net earnings in the period in which the change was made. We review the recoverability of our future income tax assets on a quarterly basis.

Research and development expenses and most of the provisions and accruals can be carried forward indefinitely against future years' taxable income. The Canadian tax losses, which represent $3.5 million in future income tax assets, expire over the next seven years while U.S. tax losses, which represent $3.4 million in future income tax assets, expire in 20 years.




AMORTIZATION OF GOODWILL

In conjunction with the acquisitions of EXFO Burleigh and EXFO Photonic Solutions, we recorded $248.5 million in goodwill, which is amortized over five years. These acquisitions resulted in amortization expenses of $38.0 million and $31.1 million for fiscal 2002 and 2001, respectively. The acquisition of EXFO Protocol has been accounted for using new accounting standards contained in sections 1581 and 3062 of the CICA and, consequently, goodwill resulting from this acquisition was not amortized.

Goodwill related to these acquisitions has been reviewed for impairment, as described above, and this resulted in a write-down charge of $222.2 million in the third quarter of 2002. Starting on September 1, 2002, goodwill will no longer be amortized under new accounting standards.

                                                  EXFO o 2002 Annual Report o 19

NET EARNINGS (LOSS)

Net loss amounted to $308.5 million and $15.3 million in fiscal 2002 and 2001, respectively, compared to net earnings of $9.9 million in 2000. In terms of per share amounts, we recorded a net loss of $5.09 and $0.29 in fiscal 2002 and 2001, respectively, compared to net earnings of $0.25 in 2000.



PRO FORMA NET EARNINGS (LOSS)

As a measure to assess financial performance, we use pro forma net earnings
(loss) and pro forma net earnings (loss) per share. Pro forma net earnings
(loss) represent net earnings (loss) excluding amortization and write-down of goodwill and the after-tax effect of amortization and write-down of intangible assets, restructuring and other charges as well as inventory write-offs.


Pro forma net loss amounted to $11.2 million in fiscal 2002 compared to pro forma net earnings of $24.5 million and $10.3 million in fiscal 2001 and 2000, respectively. In terms of pro forma per share amounts, we recorded a loss of $0.19 in fiscal 2002 compared to net earnings of $0.46 and $0.26 in fiscal 2001 and 2000, respectively.


Pro forma net earnings (loss) is reconciled as follows:

YEARS ENDED AUGUST 31,                                          2000         2001         2002
--------------------------------------------------------------------------------------------------------
                                                           (unaudited)  (unaudited)  (unaudited)
Net earnings (loss) in accordance with GAAP                 $   9,924    $ (15,294)   $(308,524)

Pro forma adjustments:
Amortization of goodwill                                          297       31,076       38,021
Write-down of goodwill                                             --           --      222,169
Amortization of intangible assets                                  47        9,876       11,615
Tax effect of amortization of intangible assets                   (16)      (3,363)      (4,007)
Write-down of intangible assets                                    --           --       23,657
Tax effect of write-down of intangible assets                      --           --       (8,160)
Restructuring and other charges and inventory write-offs           --        3,288       21,343
Tax effect of restructuring and other charges and
   inventory write-offs                                            --       (1,083)      (7,362)
--------------------------------------------------------------------------------------------------------
Pro forma net earnings (loss)                               $  10,252    $  24,500    $ (11,248)
--------------------------------------------------------------------------------------------------------
Net earnings (loss) per share                               $    0.25    $   (0.29)   $   (5.09)
Basic and diluted pro forma net earnings (loss) per share   $    0.26    $    0.46    $   (0.19)


We provide pro forma financial information to help the investor better understand our operating results. This information is not in accordance with, or an alternative to, generally accepted accounting principles and may not be comparable to similarly titled measures reported by other companies.



LIQUIDITY AND CAPITAL RESOURCES

We finance our operations and major investments and meet our capital expenditure requirements mainly through the use of cash and cash equivalents, short-term investments and the issuance of subordinate voting shares.



CASH POSITION AND SHORT-TERM INVESTMENTS

As at August 31, 2002, cash and cash equivalents as well as short-term investments consisted of $49.7 million. Our working capital was at $91.4 million. Our cash and cash equivalents and short-term investments decreased by $24.9 million in fiscal 2002, including $8.7 million for financing of operating activities as well as cash payments of $9.8 million and $5.2 million, respectively, for the acquisition of EXFO Protocol and the purchases of property, plant and equipment.


The acquisition of substantially all the assets of gnubi communications, L.P. will be partially financed with $1.8 million of cash on hand. In fiscal 2003, however, we expect to recover $13.5 million in income taxes mainly due to the carry-back of current tax losses and tax credits on our research and development activities. As at August 31, 2002, total commitments under operating leases and long-term debt for fiscal 2003 amounted to $1.4 million.

20 o 2002 Annual Report o EXFO

OPERATING ACTIVITIES

Cash flows used by operating activities were $8.7 million in fiscal 2002 compared to cash flows provided of $3.9 million in fiscal 2001 and cash flows used of $4.0 million in 2000. Cash flows used by operating activities in fiscal 2002 were primarily due to the net loss after items not affecting cash and cash equivalents of $1.1 million combined with the increase of income taxes receivable of $19.7 million and the decrease in accounts payable and accrued liabilities of $7.5 million. These figures were partially offset by the result of the net decrease in accounts receivable and inventories of $19.7 million. The increase in our income taxes receivable is related to income tax recovery following the carry-back to previous years' taxable income of our consolidated tax loss, while the decrease in our accounts payable and accrued liabilities is due to the reduction in our purchases following the slowdown in our industry. The decrease in our accounts receivable is due to the reduction in our sales level and the improvement in our days of sales outstanding (DSOs), while the decrease in our inventories is due to our efforts to maintain them at the lowest acceptable level considering the decrease in sales.


Cash flows provided by operating activities in fiscal 2001 were primarily due to net earnings after items not affecting cash and cash equivalents of $25.3 million. This figure was mainly offset by the increase of $20.3 million in inventories required to ensure minimal manufacturing and delivery lead times.


In fiscal 2002, the major items not affecting cash and cash equivalents consisted of inventory write-offs of $18.5 million, write-down of goodwill and intangible assets of $245.8 million, amortization expenses of $55.6 million and future income tax recovery of $13.4 million. In fiscal 2001, the major items not affecting cash and cash equivalents consisted of amortization expenses of $44.5 million and realized foreign exchange gains on disposal of short-term investments of $3.4 million.




FINANCING ACTIVITIES

Cash flows used by financing activities were $90,000 and $4.6 million in fiscal 2002 and 2001, respectively, compared to cash flows provided of $172.8 million in 2000. Cash flows used by financing activities in fiscal 2002 were due to the repayment of our long-term debt. Cash flows used in financing activities in fiscal 2001 were mainly due to the repayment of our bank advances and our long-term debt of $5.4 million.


As at August 31, 2002, we had credit facilities that provide for advances of up to Cdn$10 million (US$6.4 million) under a line of credit. This line of credit bears interest at prime rate.




INVESTING ACTIVITIES

Cash flows provided by investing activities were $10.5 million and $8.4 million in fiscal 2002 and 2001, respectively, compared to cash flows used of $169.0 million in 2000.


In fiscal 2002, we disposed of $25.5 million in short-term investments to finance our operating activities of $8.7 million as well as the respective cash payments of $9.8 million and $5.2 million for the acquisition of EXFO Protocol and the purchases of property, plant and equipment.


In fiscal 2001, we disposed of $92.6 million in short-term investments to finance the cash payments of $68.3 million and $15.9 million for the acquisitions of EXFO Burleigh and EXFO Photonic Solutions and the purchases of property, plant and equipment, respectively. Despite these investments and purchases, the disposal of short-term investments generated net cash flows of $8.4 million in fiscal 2001.




OUTLOOK

As described above, we incurred an operating loss of $74.8 million in fiscal 2002 and operating activities used $8.7 million in cash flows. There can be no assurance as to whether and when we will return to profitability or that our sales will return to prior levels. However, we believe that our cash balances and short-term investments, combined with available credit facilities, will be sufficient to meet our expected liquidity and capital requirements for at least the next 12 months. On the other hand, possible additional operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing prior to such time. There can be no assurance that additional debt or equity financing will be available when required or, if available, it can be secured on satisfactory terms.

                                                  EXFO o 2002 Annual Report o 21

STOCK OPTION PLAN

The aggregate number of subordinate voting shares covered by options granted under the stock option plan was 2,597,574 as at August 31, 2002. The weighted average exercise price of those stock options was $22 compared to the market price of $2.13 per share as at August 31, 2002. The maximum number of subordinate voting shares issuable under the plan cannot exceed 4,470,961 shares. The following table summarizes information about stock options granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at August 31, 2002:

                                                                                   % OF                   WEIGHTED
                                                                             ISSUED AND                   AVERAGE
                                                             NUMBER          OUTSTANDING              EXERCISE PRICE
-----------------------------------------------------------------------------------------------------------------------
Chairman of the Board, President and CEO (one individual)   100,482                3.87%             $      14.06
Board of Directors (four individuals)                        80,838                3.11%             $      10.95
Management and Corporate Officers (ten individuals)         429,155               16.52%             $      21.82
-----------------------------------------------------------------------------------------------------------------------
                                                            610,475               23.50%             $      19.10
-----------------------------------------------------------------------------------------------------------------------


In November 2001, the CICA issued section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which is effective for fiscal years beginning on or after January 1, 2002. As described in the "New Accounting Standards" section below, we will adopt this new standard prospectively on September 1, 2002, and as permitted by the CICA, we will not account for the stock-based compensation costs arising from awards to employees, but we will comply with the required pro forma disclosures with respect to net earnings and net earnings per share.


Like many other companies, we do not believe that the use of the Black-Scholes option valuation model provides a reliable single measure of the fair value of our employees' stock options and stock awards. For example, using of the Black-Scholes model as required under U.S. GAAP, our 2,597,574 outstanding options with an average exercise price of $22 would have generated aggregate stock-based compensation costs of $26,589,000. None of the options issued by EXFO have been exercised because the market price of the company's common shares as at August 31, 2002, is well below the exercise price.


Please refer to note 19 to our consolidated financial statements for further explanation of stock-based compensation costs.



NEW ACCOUNTING STANDARDS

In November 2001, the CICA revised section 1650, "Foreign Currency Translation", which is effective for fiscal years beginning on or after January 1, 2002. The revised standard, which we will adopt retroactively on September 1, 2002, no longer permits the deferral and amortization of unrealized exchange gains and losses that arise on the translation of long-term foreign currency denominated monetary assets and liabilities. Under the new rules, such gains and losses must be reported in earnings as they arise. Adopting this revised standard will not have a significant impact on our financial statements since we currently have no such long-term monetary items.


In November 2001, the CICA issued Accounting Guideline No. 13, "Hedging Relationships", which shall be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. This new accounting guideline, which we will adopt prospectively on September 1, 2003, establishes basic criteria that must be met before hedge accounting can be used. It also describes the types of exposures that can be hedged and the types of instruments that qualify as hedges, sets detailed designation and documentation requirements and requires formal effectiveness testing. We have not yet assessed the impact of the adoption of this new guideline.


In November 2001, the CICA issued section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which is effective for fiscal years beginning on or after January 1, 2002. The new section applies to awards granted on or after the date of adoption, and requires that stock-based payments to non-employees and direct awards of stock to employees be accounted for using a fair value-based method. The new section also encourages, but does not require, the use of a fair value-based method to account for stock-based compensation costs arising from awards to employees. The new section requires pro forma disclosures with respect to net earnings and net earnings per share if a fair value-based method of accounting is not adopted for awards granted to employees. We will adopt this new standard prospectively on September 1, 2002. We will not account for the stock-based compensation costs arising from awards to employees. However, we will provide the required pro forma disclosures with respect to net earnings and net earnings per share. Consequently, the adoption of this new standard will not have a significant impact on our financial results.


In August 2001, the CICA issued section 1581 "Business Combinations" and section 3062 "Goodwill and Other Intangible Assets". Section 1581 requires business combinations initiated after June 30, 2001, or business combinations accounted for by the purchase method with a date of acquisition after June 30, 2001, to be accounted for using the purchase method of accounting. This section also broadens criteria for recording intangible assets separately from goodwill. Upon the adoption of section 3062, recorded goodwill and intangible assets will be evaluated against those

22 o 2002 Annual Report o EXFO

new criteria and may result in certain intangible assets being reclassified into goodwill or, alternatively, amounts initially recorded as goodwill being separately identified and recognized apart from goodwill as intangible assets.
Section 3062 requires the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles.


Under transitional provisions of section 3062, we did not amortize the goodwill resulting from the acquisition of EXFO Protocol, for which the acquisition date was November 2, 2001.


We adopted section 3062 prospectively on September 1, 2002. Upon the adoption of this new section, goodwill recorded prior to July 1, 2001, is no longer subject to amortization. Also, under the transitional provisions of the section, we performed an initial impairment test to identify goodwill impairment using a fair value-based method. Under the new section, a goodwill impairment exists when the carrying value of a reporting unit exceeds its fair value. For the purposes of the impairment test, we allocated our existing goodwill to our reporting units and completed an evaluation of the fair value of such reporting units. Based on the comparison of the fair value of the reporting units to their carrying value, goodwill of the reporting units was not considered impaired.


Goodwill will also be tested for impairment on an annual basis or more frequently if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value. Any impairment loss arising from this test will be charged to earnings in the period in which it is incurred.


For details on new U.S. accounting standards, please refer to note 19 to our consolidated financial statements.



RISKS AND UNCERTAINTIES

Over the past few years, we have been able to manage our activities, focus on research and development of new and innovative products, penetrate international markets and close important strategic acquisitions. However, we operate in a highly competitive field that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.


The main risks and uncertainties related to the fiber-optic test, measurement, monitoring and automation industry involve the rapid development of new products that have short life cycles and require extensive research and development; the difficulty of retaining highly skilled employees as well as offering them effective training programs; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.


In addition, given our strategic goals for growth and competitive positioning in our industry, we are expanding into international markets. This exposes us to certain risks and uncertainties related to changes in local laws and regulations, multiple technological standards, protective legislation and pricing pressure.


Furthermore, while the important strategic acquisitions we have made are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these companies as well as their products, technologies and personnel.


We are also exposed to currency risks as a result of the export of our products manufactured in Canada, substantially all of which are denominated in US dollars. These risks are partially hedged by the operating expenses of certain international subsidiaries, the purchase of raw materials in US dollars and forward exchange contracts.


The economic slowdown in our industry could also result in some of our customers experiencing difficulties and, consequently, this could have a negative effect on our results especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash and cash equivalents, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality corporations. Our cash and cash equivalents and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be remote.


For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosure documents published with securities commissions.

                                                  EXFO o 2002 Annual Report o 23

QUARTERLY SUMMARY FINANCIAL INFORMATION (UNAUDITED)
 (in thousands of US dollars, except per share data)

                                                                                               YEARS ENDED
                                            1ST QUARTER  2ND QUARTER  3RD QUARTER  4TH QUARTER  AUGUST 31,
----------------------------------------------------------------------------------------------------------
2002
Sales                                       $  20,138    $  14,601    $  16,348    $  17,243    $  68,330
Cost of sales                               $  12,532    $  12,885    $  17,080    $   8,304    $  50,801
Gross margin (loss)                         $   7,606    $   1,716    $    (732)   $   8,939    $  17,529
Loss from operations                        $ (10,893)   $ (16,612)   $ (43,396)   $  (3,882)   $ (74,783)
Net loss                                    $ (19,055)   $ (22,675)   $(263,826)   $  (2,968)   $(308,524)
Pro forma net loss*                         $  (1,937)   $  (4,099)   $  (3,930)   $  (1,183)   $ (11,248)
Basic and diluted net loss per share*       $   (0.33)   $   (0.37)   $   (4.29)   $   (0.05)   $   (5.09)
Basic and diluted pro forma net
   loss per share*                          $   (0.03)   $   (0.07)   $   (0.06)   $   (0.02)   $   (0.19)

2001
Sales                                       $  28,519    $  36,293    $  45,781    $  35,420      146,013
Cost of sales                               $  10,308    $  12,787    $  17,418    $  14,433       54,946
Gross margin                                $  18,211    $  23,506    $  28,363    $  20,987       91,067
Earnings (loss) from operations             $   6,791    $   6,912    $   4,335    $  (3,531)      14,507
Net earnings (loss)                         $   7,505    $      24    $  (8,630)   $ (14,193)     (15,294)
Pro forma net earnings*                     $   7,638    $   7,511    $   6,204    $   3,219       24,500
Basic and diluted net earnings
   (loss) per share*                        $    0.16    $      --    $   (0.15)   $   (0.25)   $   (0.29)
Basic and diluted pro forma net
   earnings per share*                      $    0.16    $    0.14    $    0.11    $    0.06    $    0.46

2000
Sales                                       $  11,688    $  17,423    $  19,411    $  23,117    $  71,639
Cost of sales                               $   3,733    $   5,876    $   7,347    $   7,756    $  24,712
Gross margin                                $   7,955    $  11,547    $  12,064    $  15,361    $  46,927
Earnings from operations                    $   2,092    $   3,640    $   3,847    $   5,144    $  14,723
Net earnings                                $   1,300    $   2,412    $   2,748    $   3,464    $   9,924
Pro forma net earnings*                     $   1,306    $   2,461    $   2,885    $   3,599    $  10,252
Basic and diluted net earnings per share*   $    0.03    $    0.06    $    0.07    $    0.08    $    0.25
Basic and diluted pro forma net
   earnings per share*                      $    0.03    $    0.06    $    0.07    $    0.08    $    0.26

* Pro forma net earnings (loss) and per share data are calculated independently for each of the quarters presented. Therefore, the sum of this quarterly information may not equal the corresponding annual information. Pro forma net earnings (loss) represent net earnings (loss) excluding amortization and write-down of goodwill and the after-tax effect of amortization and write-down of intangible assets, restructuring and other charges as well as inventory write-offs. This information may not be comparable to similarly titled measures reported by other companies because it is non-GAAP information.

24 o 2002 Annual Report o EXFO

MANAGEMENT'S REPORT

EXFO's management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this Annual Report. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and include some amounts that are based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects.

EXFO's policy is to maintain a system of internal accounting and administrative controls designed to provide reasonable assurance that the financial information is relevant, accurate and reliable, and that assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board and is composed of outside directors. The Committee meets periodically with management and external auditors to review accounting, auditing and internal control matters. These consolidated financial statements have been reviewed and approved by the Board of Directors on the recommendation of the Audit Committee.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the external auditors, in accordance with generally accepted auditing standards on behalf of the shareholders. The external auditors have full and free access to the Audit Committee.



/s/ Germain Lamonde                     /s/ Pierre Plamandon
----------------------------            ----------------------------
GERMAIN LAMONDE                         PIERRE PLAMANDON, CA
Chairman, President and CEO             Vice-President, Finance and Chief
                                         Financial Officer


AUDITORS' REPORT

TO THE SHAREHOLDERS OF EXFO ELECTRO-OPTICAL ENGINEERING INC.

We have audited the consolidated balance sheets of EXFO Electro-Optical Engineering Inc. as at August 31, 2001 and 2002 and the consolidated statements of earnings, retained earnings (deficit) and contributed surplus and cash flows for each of the years in the three-year period ended August 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2001 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2002, in accordance with Canadian generally accepted accounting principles.



/s/ PriceWaterhouseCoopers LLP
----------------------------------
Chartered Accountants
Quebec, Quebec, Canada
September 23, 2002

                                                  EXFO o 2002 Annual Report o 25

CONSOLIDATED BALANCE SHEETS
(in thousands of US dollars)

The accompanying notes are an integral part of these consolidated financial statements.

AS AT AUGUST 31,                                         2001         2002
--------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                           $   7,729    $   9,128
Short-term investments (notes 8 and 18)                66,861       40,553
Accounts receivable (notes 8 and 18)
   Trade                                               24,531        9,881
   Other                                                3,660        3,267
Income taxes receivable (note 8)                           --       13,473
Inventories (notes 4, 5 and 8)                         44,345       23,822
Prepaid expenses                                        1,265        1,280
Future income taxes (note 15)                           1,423        1,272
--------------------------------------------------------------------------------
                                                      149,814      102,676

INCOME TAXES RECEIVABLE (note 8)                           --        6,234
PROPERTY, PLANT AND EQUIPMENT (notes 6 and 8)          27,140       26,246
INTANGIBLE ASSETS AND GOODWILL (notes 4, 7 and 8)     264,242       34,040
FUTURE INCOME TAXES (note 15)                           1,381        8,730
--------------------------------------------------------------------------------
                                                    $ 442,577    $ 177,926
--------------------------------------------------------------------------------

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 9)   $  16,180    $  10,699
Income taxes payable                                    2,623           --
Deferred revenue                                          616          503
Current portion of long-term debt                         106          100
--------------------------------------------------------------------------------
                                                       19,525       11,302
DEFERRED GRANTS (note 14)                               1,002          654
LONG-TERM DEBT (note 10)                                  664          564
FUTURE INCOME TAXES (note 15)                           6,581           --
--------------------------------------------------------------------------------
                                                       27,772       12,520
--------------------------------------------------------------------------------

COMMITMENTS (note 11)
CONTINGENCIES (note 12)

SHAREHOLDERS' EQUITY
SHARE CAPITAL (note 13)                               429,995      489,611
CONTRIBUTED SURPLUS                                     1,457        1,487
CUMULATIVE TRANSLATION ADJUSTMENT                      (8,333)      (8,854)
DEFICIT                                                (8,314)    (316,838)
--------------------------------------------------------------------------------
                                                      414,805      165,406
--------------------------------------------------------------------------------
                                                    $ 442,577    $ 177,926
--------------------------------------------------------------------------------


                           /s/ Germain Lamonde         /s/ Andre Tremblay
                           -----------------------     ------------------------
On behalf of the Board:    GERMAIN LAMONDE             ANDRE TREMBLAY
                           Chairman, President         Chairman, Audit Committee
                              and CEO

26 o 2002 Annual Report o EXFO

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of US dollars, except share and per share data)

The accompanying notes are an integral part of these consolidated financial statements.

YEARS ENDED AUGUST 31,                                      2000         2001         2002
--------------------------------------------------------------------------------------------
SALES (note 16)                                        $  71,639    $ 146,013    $  68,330

COST OF SALES*                                            24,712       54,946       50,801
--------------------------------------------------------------------------------------------

GROSS MARGIN                                              46,927       91,067       17,529
--------------------------------------------------------------------------------------------

OPERATING EXPENSES
Selling and administrative                                24,304       46,236       35,446
Net research and development (note 14)                     6,402       13,601       12,782
Amortization of property, plant and equipment              1,451        3,559        5,932
Amortization of intangible assets                             47        9,876       11,615
Write-down of intangible assets (note 4)                      --           --       23,657
Restructuring and other charges (note 4)                      --        3,288        2,880
--------------------------------------------------------------------------------------------

TOTAL OPERATING EXPENSES                                  32,204       76,560       92,312
--------------------------------------------------------------------------------------------

EARNINGS (LOSS) FROM OPERATIONS                           14,723       14,507      (74,783)

Interest income, net                                       1,480        6,098        1,456
Foreign exchange gain (loss)                                (684)       3,327         (458)
--------------------------------------------------------------------------------------------

EARNINGS (LOSS) BEFORE INCOME TAXES AND AMORTIZATION
   AND WRITE-DOWN OF GOODWILL (note 15)                   15,519       23,932      (73,785)

INCOME TAXES (note 15)                                     5,298        8,150      (25,451)
--------------------------------------------------------------------------------------------

EARNINGS (LOSS) BEFORE AMORTIZATION
   AND WRITE-DOWN OF GOODWILL                             10,221       15,782      (48,334)

AMORTIZATION OF GOODWILL                                     297       31,076       38,021
WRITE-DOWN OF GOODWILL (note 4)                               --           --      222,169
--------------------------------------------------------------------------------------------

NET EARNINGS (LOSS) FOR THE YEAR                       $   9,924    $ (15,294)   $(308,524)
--------------------------------------------------------------------------------------------

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE
Earnings (loss) before amortization
   and write-down of goodwill                          $    0.26    $    0.30    $   (0.80)

Net earnings (loss)                                    $    0.25    $   (0.29)   $   (5.09)

BASIC WEIGHTED AVERAGE NUMBER
   OF SHARES OUTSTANDING (000'S)                          39,951       53,014       60,666

DILUTED WEIGHTED AVERAGE NUMBER
   OF SHARES OUTSTANDING (000'S) (note 17)                40,086       53,495       60,966

* Including inventory write-offs of nil, nil and $18,463 for the years ended August 31, 2000, 2001 and 2002, respectively (see note 4).

                                                  EXFO o 2002 Annual Report o 27

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(DEFICIT) AND CONTRIBUTED SURPLUS
(in thousands of US dollars, except per share data)

The accompanying notes are an integral part of these consolidated financial statements.

RETAINED EARNINGS (DEFICIT)

YEARS ENDED AUGUST 31,                    2000         2001         2002
--------------------------------------------------------------------------------
BALANCE - BEGINNING OF YEAR          $  14,592    $   6,980    $  (8,314)

ADD
Net earnings (loss) for the year         9,924      (15,294)    (308,524)
--------------------------------------------------------------------------------
                                        24,516       (8,314)    (316,838)
--------------------------------------------------------------------------------

DEDUCT
Dividends
   Class A shares                       17,216           --           --
   Class F shares                          320           --           --
--------------------------------------------------------------------------------
                                        17,536           --           --
--------------------------------------------------------------------------------

BALANCE - END OF YEAR                $   6,980    $  (8,314)   $(316,838)
--------------------------------------------------------------------------------

DIVIDENDS PER SHARE
   Class A shares                    $    0.45    $      --    $      --
   Class F shares                    $    0.45    $      --    $      --


Contributed Surplus

Years Ended August 31,                    2000         2001         2002
--------------------------------------------------------------------------------
BALANCE - BEGINNING OF YEAR          $      --    $      --   $     1457

ADD
Premium on resale of share capital          --        1,457           30
--------------------------------------------------------------------------------

BALANCE - END OF YEAR                $      --    $   1,457    $   1,487
--------------------------------------------------------------------------------

28 o 2002 Annual Report o EXFO

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of US dollars)

The accompanying notes are an integral part of these consolidated financial statements.

YEARS ENDED AUGUST 31,                                       2000         2001         2002
---------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss) for the year                        $   9,924    $ (15,294)   $(308,524)
Add (deduct) items not affecting cash and
 cash equivalents
   Discount on short-term investments                        (807)         191          271
   Inventory write-offs                                        --           --       18,463
   Amortization                                             1,795       44,511       55,568
   Write-down of goodwill and intangible assets                --           --      245,826
   Foreign exchange gains on disposal of
     short-term investments                                    --       (3,437)         (74)
   Restructuring and other charges                             --        1,083          741
   Future income taxes                                        (33)      (1,779)     (13,397)
Change in non-cash operating working capital items
   Accounts receivable                                    (10,476)         447       15,406
   Income taxes                                             2,149        2,237      (19,736)
   Inventories                                            (10,732)     (20,308)       4,332
   Prepaid expenses                                          (519)         (67)         356
   Accounts payable and accrued liabilities                 3,917       (3,736)      (7,470)
   Deferred revenue                                           215          100         (106)
   Deferred grants                                            567          (57)        (335)
---------------------------------------------------------------------------------------------
                                                           (4,000)       3,891       (8,679)
---------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Bank advances                                                (357)      (2,046)          --
Repayment of mandatorily redeemable preferred shares           --         (354)          --
Repayment of loan from a company under common control      (1,349)          --           --
Repayment of long-term debt                                  (812)      (3,355)        (106)
Issuance of share capital                                 209,690           --           --
Redemption of share capital                                    --          (33)          (6)
Resale of share capital                                        --        1,490           36
Share issue expenses                                      (16,743)        (331)         (14)
Dividends paid                                            (17,587)          --           --
---------------------------------------------------------------------------------------------
                                                          172,842       (4,629)         (90)
---------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments                      (519,645)    (772,808)    (506,228)
Proceeds from disposal of short-term investments          359,886      865,373      531,733
Additions to property, plant and equipment and
       intangible assets                                   (7,180)     (15,911)      (5,245)
Business combinations (note 3)                             (2,108)     (68,255)      (9,756)
---------------------------------------------------------------------------------------------
                                                         (169,047)       8,399       10,504
---------------------------------------------------------------------------------------------

CHANGE IN CASH AND CASH EQUIVALENTS                          (205)       7,661        1,735
EFFECT OF FOREIGN EXCHANGE RATE CHANGES
   ON CASH AND CASH EQUIVALENTS                               511         (661)        (336)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                 423          729        7,729
---------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS - END OF YEAR                 $     729    $   7,729    $   9,128
---------------------------------------------------------------------------------------------

SUPPLEMENTARY INFORMATION
Interest paid                                           $     480    $     377    $     269
Income taxes paid                                       $   3,761    $   8,171    $   4,172

                                                  EXFO o 2002 Annual Report o 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


1 o INCORPORATION AND NATURE OF ACTIVITIES

The company, incorporated in 1985 under the Canada Business Corporations Act, designs, manufactures and markets a full line of fiber-optic test, measurement, monitoring and automation solutions for the global telecommunications industry. These solutions measure the physical-, optical- and protocol-layers of optical fiber and related hardware and help automate manufacturing processes. The company derives substantially all of its revenue from customers located in the United States, Canada, Europe and Asia. The company's customers consist primarily of telecommunications carriers, network service providers, optical component and system manufacturers, as well as research and development laboratories.



2 o SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. These principles conform, in all material respects, with accounting principles generally accepted in the United States, except for the differences and additional disclosures provided in note 19. The principal accounting policies of the company, which have been consistently applied, are summarized as follows:


ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.


CONSOLIDATION

These consolidated financial statements include the accounts of the company and its domestic and international subsidiaries. Intercompany accounts and transactions have been eliminated.


REPORTING CURRENCY

The functional currency of the company is the Canadian dollar. However, the company has adopted the US dollar as its reporting currency. The financial statements are translated into the reporting currency using the current rate method. Under this method, the financial statements are translated into the reporting currency as follows: assets and liabilities are translated at the exchange rate in effect at the date of the balance sheet and revenues and expenses are translated at the monthly average exchange rates. All gains and losses resulting from the translation of the financial statements into the reporting currency are included in the cumulative translation adjustment in shareholders' equity.


In the event that management decides to declare dividends, such dividends would be declared in Canadian dollars.


FOREIGN CURRENCY TRANSLATION

FOREIGN CURRENCY TRANSACTIONS

Transactions denominated in currencies other than the functional currency are translated into the functional currency as follows: monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the exchange rate in effect on the date of the transaction. Non-monetary assets and liabilities are translated at historical rates. Gains and losses arising from such translation are reflected in the statements of earnings.


FOREIGN SUBSIDIARIES

The financial statements of integrated foreign operations are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical rates. Revenues and expenses are remeasured at the monthly average exchange rates. Gains and losses resulting from remeasurement are reflected in the statements of earnings.


FORWARD EXCHANGE CONTRACTS

The company enters into forward exchange contracts in order to hedge against potential exchange rate fluctuations on cash flows related to anticipated future revenue streams denominated in foreign currencies. Unrealized gains and losses on these forward exchange contracts are deferred and recognized upon settlement of the related transactions. Accordingly, cash flows resulting from forward exchange contract settlements are classified as cash flows from operating activities along with the corresponding cash flows being hedged.

30 o 2002 Annual Report o EXFO

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand and balances with banks and highly liquid short-term investments with original maturities of three months or less.


SHORT-TERM INVESTMENTS

Short-term investments are valued at the lower of cost and market value. Cost is composed of acquisition cost plus amortization of discount or less amortization of premium.


INVENTORIES

Inventories are valued at the lower of cost and net realizable value. The cost of raw materials and work in progress is determined using the first-in, first-out method. The cost of finished goods is determined using the average cost method.


PROPERTY, PLANT AND EQUIPMENT AND AMORTIZATION

Property, plant and equipment are recorded at cost less related government grants and research and development tax credits. Amortization is provided on a straight-line basis over their estimated useful lives as follows:


                                        TERM

         Buildings                      15 and 25 years
         Equipment                      2 to 10 years
         Leasehold improvements         Remaining lease term

The carrying value of property, plant and equipment is evaluated for impairment whenever significant events or circumstances occur which may indicate an impairment in value, based upon a comparison of the carrying value to the net recoverable amount.


INTANGIBLE ASSETS, GOODWILL AND AMORTIZATION

Intangible assets include the cost of acquired in-process research and development, core technology, workforce and trademark, net of accumulated amortization. Core technology represents the existing technology acquired in business combinations that has reached technological feasibility while acquired in-process research and development represents the existing technology that has not reached technological feasibility and has no future alternative use. Intangible assets are amortized on a straight-line basis over their estimated useful lives ranging from five to ten months for in-process research and development, five years for core technology, one year for workforce and two years for trademark.

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of net identifiable assets acquired. Goodwill related to business combinations with a date of acquisition prior to July 1, 2001, is amortized on a straight-line basis over the estimated useful life of five years until August 31, 2002. Goodwill related to business combinations with a date of acquisition after June 30, 2001, is not amortized but is reviewed for impairment.

Intangible assets and goodwill are reviewed for impairment when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the pre-tax undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of the carrying value over the estimated pre-tax undiscounted future cash flows. Intangible assets and goodwill are written down for any permanent impairment in value of the unamortized portion.


REVENUE RECOGNITION

For products in which software is incidental, the company recognizes revenue when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable and collection of the resulting receivable is reasonably assured. In addition, provisions are made for estimated returns, warranties and support obligations.

For products in which software is not incidental, revenues are separated into two categories: product and customer support revenues, based upon vendor-specific objective evidence of fair value. Product revenues for these sales are recognized as described above. Customer support revenues are deferred and recognized ratably over the years of the support arrangement. Except when provided within one year of delivery, costs of providing this support are insignificant and accrued at the time of delivery and no software upgrades are provided.

For all sales, the company uses a binding purchase order as evidence that a sales arrangement exists.

Delivery generally occurs when the product is shipped to a common carrier.

At the time of the transaction, the company assesses whether the price associated with its revenue transactions is fixed and determinable and whether or not collection is reasonably assured. The company assesses whether the price is fixed and determinable based on the payment terms associated with the transaction. The company assesses collection based on a number of factors, including past transaction history with the customer and the creditworthiness of the customer. Generally, collateral or other security is not requested from customers.

Most sales arrangements do not generally include acceptance clauses. However, if a sales arrangement includes an acceptance provision, acceptance occurs upon the earliest of receipt of a written customer acceptance or expiration of the acceptance period. For these sales arrangements, the sale is recognized when acceptance occurs.

                                                  EXFO o 2002 Annual Report o 31

ADVERTISING COSTS

Advertising costs are expensed as incurred.


GOVERNMENT GRANTS

Government grants are accrued as a receivable when there is reasonable assurance that the company has complied and will continue to comply with all the conditions related to the grant. Grants related to operating expenses are included in earnings when the related expenses are incurred. Grants related to capital expenditures are deducted from the related assets. Grants related to job creation and training programs for extended periods are deferred and amortized on a straight-line basis over the minimum period for which the created job must be maintained or training provided.


RESEARCH AND DEVELOPMENT EXPENSES

All expenses related to development activities, which do not meet generally accepted criteria for deferral, and research, are expensed as incurred, net of related tax credits and government grants. Development expenses which meet generally accepted criteria for deferral are capitalized, net of related tax credits and government grants, and amortized against earnings over the estimated period of benefit.

As at August 31, 2002, the company had not deferred any development costs.


INCOME TAXES

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates for the years in which the differences are expected to reverse.

The company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.


EARNINGS (LOSS) PER SHARE

Basic earnings (loss) and dividends per share are determined using the weighted average number of common shares outstanding during the year.

Diluted earnings per share are determined using the weighted average number of common shares outstanding during the year, plus the effects of dilutive potential common shares outstanding during the year. This method requires that diluted earnings per share be calculated, using the treasury stock method, as if all dilutive potential common shares had been exercised at the later of the beginning of the year or the date of issuance, as the case may be, and that the funds obtained thereby be used to purchase common shares of the company at the average fair value of the common shares during the year.


STOCK-BASED COMPENSATION PLANS

The company maintains stock-based compensation plans, which are described in note 13. Under accounting principles generally accepted in Canada, no compensation cost is recognized when stock, stock options or stock awards are issued to plan participants. Any consideration received from plan participants upon the purchase of stock or the exercise of stock options or stock awards is credited to share capital. The costs related to the stock appreciation rights are accrued and charged to earnings.


NEW ACCOUNTING STANDARDS

In November 2001, The Canadian Institute of Chartered Accountants (CICA) revised section 1650, "Foreign Currency Translation", which is effective for fiscal years beginning on or after January 1, 2002. The revised standard, which the company will adopt retroactively on September 1, 2002, no longer permits the deferral and amortization of unrealized exchange gains and losses that arise on the translation of long-term foreign currency denominated monetary assets and liabilities. Under the new rules, such gains and losses must be reported in earnings as they arise. Adopting this revised standard will not have a significant impact on the company's financial statements since the company currently has no such long-term monetary items.

In November 2001, the CICA issued Accounting Guideline No. 13, "Hedging Relationships", which shall be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. This new accounting guideline, which the company will adopt prospectively on September 1, 2003, establishes basic criteria that must be met before hedge accounting can be used. It also describes the types of exposures that can be hedged and the types of instruments that qualify as hedges, sets detailed designation and documentation requirements and requires formal effectiveness testing. The company has not yet assessed the impact of the adoption of this new guideline.

In November 2001, the CICA issued section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which is effective for fiscal years beginning on or after January 1, 2002. The new section applies to awards granted on or after the date of adoption, and requires that stock-based payments to non-employees and direct awards of stock to employees be accounted for using a fair value-based method. The new section also encourages, but does not require, the use of a fair value-based method to account for stock-based compensation costs arising from awards to employees. The new section requires pro forma disclosures with respect to net earnings and net earnings per share if a fair value-based method of accounting is not adopted for awards granted to employees. The company will adopt this new standard prospectively on September 1, 2002. The company will not account for the stock-based compensation costs arising from awards to employees. However, it will provide the required pro forma disclosures with respect to net earnings and net earnings per share. Consequently, the adoption of this new standard will not have a significant impact on the company's financial results.

32 o 2002 Annual Report o EXFO

In August 2001, the CICA issued section 1581 "Business Combinations" and section 3062 "Goodwill and Other Intangible Assets". Section 1581 requires business combinations initiated after June 30, 2001 or business combinations accounted for by the purchase method with a date of acquisition after June 30, 2001, to be accounted for using the purchase method of accounting. This section also broadens criteria for recording intangible assets separately from goodwill. Upon the adoption of section 3062, recorded goodwill and intangible assets will be evaluated against those new criteria and may result in certain intangible assets being reclassified into goodwill or, alternatively, amounts initially recorded as goodwill being separately identified and recognized apart from goodwill as intangible assets. Section 3062 requires the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles.

Under the transitional provisions of section 3062, the company did not amortize the goodwill resulting from the acquisition of EXFO Protocol Inc., for which the acquisition date was November 2, 2001.

The company adopted section 3062 prospectively from September 1, 2002. Upon the adoption of this new section, goodwill recorded prior to July 1, 2001, is no longer subject to amortization. Also, under the transitional provisions of the section, the company performed an initial impairment test to identify goodwill impairment using a fair value-based method. Under the new section, a goodwill impairment exists when the carrying value of a reporting unit exceeds its fair value. For the purposes of the impairment test, the company allocated its existing goodwill to its reporting units and completed an evaluation of the fair value of such reporting units. Based on the comparison of the fair value of the reporting units to their carrying value, goodwill of the reporting units was not considered impaired.

Goodwill will also be tested for impairment on an annual basis or more frequently if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value. Any impairment loss arising from this test will be charged to earnings in the period in which it is incurred.



3 o BUSINESS COMBINATIONS

The company made a number of business combinations in 2000, 2001 and 2002. The fair value allocated to intangible assets acquired was based upon independent valuations performed in conjunction with the business combinations. Also, acquired goodwill is not deductible for income tax purposes.


BUSINESS COMBINATION DURING 2002

AVANTAS NETWORKS CORPORATION (RENAMED EXFO PROTOCOL INC.)

On November 2, 2001, the company acquired a 100% interest in EXFO Protocol Inc. ("EXFO Protocol"), a Canadian company specializing in fiber-optic protocol testing, in exchange for a total consideration valued at $94,952,000 or $69,381,000 net of $25,571,000 of cash and cash equivalents acquired. The total consideration includes acquisition-related costs of $1,272,000.


The consideration paid consisted of $9,756,000 in cash, net of cash and cash equivalents acquired of $25,571,000 and the issuance of 4,374,573 subordinate voting shares valued at $59,625,000. The fair value of the subordinate voting shares issued was determined based on the market price of the shares beginning three days before and ending three days after the terms of the acquisition were agreed upon and announced, being August 20, 2001.

This acquisition has been accounted for using the purchase method and, consequently, the results of operations of EXFO Protocol have been included in the consolidated statement of earnings of the company since November 2, 2001, being the date of acquisition.

The purchase price, including acquisition-related costs, has been allocated based on the estimated fair value of net assets at the date of acquisition as follows:

Assets acquired
    Current assets                                                   $   6,040
    Property, plant and equipment                                        2,003
    In-process research and development                                  1,400
    Core technology                                                      5,050
Future income tax assets                                                   476
Current liabilities assumed                                             (3,575)
--------------------------------------------------------------------------------
Net identifiable assets acquired                                        11,394
Goodwill (note 4)                                                       57,987
--------------------------------------------------------------------------------
Purchase price                                                          69,381
Less: Subordinate voting shares issued                                  59,625
--------------------------------------------------------------------------------
Cash paid, net of cash and cash equivalents acquired                 $   9,756
--------------------------------------------------------------------------------

                                                  EXFO o 2002 Annual Report o 33

BUSINESS COMBINATIONS DURING 2001

BURLEIGH INSTRUMENTS, INC. (RENAMED EXFO BURLEIGH PRODUCTS GROUP INC.)

On December 20, 2000, the company acquired a 100% interest in EXFO Burleigh Products Group Inc. ("EXFO Burleigh"), a U.S. company which manufactures precision scientific instruments used in basic and applied research, engineering and production test applications in a variety of fields, in exchange for a total consideration valued at $189,270,000, including acquisition-related costs of $2,461,000.

The consideration paid consisted of $42,461,000 in cash and the issuance of 6,488,816 subordinate voting shares valued at $146,809,000.

Furthermore, as part of this acquisition, the company established a restricted stock award plan for employees of EXFO Burleigh (note 13). This plan provides that in the event of an employee's departure, shares to be issued to this employee under the plan will be issued to EXFO Burleigh's former shareholders. In such circumstances, this issuance of shares will be recorded as additional goodwill.


EFOS INC. (RENAMED EXFO PHOTONIC SOLUTIONS INC.)

On March 15, 2001, the company acquired a 100% interest in EXFO Photonic Solutions Inc. ("EXFO Photonic Solutions"), a Canadian company specializing in precision light-based adhesive spot-curing technologies as well as curing process control for the global optical component manufacturing market. This acquisition was settled for a total consideration valued at $110,146,000, including acquisition-related costs of $194,000. The consideration paid consisted of $25,194,000 in cash and the issuance of 3,700,000 subordinate voting shares valued at $84,952,000.

These two acquisitions have been accounted for using the purchase method and, consequently, the net earnings of EXFO Burleigh and EXFO Photonic Solutions have been included in the consolidated statement of earnings of the company from the date of acquisition of these subsidiaries, being December 20, 2000, for EXFO Burleigh and March 15, 2001, for EXFO Photonic Solutions.

The fair value of subordinate voting shares issued as part of these business combinations was determined based on the market price of the shares beginning three days before and ending three days after the dates of acquisition of the subsidiaries.

The purchase price, including acquisition-related costs, has been allocated based on the estimated fair value of net assets at the dates of acquisition as follows:

                                                                            EXFO
                                                              EXFO      PHOTONIC
                                                          BURLEIGH     SOLUTIONS
--------------------------------------------------------------------------------
Assets acquired
   Current assets                                       $    7,092     $  9,195
   Property, plant and equipment                             4,457        1,054
   In-process research and development                       1,800          972
   Core technology (note 4)                                 24,000       25,324
   Work force                                                1,250          907
   Trademark                                                    --          421
Liabilities assumed                                         (9,068)      (7,169)
Future income tax liabilities                               (8,342)        (983)
--------------------------------------------------------------------------------
Net identifiable assets acquired                            21,189       29,721
Goodwill (note 4)                                          168,081       80,425
--------------------------------------------------------------------------------
Purchase price                                             189,270      110,146
Less: Subordinate voting shares issued                     146,809       84,952
--------------------------------------------------------------------------------
Cash paid, net of cash and cash equivalents acquired    $   42,461     $ 25,194
--------------------------------------------------------------------------------

VANGUARD TECHNICAL SOLUTIONS, INC.

On March 16, 2001, the company, through one of its subsidiaries, Burleigh Automation Inc., acquired substantially all the assets of Vanguard Technical Solutions, Inc., a U.S. company specializing in the design and manufacturing of ultra-precision assembly equipment for sensitive process and critical assembly challenges on the production floor. This acquisition, which was settled for a total cash consideration of $600,000 allocated to property and equipment, has been accounted for using the purchase method.


BUSINESS COMBINATIONS DURING 2000

NORTECH FIBRONIC INC.

On February 4, 2000, the company acquired a 100% interest in Nortech Fibronic Inc. ("Nortech"), a Canadian company specializing in fiber-optic testing and temperature sensing, in exchange for total consideration valued at $2,799,000. The consideration paid consisted of $2,108,000 in cash, the issuance of 800,000 Class G shares, which were mandatorily redeemable, for cash or subordinate voting shares at the option of the company, for an amount of $553,000, and a non-interest-bearing debenture in the amount of $138,000, repaid in 2001.

This acquisition has been accounted for using the purchase method. The estimated fair value of assets and liabilities acquired amounted to $2,488,000 and $2,231,000, respectively, resulting in goodwill of $2,542,000 related to the telecommunications core business.

34 o 2002 Annual Report o EXFO

The net earnings of Nortech have been included in the consolidated statement of earnings of the company from the date of acquisition, being February 4, 2000.

The mandatorily redeemable preferred shares were settled in 2001 for $354,000, resulting in a purchase price adjustment of $189,000, which has been applied against goodwill.

GAP OPTIQUE S.A.

On June 1, 2000, the company acquired the 85% interest in GAP Optique S.A. held by its parent company for a cash consideration of $16,000. The carrying value of the net assets of GAP Optique S.A. was $19,000 as at December 31, 1999. Since the exchange occurred between entities under common control, the exchange has been accounted for in a manner similar to a pooling of interests. The assets, liabilities and shareholders' equity of the company and GAP Optique S.A. have been combined using their respective carrying amounts, and financial statements of prior years have been restated as if the companies had always been combined.


4 o SPECIAL CHARGES

WRITE-DOWN OF GOODWILL AND INTANGIBLE ASSETS

In May 2002, as part of its review of financial results, the company performed an assessment of the carrying value of goodwill and intangible assets recorded in conjunction with the acquisitions of EXFO Burleigh, EXFO Photonic Solutions and EXFO Protocol. The assessment was performed because of the severe and continued downturn in the telecommunications industry, the persisting unfavorable market conditions affecting the subsidiaries' industries and the decline in technology valuations. The growth prospects for those subsidiaries were significantly lower than previously expected and less than those of historical periods and the decline in market conditions affecting the subsidiaries is significant and other than temporary. As a result, the company concluded that the carrying value of goodwill and certain acquired intangible assets was impaired and it recorded a charge of $222,169,000 to write down a significant portion of goodwill and a pre-tax charge of $23,657,000 to write down a significant portion of acquired core technology. Of the total impairment loss of $245,826,000, $125,017,000 relates to EXFO Burleigh, $71,508,000 relates to EXFO Photonic Solutions and $49,301,000 relates to EXFO Protocol.

The impairment loss was calculated as the excess of the carrying value of the assets over the pre-tax undiscounted future cash flows. The pre-tax undiscounted future cash flows were estimated at the subsidiaries' level since the company had distinct cash flows for each of them and because they are not fully integrated into the company's activities. The cash flow periods used ranged from three to five years, using annual growth rates between 15% and 30%.

The assumptions supporting the estimated undiscounted future cash flows, including the annual growth rates, reflect management's best estimates.

RESTRUCTURING AND OTHER CHARGES AND INVENTORY WRITE-OFFS

During 2001, the company implemented a structured plan to reduce costs and increase efficiency. Under that plan, the company recorded charges of $3,288,000, including $844,000 in severance expenses for the 245 employees who were terminated, $1,476,000 for unused assets and $968,000 for future payments on exited leased facilities. These charges have been included in the restructuring and other charges in the statement of earnings for the year ended August 31, 2001. As at August 31, 2002, the accrued liabilities related to this restructuring plan amounted to $483,000 and consisted of future payments on exited leased facilities.

During 2002, the company incurred additional charges of $21,343,000 to further reduce its costs. Under additional structured plans, the company recorded $2,012,000 in severance expenses for the additional 350 employees who were terminated and $868,000 for the write-off of property, plant and equipment. These charges are included in the restructuring and other charges in the statement of earnings for the year ended August 31, 2002. Also, the company recorded $18,463,000 in inventory write-offs for excess and obsolete inventories, which are included in the cost of sales in the statement of earnings for the year ended August 31, 2002. As at August 31, 2002, the accrued liabilities related to the severance expenses incurred in 2002 amounted to $299,000.


5 o INVENTORIES

AS AT AUGUST 31,                                      2001            2002
--------------------------------------------------------------------------------
Raw materials                                     $  29,891      $   13,507
Work in progress                                      3,507           1,382
Finished goods                                       10,947           8,933
--------------------------------------------------------------------------------
                                                  $  44,345      $   23,822
--------------------------------------------------------------------------------

                                                  EXFO o 2002 Annual Report o 35

6 o PROPERTY, PLANT AND EQUIPMENT

AS AT AUGUST 31,                           2001                        2002
--------------------------------------------------------------------------------
                                    ACCUMULATED                 ACCUMULATED
                            COST   AMORTIZATION         COST   AMORTIZATION
--------------------------------------------------------------------------------
Land                     $ 2,735        $    --      $ 2,124        $    --
Buildings                  9,077            326        8,043            695
Equipment                 23,906          9,286       29,177         14,662
Leasehold improvements     2,390          1,356        4,121          1,862
--------------------------------------------------------------------------------
                          38,108        $10,968       43,465        $17,219
                                         ------                      ------
Less:
   Accumulated
     amortization         10,968                      17,219
--------------------------------------------------------------------------------
                         $27,140                     $26,246
--------------------------------------------------------------------------------


7 o INTANGIBLE ASSETS AND GOODWILL

AS AT AUGUST 31,                                               2001       2002
--------------------------------------------------------------------------------
In-process research and development, net of
   accumulated amortization of $4,195 ($2,769 in 2001)     $     --   $     --
Core technology, net of accumulated amortization
   of $14,815 ($5,678 in 2001)                               43,805     16,270
Work force, net of accumulated amortization
   of $2,148 ($1,281 in 2001)                                   874         --
Other assets, net of accumulated amortization
   of $305 ($246 in 2001)                                       391        194
--------------------------------------------------------------------------------
                                                             45,070     16,464

Goodwill, net of accumulated amortization
   of $69,449 ($31,325 in 2001)                             219,172     17,576
--------------------------------------------------------------------------------
                                                           $264,242   $ 34,040
--------------------------------------------------------------------------------

In 2002, the company recorded charges of $23,657,000 and $222,169,000 to write down intangible assets and goodwill, respectively (note 4).


8 o CREDIT FACILITIES

The company has available credit facilities under a line of credit, which provide for advances of up to Cdn$10,000,000 (US$6,415,000). These facilities which are renewable annually, bear interest at prime rate (prime rate in 2001). Short-term investments, accounts receivable, inventories and all tangible and intangible assets of the company have been pledged as collateral against these facilities. As at August 31, 2001 and 2002, these credit facilities were unused.


9 o ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

AS AT AUGUST 31,                                    2001            2002
--------------------------------------------------------------------------
Trade                                       $      7,732    $      4,738
Salaries and social benefits                       3,917           2,638
Commissions                                        1,307             283
Tax on capital                                       463             856
Warranty                                             901             849
Restructuring charges (note 4)                     1,230             782
Other                                                630             553
--------------------------------------------------------------------------
                                            $     16,180    $     10,699
--------------------------------------------------------------------------

36 o 2002 Annual Report o EXFO

10 o LONG-TERM DEBT

AS AT AUGUST 31,                                               2001   2002
--------------------------------------------------------------------------------
Loans collateralized by equipment, bearing interest at 9.6%, repayable in monthly installments of $13,000 including
   principal and interest, maturing in 2008                    $754   $664
Unsecured non-interest-bearing loan, repaid during the year      16     --
--------------------------------------------------------------------------------
                                                                770    664
--------------------------------------------------------------------------------

Less: Current portion                                           106    100
--------------------------------------------------------------------------------
                                                               $664   $564
--------------------------------------------------------------------------------

As at August 31, 2002, minimum principal repayments required in each of the next five years are $100,000 in 2003, $110,000 in 2004, $122,000 in 2005, $136,000 in
2006 and $146,000 in 2007.


11 o COMMITMENTS

The company has entered into operating leases for certain of its premises and equipment, which expire at various dates through May 2011. Minimum rentals payable under these operating leases amount to $6,800,000 as at August 31, 2002.

For the years ended August 31, 2000, 2001 and 2002, rental expense amounted to $579,000, $1,580,000 and $1,936,000, respectively, of which $163,000, $238,000 and $234,000, respectively, were paid to a company owned by the President of the company.


12 o CONTINGENCIES

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company's registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company's Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company's Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after market at pre-determined prices.

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and, also filed an amended complaint containing allegations specific to four of the company's underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an Initial Public Offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company's registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company's stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs' amended complaint.

Management believes that the company and its executive officers have fully complied with all applicable securities laws and that the claims against it and its officers are without merit. The company has referred this matter to its insurers and is vigorously defending its position in this litigation. However, at this time, it is not possible to predict the outcome of this case, nor determine the amount of possible losses. Accordingly, no provision for this case has been made in the consolidated financial statements as of August 31, 2002.

As at August 31, 2002, the company has outstanding letters of guarantee of Cdn$741,000 (US$475,000), which expire at various dates through 2011.

As at August 31, 2002, the company has guaranteed the repayment of third-party loans totaling Cdn$214,000 (US$137,000) detained by certain employees with respect to the purchase of Class F shares under the stock purchase plan (note
13).

                                                  EXFO o 2002 Annual Report o 37

13 o SHARE CAPITAL

Authorized - unlimited as to number, without par value

         Subordinate voting and participating, bearing a non-cumulative dividend to be determined by the Board of Directors, ranking pari passu with multiple voting shares

         Multiple voting and participating, entitling to ten votes each, bearing a non-cumulative dividend to be determined by the Board of Directors, convertible at the holder's option into subordinate voting shares on a one-for-one basis, ranking pari passu with subordinate voting shares

Prior to June 29, 2000, the company's authorized share capital consisted of Class A, D and F shares.

On June 29, 2000, the company filed articles of amendment pursuant to which subordinate and multiple voting shares were created, the 38,000,000 issued and outstanding Class A shares were converted into 38,000,000 multiple voting shares, the 707,264 issued and outstanding Class F shares were converted into 707,264 subordinate voting shares and the Class A, D and F shares were canceled.

The following tables summarize the share capital activity since August 31, 1999:

                                           CLASS A SHARES                 CLASS F SHARES
---------------------------------------------------------------------------------------------------------------
                                                                                                      TOTAL
                                         NUMBER         AMOUNT         NUMBER         AMOUNT         AMOUNT
---------------------------------------------------------------------------------------------------------------
Balance as at August 31, 1999        38,000,000    $         1        197,588    $        86    $        87
Issued for cash under stock
    purchase plan                            --             --        509,676            390            390
Conversion of Class F shares into
    subordinate voting shares                --             --       (707,264)          (476)          (476)
Conversion of Class A
    shares into multiple
      voting shares                 (38,000,000)            (1)            --             --             (1)
---------------------------------------------------------------------------------------------------------------
Balance as at August 31, 2000,
    2001 and 2002                            --    $        --             --    $        --    $        --
---------------------------------------------------------------------------------------------------------------


                                           MULTIPLE VOTING SHARES        SUBORDINATE VOTING SHARES
---------------------------------------------------------------------------------------------------------------
                                                                                                        TOTAL
                                            NUMBER         AMOUNT         NUMBER         AMOUNT        AMOUNT
---------------------------------------------------------------------------------------------------------------
Balance as at August 31, 1999                   --    $        --            --    $        --    $        --
Conversion of Class F
    shares into subordinate
      voting shares                             --             --       707,264            476            476
Conversion of Class A shares
    into multiple voting shares         38,000,000              1            --             --              1
Issued pursuant to the initial
    public offering                             --             --     8,050,000        209,300        209,300
Share issue expenses, net of
    related income taxes
    of $5,425,000                               --             --            --        (11,318)       (11,318)
---------------------------------------------------------------------------------------------------------------
Balance as at August 31, 2000           38,000,000              1     8,757,264        198,458        198,459
Business combinations (note 3)                  --             --    10,188,816        231,761        231,761
Conversion of multiple voting
    shares into subordinate
        voting shares                     (100,000)            --      (100,000)            --             --
Redemption                                      --             --       (43,999)           (33)           (33)
Resale                                          --             --        43,999             33             33
Share issue expenses, net of related
     income taxes of $106,000                   --             --            --           (225)          (225)
---------------------------------------------------------------------------------------------------------------
Balance as at August 31, 2001           37,900,000              1    19,046,080        429,994        429,995
Business combination (note 3)                   --             --     4,374,573         59,625         59,625
Exercise of stock awards                        --             --       144,532             --             --
Redemption                                      --             --        (7,022)            (6)            (6)
Resale                                          --             --         7,022              6              6
Share issue expenses, net of
     related income taxes of $5,000             --             --            --             (9)            (9)
---------------------------------------------------------------------------------------------------------------
Balance as at August 31, 2002           37,900,000    $         1    23,565,185    $   489,610    $   489,611
---------------------------------------------------------------------------------------------------------------

38 o 2002 Annual Report o EXFO

STOCK PURCHASE PLAN

The company's stock purchase plan terminated at the time of the Initial Public Offering, being June 29, 2000. In accordance with that plan, officers, directors and key employees could purchase Class F shares up to a maximum of 5% of all participating, issued and outstanding shares of the company. The purchase price of shares under that plan was determined as a multiple of the company's equity as at the end of the preceding fiscal year. Shares issued under that plan are restricted as to sale and transferability for a period of at least five years from the date of acquisition. Prior to its Initial Public Offering, the company issued 707,264 Class F shares in exchange for a weighted average cash consideration of Cdn$0.98 (US$0.67) per share.

STOCK OPTION PLAN

In May 2000, the company established a stock option plan for directors, executive officers, employees and consultants and those of the company's subsidiaries, as determined by the Board of Directors.

The maximum number of subordinate voting shares issuable under the plan cannot exceed 4,470,961 shares. The maximum number of subordinate voting shares that may be granted to any individual cannot exceed 5% of the number of outstanding subordinate voting shares. The exercise price is the market price of the common shares on the date of grant. Options granted under the plan generally expire ten years from the date of grant. Options granted under the plan generally vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. Up to October 10, 2000, the number of options, which ultimately would become exercisable in any given year, and in aggregate, was dependent on the degree to which the company's financial performance objectives were met. Nevertheless, on October 10, 2000, the Board of Directors of the company amended the vesting terms for options granted pursuant to the option plan to remove the financial performance criterion. Accordingly, options granted vest over the four-year period. The Board of Directors may accelerate the vesting of any or all outstanding options upon the occurrence of a change of control.

The following table summarizes the stock option activity since May 2000:

YEARS ENDED AUGUST 31,                                   2000                                2001                           2002
----------------------------------------------------------------------------------------------------------------------------------
                                                     WEIGHTED                            WEIGHTED                       WEIGHTED
                                                      AVERAGE                             AVERAGE                        AVERAGE
                                     NUMBER    EXERCISE PRICE          NUMBER      EXERCISE PRICE       NUMBER    EXERCISE PRICE
----------------------------------------------------------------------------------------------------------------------------------
Outstanding - Beginning of year          --     $         --          609,734         $        26    2,414,231      $         28
   Granted                          609,734               26        2,153,352                  29    1,039,805                10
   Forfeited                             --               --         (348,855)                (29)    (856,462)              (25)
----------------------------------------------------------------------------------------------------------------------------------
Outstanding - End of year           609,734     $         26        2,414,231         $        28    2,597,574      $         22
----------------------------------------------------------------------------------------------------------------------------------
Exercisable - End of year                --     $         --          127,561         $        26      512,161      $         28
----------------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options as at August 31, 2002:

                                     OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                                   AS AT AUGUST 31, 2002                   AT AUGUST 31, 2002
------------------------------------------------------------------------------------------------
                                                WEIGHTED                                WEIGHTED
                                                AVERAGE                                  AVERAGE
                                               REMAINING                               REMAINING
EXERCISE PRICE            NUMBER    CONTRACTUAL LIFELIFE          NUMBER    CONTRACTUAL LIFELIFE
------------------------------------------------------------------------------------------------
$2.59                      5,550               3.8 years              --                      --
$5.65                     53,479               3.5 years              --                      --
$9.13 to $12.69          849,746               3.2 years              --                      --
$19.19 to $27.80       1,325,170               2.3 years         421,253               2.2 years
$34.07 to $45.94         303,079               2.1 years          75,770               2.1 years
$56.75                    60,550               2.0 years          15,138               2.0 years
------------------------------------------------------------------------------------------------
                       2,597,574               2.6 years         512,161               2.1 years
------------------------------------------------------------------------------------------------

                                                  EXFO o 2002 Annual Report o 39

RESTRICTED STOCK AWARD PLAN

On December 20, 2000, the company established a restricted stock award plan for employees of EXFO Burleigh. Each stock award entitles employees to receive one subordinate voting share at a purchase price of nil. Stock awards granted under the plan vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. According to the plan, upon the involuntary termination of a member of the defined management team, all outstanding restricted stock awards granted to such employees automatically vest. The plan will expire on December 20, 2004.

The following table summarizes the restricted stock award activity since December 2000:

YEARS ENDED AUGUST 31,                    2001              2002
-------------------------------------------------------------------
Outstanding - Beginning of year             --           359,781
   Granted                             359,781                --
   Exercised                                --          (144,532)
-------------------------------------------------------------------
Outstanding - End of year              359,781           215,249
-------------------------------------------------------------------
Exercisable - End of year                   --                --
-------------------------------------------------------------------

As of August 31, 2002, the weighted average remaining contractual life of the outstanding restricted stock awards was 2.3 years.

STOCK APPRECIATION RIGHTS PLAN

On August 4, 2001, the company established a stock appreciation rights plan for certain of its employees. Under that plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the common shares on the date of exercise and the exercise price determined on the date of grant. Stock appreciation rights granted under the plan generally expire ten years from the date of grant. Stock appreciation rights generally vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant.

Considering the market price of the common shares of US$2.13 as at August 31, 2002, no compensation expense has been recorded in 2002 under that plan.

The following table summarizes the stock appreciation rights activity since August 2001:

YEARS ENDED AUGUST 31,                                2001                        2002
---------------------------------------------------------------------------------------
                                                  WEIGHTED                    WEIGHTED
                                                   AVERAGE                     AVERAGE
                                   NUMBER   EXERCISE PRICE    NUMBER    EXERCISE PRICE
---------------------------------------------------------------------------------------
Outstanding - Beginning of year        --          $    --    22,400           $    30
   Granted                         22,400               30     1,000                12
   Forfeited                           --               --   (13,400)              (31)
---------------------------------------------------------------------------------------
Outstanding - End of year          22,400          $    30    10,000           $    26
---------------------------------------------------------------------------------------
Exercisable - End of year              --          $    --     2,250           $    27
---------------------------------------------------------------------------------------


The following table summarizes information about stock appreciation rights as at August 31, 2002:


                        STOCK APPRECIATION RIGHTS      STOCK APPRECIATION RIGHTS
                                      OUTSTANDING                   EXERCISABLE
                            AS AT AUGUST 31, 2002          AS AT AUGUST 31, 2002
--------------------------------------------------------------------------------
                                         WEIGHTED                       WEIGHTED
                                          AVERAGE                        AVERAGE
                                        REMAINING                      REMAINING
EXERCISE PRICE           NUMBER  CONTRACTUAL LIFE   NUMBER      CONTRACTUAL LIFE
--------------------------------------------------------------------------------
$12.22                    1,000        3.3 years         --                 --
$19.19 to $22.25          6,500        2.3 years      1,625          2.3 years
$45.94                    2,500        2.1 years        625          2.1 years
--------------------------------------------------------------------------------
                         10,000        2.3 years      2,250          2.2 years
--------------------------------------------------------------------------------

40 o 2002 Annual Report o EXFO

14 o OTHER DISCLOSURES

NET RESEARCH AND DEVELOPMENT EXPENSES

Net research and development expenses comprise the following:


YEARS ENDED AUGUST 31,                         2000          2001          2002
--------------------------------------------------------------------------------
Gross research and development expenses   $   9,374     $  17,601    $   17,005
Research and development tax credits         (2,436)       (3,369)       (3,890)
Government grants                              (536)         (631)         (333)
--------------------------------------------------------------------------------
                                          $   6,402     $  13,601    $   12,782
--------------------------------------------------------------------------------

OTHER GRANTS AND TAX CREDITS

During 1998, the company entered into an agreement with the Quebec Minister of Industry, Commerce, Science and Technology (the "Minister"). Pursuant to this agreement, the Minister agreed to contribute, in the form of grants, up to a maximum of Cdn$600,000 (US$385,000) toward interest costs incurred over the period from January 1, 1998, through December 31, 2002. In addition, the Minister agreed to provide grants up to a maximum of Cdn$2,220,000 (US$1,424,000) over the period from January 1, 1998, through December 31, 2002, payable based on the number of full-time jobs created during the period.

The above grants are subject to the condition that the company maintains its Canadian principal place of business within the Province of Quebec until at least December 31, 2002, and that jobs created pursuant to the agreement be maintained for a period of at least five years from the date of creation. Should these conditions not be met by the company, the Minister may enforce various recourse options, which include suspension or cancellation of the agreement or requiring the repayment of amounts received by the company. During the period from January 1, 1998, to August 31, 2002, the company recognized a total of Cdn$2,820,000 (US$1,809,000) under this program, of which Cdn$1,801,000
(US$1,155,000) have been credited to earnings with the balance of Cdn$1,019,000 (US$654,000) having been included in deferred grants in the balance sheet.

Furthermore, in 1999, the company entered into another agreement with the Minister. Pursuant to this agreement, the Minister agreed to provide grants over the period from February 1998 to June 2002, payable based on the number of jobs created and certain specific training expenses related to such jobs. The above grant is subject to the condition that the new employees continue to participate in the specific training program for a period of at least ten consecutive months. Should this condition not be met by the company, the Minister may enforce various recourse, which include suspension or cancellation of the agreement or requiring the repayment of amounts received by the company. Since 1998, the company has recognized a total of Cdn$2,965,000 (US$1,902,000) under this program, which has been credited to earnings.

Should any repayments of amounts received pursuant to these agreements be required, such repayments will be charged to earnings as the amounts of any repayments become known.

Finally, since 2000, companies operating in the Quebec City area are eligible for a refundable tax credit granted by the Province of Quebec government. This credit is earned on the increase of production and marketing salaries incurred in the Quebec City area at a rate of 40%. Since 2000, the company has recognized a total of Cdn$3,911,000 (US$2,509,000) under this program, which has been credited to earnings.

The reduction in the company's work force described in note 4 had no effect on amounts already recognized in the statements of earnings under these programs.

Following is a summary of the classification of these and certain other grants and tax credits (government grants) in the statements of earnings.

Interest income for the years ended August 31, 2000, 2001 and 2002, is net of related government grants of $196,000, $15,000 and nil, respectively.

Cost of sales for the years ended August 31, 2000, 2001 and 2002, is net of government grants of $915,000, $1,742,000 and $546,000, respectively.

Selling and administrative expenses for the years ended August 31, 2000, 2001 and 2002, are net of government grants of $386,000, $260,000 and $213,000, respectively.

Research and development expenses for the years ended August 31, 2000, 2001 and 2002, are net of government grants of $536,000, $631,000 and $333,000, respectively.

                                                  EXFO o 2002 Annual Report o 41

DEFINED CONTRIBUTION PLANS

The company maintains separate defined contribution plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

DEFERRED PROFIT-SHARING PLAN

The company maintains a plan for certain eligible Canadian resident employees, under which the company may elect to contribute an amount equal to 1% of an employee's gross salary, provided that the employee has contributed at least 2% of gross salary to a tax-deferred registered retirement savings plan. Since June 2002, the company has suspended its contributions to the plan as part of its cost-reduction efforts. Contributions to this plan during the years ended August 31, 2000, 2001 and 2002, amounted to Cdn$202,000 (US$137,000), Cdn$407,000
(US$266,000) and Cdn$136,000 (US$88,000), respectively.

401K PLAN

The company maintains a 401K plan for eligible U.S. resident employees. Under this plan, the company may elect to contribute an amount of up to 50% of the first 6% of an employee's current compensation, subject to certain legislated maximum contribution limits. During the years ended August 31, 2000, 2001 and 2002, the company recorded contributions totaling $23,000, $285,000 and $317,000, respectively.


15 o INCOME TAXES

The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate to the provision for income taxes per the financial statements is as follows:

YEARS ENDED AUGUST 31,                                         2000        2001        2002
--------------------------------------------------------------------------------------------
Income taxes at combined Canadian federal and
   provincial statutory tax rate (38% in 2000, 37%
   in 2001 and 36% in 2002)                                $  5,897    $  8,855    $(26,563)

Increase (decrease) due to:
Manufacturing and processing deduction                         (645)     (1,201)        525
Non-taxable income                                               --        (144)       (143)
Non-deductible expenses                                          57         274         334
Higher rate on interest income                                  133         480          --
Lower rate on foreign exchange gain                              --        (283)         --
Difference between combined Canadian federal and
   provincial statutory tax rate and foreign
   subsidiaries statutory tax rates                              --          60      (1,101)
Reduction of Canadian federal statutory tax rate                 --          --         168
Effect of consolidation of subsidiaries                          --        (276)      1,325
Tax deductions                                                   --        (136)       (518)
Other                                                          (144)        159         522
Change in valuation allowance                                    --         362          --
--------------------------------------------------------------------------------------------
                                                           $  5,298    $  8,150    $(25,451)
--------------------------------------------------------------------------------------------

The provision for income taxes consist of the following:
   Current
     Canadian                                              $  5,227    $  8,416    $(10,816)
     United States                                               61       1,305      (1,232)
     Other                                                       43         208          (6)
--------------------------------------------------------------------------------------------
                                                              5,331       9,929     (12,054)
   Future
     Canadian                                                   (16)        940      (4,475)
     United States                                              (17)     (2,719)     (8,694)
     Other                                                       --          --        (228)
--------------------------------------------------------------------------------------------
                                                                (33)     (1,779)    (13,397)
--------------------------------------------------------------------------------------------
                                                           $  5,298    $  8,150    $(25,451)
--------------------------------------------------------------------------------------------

Details of the company's income taxes:
   Earnings (loss) before income taxes and amortization
     and write-down of goodwill
     Canadian                                              $ 15,317    $ 28,202    $(47,431)
     United States                                              115      (5,356)    (28,228)
     Other                                                       87       1,086       1,874
--------------------------------------------------------------------------------------------
                                                           $ 15,519    $ 23,932    $(73,785)
--------------------------------------------------------------------------------------------

42 o 2002 Annual Report o EXFO

Significant components of the company's future tax assets and liabilities are as follows:

AS AT AUGUST 31,                                             2001        2002
------------------------------------------------------------------------------
Future income tax assets
   Property, plant and equipment and intangible assets   $    107    $  3,725
   Provisions and accruals                                  1,208       1,339
   Government grants                                          247         206
   Deferred revenue                                           198          --
   Share issue expenses                                     3,128       1,069
   Restructuring charges                                      930         715
   Research and development expenses                           86       1,178
   Losses carried forward                                     272       6,904
   Other                                                       39           7
------------------------------------------------------------------------------
                                                            6,215      15,143
   Valuation allowance                                       (362)       (359)
------------------------------------------------------------------------------
                                                         $  5,853    $ 14,784
------------------------------------------------------------------------------

Future income tax liabilities
   Property, plant and equipment and intangible assets   $ (8,640)   $ (4,566)
   Research and development tax credits                      (680)       (150)
   Provisions and accruals                                     --         (66)
   Government grants                                         (310)         --
------------------------------------------------------------------------------
                                                           (9,630)     (4,782)
------------------------------------------------------------------------------
Future income tax assets (liabilities), net              $ (3,777)   $ 10,002
------------------------------------------------------------------------------


As at August 31, 2002, a company subsidiary has accumulated losses for income tax purposes of approximately $896,000 and research and development expenses of approximately $955,000 at the provincial level for which a valuation allowance of $359,000 has been established. These losses can be carried forward against the subsidiary's future years' taxable income until 2008. These accumulated research and development expenses can be carried forward indefinitely against the subsidiary's future years' provincial taxable income.


16 o SEGMENT INFORMATION

Management has organized the company under one operating segment, being the development, manufacturing and marketing of fiber-optic test, measurement, monitoring and automation solutions. This operating segment is composed of Portable and Monitoring products and Industrial and Scientific products.

Product sales are detailed as follows:


YEARS ENDED AUGUST 31,                          2000          2001          2002
--------------------------------------------------------------------------------
Portable and Monitoring products          $   49,075     $  69,399    $   38,887
Industrial and Scientific products            22,564        76,614        29,443
--------------------------------------------------------------------------------
                                          $   71,639     $ 146,013    $   68,330
--------------------------------------------------------------------------------


Sales to external customers by geographic region are detailed as follows:

YEARS ENDED AUGUST 31,                          2000          2001          2002
--------------------------------------------------------------------------------
United States                             $   36,139     $  72,604    $   35,129
Canada                                         8,006        12,531         3,971
Europe                                        14,503        30,568         9,539
Asia                                           6,486        19,059        12,971
South America                                  2,221         5,838         2,581
Other                                          4,284         5,413         4,139
--------------------------------------------------------------------------------
                                          $   71,639     $ 146,013    $   68,330
--------------------------------------------------------------------------------

Sales have been allocated to geographic regions based on the country of residence of the related customers. During 2002, the company derived 10.2% of its sales ($6,965,000) from one customer. The three most significant customers represented 15.4% of sales for that same year. During 2000 and 2001, there were no customers from which 10% or more of total sales were derived.

                                                  EXFO o 2002 Annual Report o 43

Long-lived assets by geographic region are detailed as follows:

AS AT AUGUST 31,                                            2001            2002
--------------------------------------------------------------------------------
United States                                          $ 171,450      $   16,141
Canada                                                   119,932          44,145
--------------------------------------------------------------------------------
                                                       $ 291,382      $   60,286
--------------------------------------------------------------------------------

Long-lived assets consist of property, plant and equipment, intangible assets and goodwill.


17 o EARNINGS (LOSS) PER SHARE

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding used in the diluted earnings per share calculations:

YEARS ENDED AUGUST 31,                                 2000     2001     2002
------------------------------------------------------------------------------
Basic weighted average number of shares
   outstanding (000's)                               39,951   53,014   60,666
Conversion of preferred shares Series I                  26       --       --
Stock options                                           109      231       31
Restricted stock awards                                  --      250      269
------------------------------------------------------------------------------

Diluted weighted average number of shares
   outstanding (000's)                               40,086   53,495   60,966
------------------------------------------------------------------------------

Stock options excluded from the calculation of
   diluted earnings per share because the exercise
   price was greater than the average market price
   of the common shares (000's)                          --      953    2,734
------------------------------------------------------------------------------

The diluted loss per share for the years ended August 31, 2001 and 2002, was the same as the basic loss per share since the dilutive effect of stock options and restricted stock awards was not included in the calculation; otherwise, the effect would be anti-dilutive. Accordingly, diluted loss per share for those years was calculated using the basic weighted average number of shares outstanding.


18 o FINANCIAL INSTRUMENTS

SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

AS AT AUGUST 31,                                                  2001      2002
--------------------------------------------------------------------------------
Commercial paper denominated in Canadian dollars,
   bearing interest at annual rates of 4.35% to
   4.60% in 2001 and 2.61% to 2.93% in 2002,
   maturing on different dates between September
   2001 and November 2001 in 2001 and September
   2002 and November 2002 in 2002                              $52,000   $40,553
Mutual fund denominated in Canadian dollars                     14,861        --
--------------------------------------------------------------------------------
                                                               $66,861   $40,553
--------------------------------------------------------------------------------

FAIR VALUE

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt are financial instruments whose fair values approximate their carrying values.

The fair value of short-term investments, determined based on market value, amounted to $66,861,000 and $40,553,000 as at August 31, 2001 and 2002,
respectively.

44 o 2002 Annual Report o EXFO

CREDIT RISK

Financial instruments which potentially subject the company to credit risk consist principally of cash and cash equivalents, short-term investments, accounts receivable and forward exchange contracts. The company's short-term investments consist of debt instruments issued by high-credit quality corporations. The company's cash and cash equivalents and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be remote.

Due to the geographic distribution of the company's customers, there is no particular concentration of credit risk. Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $893,000 and $520,000 as at August 31, 2001 and 2002, respectively.

INTEREST RATE RISK

As at August 31, 2002, the company's exposure to interest rate risk is summarized as follows:

         Cash and cash equivalents                   Non-interest bearing
         Short-term investments                      As described above
         Accounts receivable                         Non-interest bearing
         Accounts payable and accrued liabilities    Non-interest bearing
         Long-term debt                              As described in note 10


FORWARD EXCHANGE CONTRACTS

The company is exposed to currency risks as a result of its export sales of products manufactured in Canada, substantially all of which are denominated in US dollars. These risks are partially hedged by forward exchange contracts and certain operating expenses. As at August 31, 2001 and 2002, the company held contracts to sell US dollars at various forward rates, which are summarized as follows:

                                                                WEIGHTED AVERAGE
                                  CONTRACTUAL AMOUNTS  CONTRACTUAL FORWARD RATES
--------------------------------------------------------------------------------
As at August 31, 2001
   September 2001 to August 2002              $15,200                     1.4969
   September 2002 to February 2003              1,800                     1.5184
As at August 31, 2002
   September 2002 to August 2003              $ 6,400                     1.5464
   September 2003 to June 2004                  2,200                     1.5679

As at August 31, 2001 and 2002, these contracts generated deferred unrealized losses of US$533,000 and US$39,000, respectively, which have not been reflected in the statements of earnings.


19 o UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As a registrant with the Securities and Exchange Commission in the United States, the company is required to reconcile its financial results for significant differences between generally accepted accounting principles as applied in Canada (Canadian GAAP) and those applied in the United States (U.S.
GAAP). Additional significant disclosures required under U.S. GAAP have also been provided in the accompanying financial statements and notes. The following summarizes the significant differences between Canadian and U.S. GAAP and other required disclosures under U.S. GAAP not already provided in the accompanying financial statements.

                                                  EXFO o 2002 Annual Report o 45

RECONCILIATION OF NET EARNINGS (LOSS) TO CONFORM WITH U.S. GAAP

The following summary sets out the significant differences between the company's reported net earnings (loss) and net earnings (loss) per share under Canadian GAAP and as compared to U.S. GAAP:

YEARS ENDED AUGUST 31,                                            2000         2001          2002
--------------------------------------------------------------------------------------------------
Net earnings (loss) for the year in accordance
   with Canadian GAAP                                        $   9,924    $ (15,294)   $ (308,524)
Non-cash stock-based compensation costs related
   to stock option plan                             a)          (1,464)        (954)           49
Non-cash stock-based compensation costs related
   to stock purchase plan                           a)            (538)        (477)         (661)
Non-cash stock-based compensation costs related
   to restricted stock award plan                   a)              --       (3,481)       (3,038)
Unrealized gains on forward exchange contracts      c)              --           97           444
Future income taxes on forward exchange contracts   c)              --           20          (212)
Future income taxes on acquired in-process
   research and development                         d)              --         (936)         (444)
Amortization of intangible assets                   e)              --           --          239
Future income taxes on amortization
   of intangible assets                             e)              --           --           (80)
Amortization of goodwill                            d), e)          --       (8,453)       (9,263)
Write-down of goodwill and intangible assets        e)              --           --       (62,557)
Future income taxes on write-down
   of intangible assets                             e)              --           --        (1,154)
--------------------------------------------------------------------------------------------------

Net earnings (loss) for the year in
   accordance with U.S. GAAP                                     7,922      (29,478)     (385,201)
Other comprehensive income (loss)
Foreign currency translation adjustments            b)           1,555       (9,888)         (521)
Unrealized holding gains on available-for-sale
   securities, net of related future income taxes   f)              37           --            --
Reclassification of holding gains on
   available-for-sale securities included in net
   earnings (loss), net of related future
   income taxes                                     f)             (36)         (37)           --
--------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                  $   9,478    $ (39,403)   $ (385,722)
--------------------------------------------------------------------------------------------------

Basic and diluted net earnings (loss) per share
   in accordance with U.S. GAAP                     g)       $    0.20    $   (0.56)   $    (6.35)

SHAREHOLDERS' EQUITY

As a result of the aforementioned adjustments to net earnings (loss), significant differences with respect to shareholders' equity under U.S. GAAP are as follows:

SHARE CAPITAL

AS AT AUGUST 31,                                                  2000         2001          2002
--------------------------------------------------------------------------------------------------
Share capital in accordance with Canadian GAAP              $  198,459    $ 429,995    $  489,611
Stock-based compensation costs related
   to stock purchase plan                           a), h)
   Current year                                                  2,647         (150)          (64)
   Cumulative effect of prior years                                 45        2,692         2,542
Reclassification from other capital upon
   exercise of restricted stock awards                              --           --         3,270
Shares issued upon business combinations            d)              --       65,584        65,584
--------------------------------------------------------------------------------------------------
Share capital in accordance with U.S. GAAP                  $  201,151    $ 498,121    $  560,943
--------------------------------------------------------------------------------------------------

46 o 2002 Annual Report o EXFO

DEFERRED STOCK-BASED COMPENSATION COSTS

AS AT AUGUST 31,                                                  2000         2001          2002
--------------------------------------------------------------------------------------------------
Deferred stock-based compensation
   costs in accordance with Canadian GAAP                   $       --    $      --    $       --
Stock-based compensation costs related to
   stock-based compensation plans                   a), h)
   Current year                                                (21,396)      (8,145)           --
   Cumulative effect of prior years                                (35)     (19,429)       (7,968)
Amortization for the year                                        2,002        4,912         4,698
Reduction of stock-based compensation costs                         --       14,694           403
--------------------------------------------------------------------------------------------------
Deferred stock-based compensation costs
   in accordance with U.S. GAAP                             $  (19,429)   $  (7,968)   $   (2,867)
--------------------------------------------------------------------------------------------------


OTHER CAPITAL

AS AT AUGUST 31,                                                  2000         2001          2002
--------------------------------------------------------------------------------------------------
Other capital in accordance with Canadian GAAP              $       --    $      --    $       --
Stock-based compensation costs related to
   stock-based compensation plans                   a), h)
   Current year                                                 18,749        8,145             -
   Cumulative effect of prior years                                 --       18,749        12,350
Reduction of stock-based compensation costs                         --      (14,544)       (1,387)
Reclassification to share capital upon exercise
   of restricted stock awards                                       --           --        (3,270)
--------------------------------------------------------------------------------------------------
Other capital in accordance with U.S. GAAP                  $   18,749    $  12,350    $    7,693
--------------------------------------------------------------------------------------------------


RETAINED EARNINGS (DEFICIT)

AS AT AUGUST 31,                                                  2000         2001          2002
--------------------------------------------------------------------------------------------------
Retained earnings (deficit) in accordance
   with Canadian GAAP                                       $    6,980    $  (8,314)   $ (316,838)
Stock-based compensation costs related
   to stock-based compensation plans                a)
   Current year                                                 (2,002)      (4,912)       (3,650)
   Cumulative effect of prior years                                (10)      (2,012)       (6,924)
Unrealized gains on forward exchange
   contracts, net of related future income taxes    c)
   Current year                                                     --          117           232
   Cumulative effect of prior years                                 --           --           117
Future income taxes on acquired in-process
   research and development                         d)
   Current year                                                     --         (936)         (444)
   Cumulative effect of prior years                                 --           --          (936)
Write-down of goodwill and intangible assets        e)
   Current year                                                     --           --       (62,557)
Future income taxes on write-down
   of intangible assets                             e)
   Current year                                                     --           --        (1,154)
Amortization of intangible assets                   e)
   Current year                                                     --           --           239
Future income taxes on amortization
   of intangible assets                             e)
   Current year                                                     --           --           (80)
Amortization of goodwill                            d), e)
   Current year                                                     --       (8,453)       (9,263)
   Cumulative effect of prior years                                 --           --        (8,453)
Change in reporting currency                        b)
   Cumulative effect of prior years                              1,016        1,016         1,016
--------------------------------------------------------------------------------------------------
Retained earnings (deficit) in accordance
   with U.S. GAAP                                           $    5,984    $ (23,494)   $ (408,695)
--------------------------------------------------------------------------------------------------

                                                  EXFO o 2002 Annual Report o 47

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

AS AT AUGUST 31,                                          2000           2001            2002
--------------------------------------------------------------------------------------------------------
Foreign currency translation adjustments        b)
Balance - Beginning of year                           $ (1,016)       $   539        $ (9,349)
Change during the year                                   1,555         (9,888)           (521)
--------------------------------------------------------------------------------------------------------
Balance - End of year                                      539         (9,349)         (9,870)
--------------------------------------------------------------------------------------------------------

Unrealized holding gains on
   available-for-sale securities,
   net of future income taxes                   f)
Balance - Beginning of year                                 36             37              --
Unrealized gains arising during the year, net
   of related future income taxes                           37             --              --
Reclassification adjustment for amounts
   included in net earnings (loss), net of
   related future income taxes                             (36)           (37)             --
--------------------------------------------------------------------------------------------------------
Balance - End of year                                       37              -              --
--------------------------------------------------------------------------------------------------------
Accumulated other comprehensive
   income (loss)                                      $    576        $(9,349)       $ (9,870)
--------------------------------------------------------------------------------------------------------


BALANCE SHEETS

The following table summarizes the significant differences in balance sheet items between Canadian GAAP and U.S. GAAP:

                                                AS AT AUGUST 31, 2001           AS AT AUGUST 31, 2002
---------------------------------------------------------------------------------------------------------------
                                            AS REPORTED       U.S. GAAP     AS REPORTED         U.S. GAAP
Intangible assets              e)
     Cost                                      $ 55,044        $ 55,044        $ 37,927        $ 30,301
     Accumulated amortization                    (9,974)         (9,974)        (21,463)        (17,030)
---------------------------------------------------------------------------------------------------------------
                                               $ 45,070        $ 45,070        $ 16,464        $ 13,271
---------------------------------------------------------------------------------------------------------------

Goodwill                       d), e)
     Cost                                      $250,497        $315,547        $ 87,025        $ 92,747
     Accumulated amortization                   (31,325)        (39,762)        (69,449)        (87,251)
---------------------------------------------------------------------------------------------------------------
                                               $219,172        $275,785        $ 17,576        $  5,496
---------------------------------------------------------------------------------------------------------------

Shareholders' equity
     Share capital             a), d), h)      $429,995        $498,121        $489,611        $560,943
     Contributed surplus                          1,457           1,457           1,487           1,487
     Cumulative translation
       adjustment              b)                (8,333)             --          (8,854)             --
     Deferred stock-based
       compensation costs      a), h)                --          (7,968)             --          (2,867)
     Other capital             a)                    --          12,350              --           7,693
     Deficit                   a), b), c), d), e)(8,314)        (23,494)       (316,838)       (408,695)
Accumulated other
  comprehensive loss           b), f)                --          (9,349)             --          (9,870)
---------------------------------------------------------------------------------------------------------------
                                               $414,805        $471,117        $165,406        $148,691
---------------------------------------------------------------------------------------------------------------


STATEMENTS OF CASH FLOWS

For the years ended August 31, 2000, 2001 and 2002, there are no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP.


RECONCILIATION ITEMS

a) ACCOUNTING FOR STOCK-BASED COMPENSATION

To conform with U.S. GAAP, the company measures stock-based compensation costs using the intrinsic value method (APB 25 "Accounting for Stock Issued to Employees").

48 o 2002 Annual Report o EXFO

STOCK PURCHASE PLAN

Under APB 25, compensation cost related to the stock purchase plan is measured as the difference between the fair value of the purchased stock and the purchase price paid by plan participants. Compensation cost is amortized to expense over a period of five years, being the restriction period. This plan terminated at the time of the Initial Public Offering on June 29, 2000.

STOCK OPTION PLAN

In accordance with APB 25, the company's stock option plan was considered to be a variable plan until October 10, 2000. As a result of the amendment to the stock option plan described in note 13, the performance criterion was removed and the number of shares to be issued under the plan was fixed and the company recorded, in 2001, a net reduction of the compensation cost and deferred compensation cost previously recognized of $467,000 and $14,544,000, respectively. Compensation cost under this plan is measured as the difference between the fair value of the underlying stock at the date of grant and the exercise price of the option. Compensation cost is amortized to expense over the estimated vesting period up to a maximum of four years.

RESTRICTED STOCK AWARD PLAN

Under APB 25, compensation cost related to the restricted stock award plan is measured as the difference between the fair value of the underlying stock at the date of grant and the exercise price, which is nil. Compensation cost is amortized to expense over the estimated vesting period up to a maximum of four years, being the acquisition period.

Under Canadian GAAP, no compensation cost is recognized for these stock-based compensation plans.

b) CHANGE IN REPORTING CURRENCY

On September 1, 1999, the company adopted the US dollar as its reporting currency. Under U.S. GAAP, the financial statements, including prior years, are translated according to the current rate method. Under Canadian GAAP, at the time of change in reporting currency, the historical financial statements are presented using a translation of convenience.

Under Canadian GAAP, the statement of earnings for the year ended August 31, 1999, was translated into US dollars using an exchange rate of US$1.00 = Cdn$1.4958. Under U.S. GAAP, revenues and expenses would be translated at exchange rates prevailing at the respective transaction dates. Average exchange rate for the year ended August 31, 1999, was US$1.00 = Cdn$1.5068. The exchange rate as at August 31, 1999, was US$1.00 = Cdn$1.4958.

As a result, a permanent difference of $1,016,000 was created on September 1, 1999, affecting the cumulative translation adjustment and the retained earnings under both Canadian GAAP and U.S. GAAP.

c) FORWARD EXCHANGE CONTRACTS

On September 1, 2000, the company prospectively adopted Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) and its amendments (SFAS 138), which require all derivatives to be carried on the balance sheet at fair value. The forward exchange contracts used by the company have not qualified for hedging accounting treatment during the years ended August 31, 2001 and 2002; accordingly, changes in the fair value of the derivatives have been charged to earnings during these years.

Under Canadian GAAP, the company's forward exchange contracts held for the purpose of hedging anticipated sales qualified for hedge accounting and any unrealized gains or losses were deferred and recognized in the statement of earnings upon settlement of the related transactions.

d) BUSINESS COMBINATIONS

Under Canadian GAAP, until June 30, 2001, the value of shares issued upon a business combination was determined based on the market price of the shares over a reasonable period of time before and after the date of acquisition while under U.S. GAAP, the value of shares was determined based on the market price of the shares over a reasonable period of time before and after the companies have reached an agreement on the purchase price, the significant terms of the agreement are known and the proposed transaction is announced.

Consequently, the measurement dates of the acquisitions of EXFO Burleigh and EXFO Photonic Solutions for U.S. GAAP purposes occurred on December 14, 2000 and on March 6, 2001, respectively, the dates on which all significant terms of the agreements were known. The average market price of the shares a few days before and after those dates was $31.09 and $25.84, respectively. Considering the number of shares issued upon those acquisitions, the total consideration for U.S. GAAP purposes amounts to $244,198,000 ($189,270,000 under Canadian GAAP) for EXFO Burleigh and $120,802,000 ($110,146,000 under Canadian GAAP) for EXFO Photonic Solutions, thus increasing share capital and goodwill under U.S. GAAP.

However, since July 1, 2001, the shares issued upon a business combination are valued under Canadian GAAP using the same method as used under U.S. GAAP.

Furthermore, under U.S. GAAP, in-process research and development acquired in a business combination is written off at the time of acquisition and no future income taxes are recognized on this asset in the purchase price allocation process. Under Canadian GAAP, in-process research and development acquired in a business combination is capitalized and amortized over its estimated useful life. Future income taxes are recognized on the acquisition date on that asset in the purchase price allocation process. As at August 31, 2001 and 2002, in-process research and development recorded under Canadian GAAP was fully amortized.

                                                  EXFO o 2002 Annual Report o 49

e) WRITE-DOWN OF GOODWILL AND INTANGIBLE ASSETS

Under U.S. GAAP, when assets being tested for recoverability were acquired in business combinations accounted for by the purchase method, the goodwill that arose in that transaction shall be included as part of the assets grouping in determining recoverability. The intangible assets tested for recoverability in 2002 were acquired in business combinations accounted for using the purchase method and, consequently, the company allocated goodwill to those assets on a pro rata basis using the relative fair values of the long-lived assets and identifiable intangible assets acquired as determined at the date of acquisition. The carrying value of goodwill identified with the impaired intangible assets was written down before any reduction was made to the impaired intangible assets. Intangible assets were then written down to their fair value.

The fair value of intangible assets was determined based on discounted future cash flows. The cash flows periods used were ten and eleven years, using annual growth rates ranging between 10% and 30% and discount rates ranging between 15% and 18%. The assumptions supporting discounted cash flows, including the cash flow periods, the annual growth rates and the discount rates, reflect management's best estimates. The discount rates were based upon the company's weighted average cost of capital as adjusted for the risks associated with operations.

The unallocated portion of goodwill was tested for recoverability at the subsidiaries' level based on the related pre-tax undiscounted future cash flows using the same assumptions and methodology as used for Canadian GAAP purposes.

Under U.S. GAAP, the company recorded a charge of $281,278,000 to write down a significant portion of goodwill and a pre-tax charge of $27,105,000 to write down a significant portion of acquired core technology. Of the total charge of $308,383,000, $170,079,000 relates to EXFO Burleigh, $83,637,000 relates to EXFO
Photonic Solutions and $54,667,000 relates to EXFO Protocol.

Under Canadian GAAP, no allocation of goodwill is required and each asset is tested for recoverability separately based on its pre-tax undiscounted cash flows over its expected period of use.

Also, under Canadian GAAP, the impairment loss for intangible assets is measured as the difference between the carrying value and the pre-tax undiscounted future cash flows.

Finally, under U.S. GAAP, the carrying value of goodwill reviewed for impairment was $46,380,000 higher than the carrying value of the same goodwill tested under Canadian GAAP because the measurement dates used to account for the business combinations were different between Canadian GAAP and U.S. GAAP as explained in item d).

f) SHORT-TERM INVESTMENTS

Under U.S. GAAP, the short-term investments would be classified as "available-for-sale" securities. Consequently, these securities would be carried at fair value, with any unrealized holding gains or losses at each balance sheet date being reflected in other comprehensive income (loss) on a net-of-tax basis. Under Canadian GAAP, short-term investments are carried at the lower of cost and market value and cost is composed of acquisition cost plus amortization of discount or less amortization of premium.

g) EARNINGS (LOSS) PER SHARE

Under U.S. GAAP, the presentation of per share figures for earnings (loss) before amortization and write-down of goodwill is not permitted. In addition, under U.S. GAAP, amortization and write-down of goodwill would be included in the computation of earnings from operations.

h) SHARE CAPITAL

Under Canadian GAAP, restricted shares reacquired from employees under the stock purchase plan are treated as arm's length repurchases of shares whereas under U.S. GAAP, the reacquisition of shares would be accounted for as a forfeiture by the employee, resulting in any difference between the amount originally credited to share capital and the remaining deferred compensation cost being credited to compensation expense in the current period. The subsequent resale of the shares would be treated as an issuance of shares for the proceeds received.

i) NEW ACCOUNTING STANDARDS

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets". SFAS 141 requires business combinations initiated after June 30, 2001, or business combinations accounted for by the purchase method with a date of acquisition after June 30, 2001, to be accounted for using the purchase method of accounting. SFAS 141 also broadens criteria for recording intangible assets separately from goodwill. Upon the adoption of SFAS 142, recorded goodwill and intangible assets will be evaluated against those new criteria and may result in certain intangible assets being reclassified into goodwill or, alternatively, amounts initially recorded as goodwill being separately identified and recognized apart from goodwill as intangible assets. SFAS 142 requires the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles.

Under transitional provisions of SFAS 142, the company did not amortize the goodwill resulting from the acquisition of EXFO Protocol Inc., for which the acquisition date was November 2, 2001.

The company adopted SFAS 142 prospectively on September 1, 2002. Upon the adoption of this new section, goodwill recorded prior to July 1, 2001, is no longer subject to amortization. Also, under the transitional provisions of the SFAS 142, the company performed an initial impairment test to identify goodwill impairment using a fair value-based method. Under SFAS 142, a goodwill impairment exists when the carrying value of a reporting unit exceeds its fair value. For the purposes of the impairment test, the company allocated its existing goodwill to its reporting units and completed an evaluation of the fair value of such reporting units. Based on the comparison of the fair value of the reporting units to their carrying value, goodwill of the reporting units was not considered impaired.

50 o 2002 Annual Report o EXFO

Goodwill will also be tested for impairment on an annual basis or more frequently if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value. Any impairment loss arising from this test will be charged to earnings in the period in which it is incurred.

In June 2001, the FASB issued SFAS 143 "Accounting for Asset Retirement Obligation", which is effective for fiscal years beginning on or after June 15, 2002. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The company will adopt this new standard prospectively on September 1, 2002, and its adoption will not have a significant impact on the company's financial statements.

In October 2001, the FASB issued SFAS 144 "Accounting for Impairment or Disposal of Long-Lived Assets", which supersedes SFAS 121 and the provisions of APB 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" with regard to reporting the effects of a disposal of a segment of a business. SFAS 144 retains many of the provisions of SFAS 121, but significantly changes the criteria that would have to be met to classify an asset as held for disposal such that long-lived assets to be disposed of other than by sale are considered held and used until disposed of. In addition, SFAS 144 retains the basic provisions of APB 30 for presentation of discontinued operations in the statement of earnings but broadens that presentation to a component of an entity. This new standard is effective for fiscal years beginning on or after December 15, 2001. The company will adopt this new standard prospectively on September 1, 2002, and its adoption will not have a significant impact on the company's financial statements.

In April 2002, the FASB issued SFAS 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections". This new standard is effective for fiscal years beginning on or after May 15, 2002, or for transactions occurring after May 15, 2002, related to SFAS 13, paragraph 8 and 9 (c). This statement rescinds SFAS 4 "Reporting Gains and Losses from Extinguishment of Debt" and an amendment of that Statement, SFAS 64 "Extinguishments of Debt Made to Satisfy Sinking-Funds Requirements". This Statement also rescinds SFAS 44 "Accounting for Intangible Assets of Motor Carriers". This Statement amends SFAS 13 "Accounting for Leases" to eliminate an inconsistency between the required accounting for sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The company will adopt this new standard prospectively on September 1, 2002, and its adoption will not have a significant impact on the company's financial statements.

In June 2002, the FASB issued SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF No. 94-3, "Liability Recognition of Certain Employee Termination Benefits and Other Costs to Exit an Activity". This Statement improves financial reporting by requiring that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. This Statement specifies that a liability for a cost associated with an exit or disposal activity is incurred when the definition of a liability in SFAS 6 is met. This Statement is effective for exit or disposal activities that are initiated after December 31, 2002. The company will adopt this new standard prospectively on January 1, 2003, and has not yet assessed the impact of its adoption.


UNAUDITED PRO FORMA INFORMATION ON BUSINESS COMBINATIONS

Under U.S. GAAP, pro forma information must be provided as though the business combinations had occurred at the beginning of the reported periods.

The following unaudited pro forma information reflects the results of operations as if the 2002 acquisition had been completed on September 1, 2001 and 2000; the 2001 acquisitions had been completed on September 1, 2000.

Such information is not necessarily indicative of the actual results which would have been achieved, nor is it necessarily indicative of future consolidated results of the company.

YEARS ENDED AUGUST 31,                          2001            2002
--------------------------------------------------------------------------------
                                                   (unaudited)

Sales                                        $ 166,083       $ 683,371
Net loss                                     $ (63,203)      $(385,870)
Basic and diluted net loss per share         $   (1.03)      $   (6.29)


ACCOUNTING FOR STOCK-BASED COMPENSATION

Under U.S. GAAP, the company has elected to measure compensation costs related to grants of stock options and stock awards using the intrinsic value method of accounting. In this instance, however, under SFAS 123, "Accounting for Stock-Based Compensation", the company is required to make pro forma disclosures of net earnings (loss), basic and diluted net earnings (loss) per share as if the fair value-based method of accounting had been applied.

                                                  EXFO o 2002 Annual Report o 51

The fair value of options or awards granted was estimated using the Black-Scholes options pricing model with the following weighted average assumptions:


YEARS ENDED AUGUST 31,                      2000        2001        2002
--------------------------------------------------------------------------------
Risk-free interest rate                      6.04%       5.36%      4.50%
Expected volatility                            75%         75%        80%
Dividend yield                                Nil         Nil         Nil
Weighted average expected life          32 months   33 months   40 months


The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options and awards which have no vesting restrictions, and are fully transferable. In addition, option and award valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the company's employee stock options and stock awards have characteristics significantly different from those of traded options and awards, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options and stock awards.

If the fair value-based method had been used to account for stock-based compensation costs related to stock options and stock awards issued to employees, the net earnings (loss) and related net earnings (loss) per share figures under U.S. GAAP would be as follows:


YEARS ENDED AUGUST 31,                           2000         2001         2002
--------------------------------------------------------------------------------
Pro forma net earnings (loss) for the year $ 8,939 $(39,109) $(390,831) Pro forma basic and diluted net earnings
(loss) per share                               $  0.22    $  (0.74)   $   (6.44)


The following table summarizes the stock-based compensation costs for options outstanding based on the fair value-based method:


YEARS ENDED AUGUST 31,               2000        2001        2002
--------------------------------------------------------------------------------
EXERCISE PRICE

$2.59                           $      --   $      --   $       1
$5.65                                  --          --          54
$9.13 to $12.69                        --          --       2,631
$19.19 to $27.80                      447       6,636       1,815
$34.07 to $45.94                       --       2,902       1,076
$56.75                                 --       1,047           4
--------------------------------------------------------------------------------
                                $     447   $  10,585   $   5,581
--------------------------------------------------------------------------------


These options will generate aggregate stock-based compensation costs of $26,589,000 over their vesting periods. As at August 31, 2002, the deferred stock-based compensation costs amount to $9,976,000 and will be charged to expense over the next four years. For the years ended August 31, 2000, 2001 and 2002, the weighted average fair value of options amounted to $15.07, $14.64 and $9.19, respectively.

As of August 31, 2002, none of the vested options has been exercised. As of August 31, 2002, the market price of the company's common shares was $2.13.



20 o SUBSEQUENT EVENTS

On September 3, 2002, EXFO acquired a building from a company owned by the President of the company for a cash consideration of $930,000. This transaction was measured at the exchange amount since it was not in the normal course of operations, the change in ownership interest in the building was substantive and the exchange amount was supported by independent evidence.

On September 5, 2002, the company entered into an agreement to acquire substantially all the assets of gnubi communications, L.P., a U.S. company which supplies multi-channel telecom and datacom testing solutions for optical transport equipment manufacturers and research and development laboratories. This acquisition is expected to be settled for a total consideration ranging between $4,300,000 and $7,200,000. The consideration paid will consist of $1,800,000 in cash, $2,500,000 by the issuance of subordinate voting shares and a cash contingent consideration based on sales volume for 2003. This acquisition will be accounted for using the purchase method. This acquisition is expected to be closed in the first quarter of 2003.

52 o 2002 Annual Report o EXFO

BOARD OF DIRECTORS


GERMAIN LAMONDE, CHAIRMAN OF THE BOARD, PRESIDENT AND CEO

Germain Lamonde is one of our founders. Mr. Lamonde has been our Chairman of the Board, President and Chief Executive Officer since our inception in 1985. Mr. Lamonde holds a bachelor's degree in Physics Engineering from the Ecole Polytechnique, Universite de Montreal in Canada, and a master's degree in Optics from Universite Laval in Canada.


PIERRE MARCOUILLER, CHAIRMAN OF THE BOARD AND CEO, CAMOPLAST INC.

Pierre Marcouiller is Chairman of the Board and Chief Executive Officer of Camoplast Inc., a supplier of components to the recreational, agricultural, motorized vehicles and automotive parts markets. Mr. Marcouiller holds a bachelor's degree in Business Administration from the Universite du Quebec a Trois-Rivieres in Canada and a master's degree in Business Administration from the Universite de Sherbrooke in Canada.


DAVID A. THOMPSON, VICE-PRESIDENT, HARDWARE & EQUIPMENT TECHNOLOGY STRATEGY, CORNING CABLE SYSTEMS

Dr. David Thompson has held various positions with Corning Inc., a manufacturer of optical fiber and other products for the telecommunications, television and other communications-related industries, since 1976. Dr. Thompson holds a bachelor's degree in Chemistry from Ohio State University and a doctorate in Inorganic Chemistry from the University of Michigan in the United States.


ANDRE TREMBLAY, PRESIDENT AND CEO, MICROCELL TELECOMMUNICATIONS INC.

Andre Tremblay has been President and Chief Executive Officer of Microcell Telecommunications Inc., a wireless telecommunications provider, since May 1995. Mr. Tremblay holds a bachelor's degree in Business Administration and a license in Accounting from Universite Laval in Canada, as well as a master's degree in Taxation from the Universite de Sherbrooke in Canada. He also attended the Advanced Management Program at Harvard University.


MICHAEL UNGER, EXECUTIVE CONSULTANT

Michael Unger worked with Nortel Networks Limited, now Nortel Networks Corporation, from 1962 to 2000. Mr. Unger's most recent position was President of Nortel's Optical Networks Business Unit, which he held from May 1998 to April 2000. Mr. Unger holds a bachelor's degree in Science from Concordia University in Canada.



MANAGEMENT AND CORPORATE OFFICERS


GERMAIN LAMONDE

Chairman of the Board, President
and Chief Executive Officer


DAVID FARRELL

President, EXFO Burleigh Products Group


SAMI YAZDI

President, EXFO Protocol


ALLAN FIRHOJ

General Manager, EXFO Photonic Solutions


BRUCE BONINI

Vice-President, North American Sales


JEAN-FRANCOIS BOULET

Vice-President, Customer Service
and Human Resources


STEPHEN BULL

Vice-President, Research and Development


JUAN-FELIPE GONZALEZ

Vice-President, International Sales


PIERRE PLAMONDON, CA

Vice-President, Finance
and Chief Financial Officer


KIMBERLEY OKELL

Corporate Secretary and Legal Counsel

                                                  EXFO o 2002 Annual Report o 53

CORPORATE GOVERNANCE PRACTICES



Both the Board of Directors and management recognize the importance of having appropriate structures and procedures in place to support good corporate governance practices. Throughout the year, the Board's Human Resources Committee, which is responsible for corporate governance, examined EXFO's practices, the new Toronto Stock Exchange corporate governance guidelines, NASDAQ's proposed changes to its corporate governance rules and the provisions of the Sarbanes-Oxley Act of 2002 that impose a new set of corporate governance rules for Canadian companies with shares registered in the U.S. As a result, certain changes have already been implemented and our efforts in this area will continue in order to meet or surpass these new requirements as they come into effect. As the last year has demonstrated, achieving best practices in corporate governance is an ongoing process in an ever-changing context.

The Board of Directors believes that EXFO's corporate governance practices comply with the Toronto Stock Exchange's current guidelines. As the U.S. Securities and Exchange Commission issues new rules required under the Sarbanes-Oxley Act, as the Toronto Stock Exchange's new guidelines come into effect and as new NASDAQ rules are implemented, we will comply with these new requirements. Further details about our corporate governance practices are available in the proxy circular.

The present Board members were elected at our last Annual General Meeting of the Shareholders, held on January 16, 2002.


RESPONSIBILITIES OF THE BOARD

The Board is responsible for the stewardship of our business and affairs by reviewing, discussing and approving our strategic direction and organizational structure as well as reviewing management's strategic planning on an annual basis. The Board also identifies the principal risks of our business and reviews our risk management systems on an annual and ongoing basis.

In addition to matters requiring Board approval under applicable laws, the Board grants final approval with respect to each of the following: (i) the strategic direction of EXFO; (ii) material contracts, acquisitions or dispositions of our assets; and (iii) the annual operational plan and capital and operating budgets.

The Board is also responsible for the establishment and functioning of all Board committees, the appointment of members to serve on such committees, their compensation and their good standing. At regularly scheduled meetings of the Board, the Directors receive, consider and discuss committee reports.

During the fiscal year ended August 31, 2002, the Board met a total of seven times.

Mr. Michael Unger, chairman of the Human Resources Committee and independent Director of EXFO, was appointed Lead Director this year. As such, he is responsible for ensuring that the Board properly discharges its duties, independent of management. The Lead Director is required to hold a minimum of two meetings of the Board of Directors without management members present, and additional meetings of independent Board members may be held at their request.

At the present time, EXFO has no formal procedures in place for recruiting new Directors.


COMPOSITION OF THE BOARD

Our articles of incorporation provide for a Board of Directors with a minimum of three and a maximum of twelve Directors. Our Board presently consists of five Directors, four of whom are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with a Director's ability to act with a view to the best interests of EXFO, other than interests arising from shareholding. Our Directors are elected at the Annual General Meeting of the Shareholders for one-year terms and serve until their successors are elected or appointed, unless they resign or are removed earlier.

Our Chairman of the Board and Chief Executive Officer, Mr. Germain Lamonde, is a significant shareholder of EXFO as he has the ability to exercise a majority of the votes for the election of the Board of Directors. Since the other four Board members do not have interests in EXFO or relationships with either EXFO or Mr. Lamonde, we believe that the interests of investors in EXFO, other than Mr. Lamonde's, are fairly represented.


COMMITTEES OF THE BOARD

Board committees play a significant role in the discharge of Board duties and obligations; committee chairs submit items for Board agendas and report on committee activities. The members of these committees are appointed annually and, in addition, the Board may appoint ad hoc committees periodically, as needed. EXFO has a practice of permitting the Board, any committee thereof and any individual Director to hire independent, external advisors at our expense. The Audit Committee and the Human Resources Committee are entirely comprised of unrelated Directors.

The following is a general description of the composition and general duties of each Board committee as contained in its mandate as at the fiscal year ended August 31, 2002.

54 o 2002 Annual Report o EXFO

AUDIT COMMITTEE

The Audit Committee reviews interim in-house financial statements and all annual audited financial statements and related disclosure documents with management and external auditors and approves them prior to public release. The Audit Committee is responsible for reviewing our internal control systems with regard to finance, accounting, legal compliance and ethical behavior. The Committee meets regularly with external auditors, with and without management, to consider the scope and results of their audits, including analysis of the adequacy of the internal controls and the effect of the procedures relating to the outside auditors' independence. The Committee also recommends to the Board the selection of external auditors for appointment by the shareholders. The Audit Committee is comprised of the following independent Directors: Mr. Andre Tremblay, Mr. Michael Unger and Mr. Pierre Marcouiller. The Chair of the Audit Committee is Mr. Tremblay.

Further to proposed changes to NASDAQ corporate governance rules and new Securities and Exchange Commission rules flowing from the adoption of the Sarbanes-Oxley Act, our Audit Committee charter will be revised during the current financial year to ensure that we comply with all new requirements.


HUMAN RESOURCES COMMITTEE

The Human Resources Committee is responsible for assessing the performance and establishing the annual compensation of all our senior officers, including the CEO. This Committee also reviews and submits to the Board the salary structure and the short-term and long-term incentive compensation programs for all our employees. The Committee is responsible for the review and approval of the employees who will receive options to purchase shares of EXFO in accordance with policies established by the Board and the terms of the Stock Option Plan. In addition, the Committee reports annually to the Board on the organizational structure and a succession plan for senior management. The Board's corporate governance practices are monitored by the Human Resources Committee, as is the functioning of the Board and the powers, mandates and performance of the committees. The remuneration to be paid by EXFO to the Directors is recommended to the Board by the Human Resources Committee. The Human Resources Committee is comprised of the following independent Directors: Dr. David A. Thompson, Mr. Michael Unger and Mr. Pierre Marcouiller. The Chair of the Human Resources Committee is Mr. Unger.


DISCLOSURE COMMITTEE

The Disclosure Committee is responsible for overseeing our disclosure practices. The Disclosure Committee consists of the Chief Executive Officer, Chief Financial Officer, Investor Relations and Corporate Development Director, Communications Director, Manager of Financial Reporting and Accounting, as well as Legal Counsel and Corporate Secretary.


SHAREHOLDER/INVESTOR COMMUNICATIONS AND FEEDBACK

EXFO has an Investor Relations Director who is responsible for facilitating communications between senior management and EXFO's shareholders and financial analysts. Communications to shareholders are disseminated through annual and quarterly reports, press releases, the Annual General Shareholders' Meeting and investor presentations. The Investor Relations Director receives and responds to all shareholders' inquiries in an appropriate and timely manner. In communications to senior management, the Investor Relations Director also provides feedback from shareholders.

                                                  EXFO o 2002 Annual Report o 55

GLOSSARY



ACCESS NETWORK: Last link in a network between the customer premises and the first point of connection to the network infrastructure--a point of presence
(PoP) on the edge of a metropolitan network or a central office (CO). Access networks have, up to now, consisted primarily of passive, twisted-pair copper wires, but there is a strong trend toward optical-fiber connections either directly or very close to the customer (fiber-to-the-curb).

ATM: Asynchronous Transfer Mode. A data networking protocol used for high-bandwidth, low-delay, connection-oriented, packet-like switching and multiplexing.

CROSS-CONNECT: Optical cross-connect (OXC). Generally refers to an optical switch with multiple ports (or channels) at both the input and the output. An OXC allows any optical signal entering any input port to be directed to any desired output port. Also see Lambda router.

DWDM: Dense Wavelength-Division Multiplexing. A technology that enables a single optical fiber to carry multiple data channels (or wavelengths). Commercial DWDM systems can have as many as 160 separate channels.

E1: European Digital Hierarchy standard used for transmitting data over an optical network containing 30 voice channels at 2.048 Mb/s.

ENTERPRISE NETWORK: A network for a large business enterprise, generally dominated by data transmission. This kind of network may comprise a number of local area networks in various buildings on a campus that need to interface with each other, as well as a central database management system and many client workstations.

ETHERNET: Protocol for data networking. Ethernet networks typically operate at 10, 100 or 1000 Mb/s.

GIGABIT ETHERNET: A version of Ethernet that operates at 1 Gb/s (1000 Mb/s).

LAMBDA ROUTER: Also called a wavelength router, this device is part of the broader class of optical cross-connects (OXC). A lambda router takes in a single wavelength of light from a specific fiber-optic strand and recombines it into another strand that is set on a different path. Lambda routers are positioned at network junction points. Also see Cross-connect.

METROPOLITAN NETWORK: Metropolitan area network (MAN or metro). A network, often ringed in structure, that covers an entire city and its suburbs.

MULTIPLEXER (MUX): A device that combines several different signals, typically at different wavelengths, into one aggregate signal to be transported via a single fiber (or transmission channel).

NANOPOSITIONING: A positioning technique used during optical component manufacturing to align components with a precision measured in nanometers (one billionth of a meter).

OC-192: A standard optical signal transmission rate of approximately 10 gigabits per second. Equivalent to SDH STM-64. Optical layer: Commonly used to refer to specific wavelengths or channels of a DWDM network. Each wavelength carries a separate stream of data encoded in a light signal.

OPTICAL LAYER: Commonly used to refer to specific wavelengths or channels of a DWDM network. Each wavelength carries a separate stream of data encoded in a light signal.

OPTICAL SWITCH: A device that enables light signals in optical fibers to be selectively transferred from one input port to a desired output port.

PHYSICAL LAYER: Commonly used to refer to the propagation medium of an optical network, including the glass fiber and all in-line active and passive components. Light signals, which are forms of encoded data, are transmitted over this layer.

PROTOCOL LAYER: Commonly used to refer to the formatting rules for transmitting data over an optical network. Networks send and receive data using industry-wide formats; some examples are SONET, SDH, ATM and Ethernet.

PROTOCOL: A formal set of rules governing the format, timing, sequencing and error control of data exchange across a network. Many protocols may be required and used on a single network.

SDH: Synchronous Digital Hierarchy. Standardized by the International Telecommunication Union (ITU-TSS). A protocol for transmitting information over optical fiber.

SONET: Synchronous Optical NETwork. Standardized by the American National Standards Institute (ANSI). A protocol for backbone networks, capable of transmitting at extremely high speeds and accommodating gigabit-level bandwidth.

SPOT-CURING TECHNOLOGY: Technology by which a dose of energy of a specific wavelength band and irradiance is used to cause an adhesive, encapsulant or sealant to change from a liquid to a solid in a small area.

STORAGE AREA NETWORK (SAN): A special high-speed network that interconnects different kinds of data storage devices with associated data servers on behalf of a larger network of users. Within an enterprise, the data is typically stored in other on-site computers, but can also be archived in a geographically remote location for disaster recovery.

STM-64: Synchronous Transfer Module. Optical signal standards transmission rate, part of SDH. STM-64 operates at a rate of 9953.28 Mb/s. Equivalent to SONET OC-192.

VERTICAL-CAVITY SURFACE-EMITTING LASER (VCSEL): A semiconductor diode laser whose cavity consists of mirrors surrounding an active light-emitting layer. Light is emitted vertically from the surface, allowing the VCSEL device to be tested while still on the wafer. In conventional semiconductor lasers, the mirrors are positioned perpendicular to the active layer and the light is emitted from the edge of the wafer.

VIRTUAL PRIVATE NETWORKING (VPN): One or more wide area network links over a shared public network, typically over the Internet or an IP backbone from a network service provider (NSP), that simulates the behavior of dedicated WAN links over leased lines.

56 o 2002 Annual Report o EXFO

SHAREHOLDER INFORMATION



The common shares of EXFO are listed on the Toronto Stock Exchange under the stock symbol "EXF" and on the NASDAQ Stock Exchange under the symbol "EXFO".



ANNUAL AND SPECIAL MEETING


The Annual and Special Meeting of Shareholders of EXFO Electro-Optical Engineering Inc. will be held at the Musee du Quebec, Parc des
Champs-de-Bataille, Quebec City, Canada, on January 14, 2003, at 10:00 a.m.

Transfer Agents and Registrars
CIBC Mellon Trust Company
Montreal, Toronto and Vancouver, Canada

Mellon Investor Services, L.L.C.
New Jersey, USA

AUDITORS

PricewaterhouseCoopers LLP


INVESTOR RELATIONS CONTACT

Michael Lamanna
Director, Investor Relations and Corporate Development
Tel.: 1 418 683-0211, ext. 3731
E-mail: michael.lamanna@exfo.com

GENERAL ACCESS

EXFO Electro-Optical Engineering Inc.
465 Godin Avenue
Vanier (Quebec)  G1M 3G7
Tel.: 1 418 683-0211 o 1 800 663-3936
E-mail: ir@exfo.com
www.exfo.com



This annual report is available in electronic format at www.exfo.com. It is also available in print and on our Web site in French.


[GRAPHIC OMITTED]
[STOCK PERFORMANCE GRAPHS]

                                                  EXFO o 2002 Annual Report o 57

WORLDWIDE OFFICES


CORPORATE HEADQUARTERS

465 Godin Avenue, Vanier, Quebec  G1M 3G7 CANADA
Tel.: 1 418 683-0211o Fax: 1 418 683-2170

EXFO AMERICA INC.

1201 Richardson Drive, Suite 260, Richardson, TX 75080 USA
Tel.: 1 800 663-3936o Tel.: 1 972 907-1505
Fax: 1 972 907-2297

EXFO EUROPE S.A.R.L.

Le Dynasteur 10/12, rue Andras Beck
92366 Meudon la Foret Cedex FRANCE
Tel.: +33.1.40.83.85.85o  Fax: +33.1.40.83.04.42

EXFO ASIA-PACIFIC PTE LTD.

151 Chin Swee Road  #03-29
Manhattan House, SINGAPORE 169876
Tel.: +65 6333 8241o Fax: +65 6333 8242

o   EXFO CHINA
    Beijing New Century Hotel Office Tower, Room 1754-1755
    No. 6 Southern Capital Gym Road, Beijing 100044, P. R. CHINA
    Tel.: +86 (10) 6849 2738o  Fax: +86 (10) 6849 2662

    Room 3208A, BLKA, World Trade Plaza
    9 Fuhong Road, Futian District, Shenzhen  518033, P. R. CHINA
    Tel.: +86 (755) 8369 0951/8369 0955o  Fax: +86 (755) 8369 0817

o   EXFO JAPAN
    JP Hamacho Bldg.10F, Nihonbashi Hamacho 2-23-5 Chuo-ku, Tokyo 103-0007 JAPAN
    Tel.: +81-3-5614-7014 o Fax: +81-3-5614-7015

EXFO PHOTONIC SOLUTIONS INC.

2260 Argentia Road, Mississauga, Ontario  L5N 6H7 CANADA
Tel.: 1 800 668-8752 (USA and Canada) or 1 905 821-2600
Fax: 1 905 821-2055

EXFO BURLEIGH PRODUCTS GROUP INC.

7647 Main St. Fishers, Victor, NY 14564-8909 USA
Tel.: 1 585 924-9355o  Fax: 1 585 924-9072

EXFO PROTOCOL INC.

2650 Marie-Curie, St-Laurent, Quebec  H4S 2C3 CANADA
Tel.: 1 888 972-7666 (USA and Canada) or 1 514 856-2222o  Fax: 1 514 856-2232

GNUBI COMMUNICATIONS, L.P.

4275 Kellway Circle, Addison, TX 75001 USA
Tel.: 1 866 464 6824 (USA and Canada) or 1 972 836-0100
Fax: 1 972 836-0164


[GRAPHIC OMITTED]
[MAP OF WORLD]

o    Corporate Headquarters
o    EXFO America
o    EXFO Europe
o    EXFO Asia-Pacific
o    EXFO China
o    EXFO Japan
o    EXFO Photonic Solutions
o    EXFO Burleigh Products Group
o    EXFO Protocol
o    gnubi communications

WWW.EXFO.COM

(C) 2002 EXFO Electro-Optical Engineering Inc. All rights reserved. Printed in Canada.

                                [GRAPHIC OMITTED]
                                 [LOGO -- EXFO]


Quebec, November 15, 2002

Re: Annual and Special Meeting of Shareholders


Dear Fellow Shareholder:

Fiscal 2002 proved to be a challenging year for the telecommunications industry as a whole. Network service providers continued to decrease their capital spending to improve their short-term financials and reduce their debt-loads which, in turn, accelerated an industry-wide rationalization period. Some players, however, were better able to mitigate the impact of this severe downturn through sound management and a clear vision of where they are headed.

Clearly, I place EXFO in this select category because we proactively implemented restructuring measures, focused on market-share gains and expanded our addressable market. And we accomplished all of this while maintaining a strong balance sheet. Following are some of our highlights for the past year:

o We released a record 25 new products to enhance our position with network service providers and system vendors.

o We entered the fully complementary, high-margin protocol-layer test sector with two strategic acquisitions.

o We increased sales by 12% and 5% sequentially during the last two quarters.

o We re-engineered the whole organization to bring us closer to our break-even level.

o We returned to positive cash-flow-from operations in the fourth quarter.

o We maintained a cash position of approximately US$50 million with practically no debt.

As we look ahead, I am confident that EXFO will be among the first telecom companies to recover from this prolonged downturn. The reason for my cautious optimism can best be summed up through our theme for this year's Annual and Special Meeting (the "Meeting") of Shareholders: WELL DESIGNED. WELL DIVERSIFIED. WELL POSITIONED.

You are cordially invited to attend the Meeting, which will be held at the Musee du Quebec, Parc des Champs-de-Bataille, Quebec City, Canada, on January 14, 2003, at 10:00 a.m. (EST).

Details of the business to be conducted at the Meeting are provided in the attached Management Proxy Circular and Notice of Annual Meeting of Shareholders.

It is important that your shares be represented at the Meeting. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. If you send in your proxy card and then decide to attend the Meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the Management Proxy Circular.

On behalf of the Board of Directors, I would like to express our appreciation for your continued interest in EXFO. We look forward to seeing you at the Meeting.


Sincerely,


 /s/ Germain Lamonde
--------------------------------------
Germain Lamonde
Chairman, President and
Chief Executive Officer
EXFO Electro-Optical Engineering Inc.

                                [GRAPHIC OMITTED]
                                 [LOGO -- EXFO]


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.

                           --------------------------


              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS


         NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of shareholders of EXFO Electro-Optical Engineering Inc. (the "Corporation") will be held at 10:00 a.m. local time, on Tuesday, January 14, 2003, at the Musee du Quebec, Parc des Champs-de-Bataille, Quebec City, Canada for the following purposes:

1. to receive the consolidated financial statements of the Corporation for the financial year ended August 31, 2002, and the Auditor's report thereon;

2.       to elect Directors of the Corporation;

3. to appoint PricewaterhouseCoopers LLP as auditors and to authorize the Audit Committee to fix their remuneration;

4. to approve the amendments to the Corporation's Articles of Incorporation as set forth in Schedule A to the Management Proxy Circular appended hereto;

5. to confirm the amendments to the Corporation's General Code of By-Laws adopted by the Board of Directors as set forth in Schedule B to the Management Proxy Circular appended hereto; and

6. to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Enclosed is a copy of the 2002 Annual Report of the Corporation including the consolidated financial statements and the Auditor's Report thereon, together with the Management Proxy Circular and a form of Proxy.

DATED at Vanier, Quebec, this 15th day of November, 2002.


                                    BY ORDER OF THE BOARD OF DIRECTORS


                                    /s/ Kimberley Okell
                                    ----------------------------------
                                    Kimberley Okell
                                    Secretary


SHAREHOLDERS UNABLE TO ATTEND THE MEETING ARE REQUESTED TO COMPLETE THE ENCLOSED PROXY FORM AND RETURN IT IN THE ENVELOPE PROVIDED. TO BE VALID, PROXIES MUST REACH THE OFFICE OF CIBC MELLON TRUST COMPANY, 2001 UNIVERSITY STREET, SUITE 1600, MONTREAL, QUEBEC, CANADA, H3A 2A6, NO LATER THAN THE LAST DAY PRIOR TO THE DATE OF THE MEETING OR ANY RECONVENING OF THE MEETING IN CASE OF ADJOURNMENT. SHAREHOLDERS MAY ALSO HAVE THE PROXY FORM DELIVERED TO THE CHAIRMAN OF THE MEETING PRIOR TO THE TIME OF VOTING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.

                  MANAGEMENT PROXY CIRCULAR OF THE CORPORATION
               FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

          THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

The undersigned shareholder of EXFO ELECTRO-OPTICAL ENGINEERING INC. hereby appoints (CHECK EITHER (A) or (B)):

[_]      (A)      Mr. Germain Lamonde of Cap-Rouge, Quebec, or failing him, Mr.
                  Pierre Plamondon of Quebec, Quebec;

[_]      (B)      _____________________________ of ____________________________;
                              (Name)                        (Address)

as the representative of the undersigned to attend, act and vote on behalf of the undersigned at the ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS (THE "MEETING") OF THE CORPORATION TO BE HELD AT THE MUSEE DU QUEBEC, LOCATED IN THE PARC DES CHAMPS-DE-BATAILLE, QUEBEC CITY, PROVINCE OF QUEBEC, CANADA, ON TUESDAY, JANUARY 14, 2003, AT 10:00 O'CLOCK A.M. (QUEBEC CITY TIME) AND AT ANY ADJOURNMENTS OF SUCH MEETING.

THE UNDERSIGNED WISHES THAT ALL SHARES REPRESENTED BY THIS PROXY BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS HEREINBELOW. ALL SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR, AGAINST OR BE THE SUBJECT OF ABSTENTIONS, AS SPECIFIED BY THE SHAREHOLDER. HOWEVER, IN THE ABSENCE OF INSTRUCTIONS, THE SHARES REPRESENTED BY PROXY WILL BE VOTED IN FAVOUR OF EACH OF THE PROPOSALS SET FORTH HEREIN.

                                                              (MARK WITH AN X)

To elect Germain Lamonde, Pierre Marcouiller,               FOR             [_]
David A. Thompson, Andre Tremblay and Michael
Unger, whose cities of residence are indicated              ABSTENTION      [_]
in the Management Proxy Circular, as
Directors of the Corporation.

To appoint PricewaterhouseCoopers LLP as auditors           FOR             [_]
and to authorize the Audit Committee to fix their
remuneration.                                               ABSTENTION      [_]

To approve the amendments to the Corporation's              FOR             [_]
Articles of Incorporation as set forth in
Schedule A to the Management Proxy Circular                 AGAINST         [_]
appended hereto.

To confirm the amendments to the Corporation's              FOR             [_]
General Code of By-Laws adopted by the Board of
Directors as set forth in Schedule B to the Management      AGAINST         [_]
Proxy Circular appended hereto.


A DISCRETIONARY POWER IS HEREBY CONFERRED as to any amendment or change made to the matters mentioned in the Notice of Meeting or as to such other matters as may legally come before the Meeting. The Management of the Corporation is not aware of any amendments, changes or other matters that may come before the Meeting.

*   A SHAREHOLDER IS ENTITLED TO APPOINT,     DATED this       day of          .
TO ATTEND AND ACT FOR AND ON BEHALF OF SUCH
SHAREHOLDER AT THE MEETING, A PERSON OTHER
THAN THE PERSON MENTIONED IN (A) HEREINABOVE  __________________________________
AND MAY DO SO BY CHECKING (B) HEREINABOVE     SIGNATURE OF SHAREHOLDER
AND ADDING THE NAME OF SUCH OTHER PERSON IN
THE SPACE RESERVED FOR SUCH PURPOSE.
                                              [                                ]
                                                      name of shareholder
                                              [                                ]

THIS PROXY MUST BE SIGNED BY THE SHAREHOLDER OR HIS PROXYHOLDER AUTHORIZED IN WRITING OR, IF THE SHAREHOLDER IS A CORPORATION, UNDER ITS CORPORATE SEAL, BY A DULY AUTHORIZED OFFICER OR PROXYHOLDER OF THE CORPORATION. PLEASE REMEMBER TO DATE AND SIGN THIS PROXY. IF THIS PROXY IS NOT DATED, IT WILL BE DEEMED TO BEAR THE DATE OF ITS MAILING BY MANAGEMENT.

           YOU ARE REFERRED TO THE MANAGEMENT PROXY CIRCULAR APPENDED.



                                                               FRANCAIS AU VERSO

[GRAPHIC OMITTED]
[LOGO -- EXFO]



--------------------------------------------------------------------------------

NOTICE OF ANNUAL AND SPECIAL
MEETING OF SHAREHOLDERS
AND
MANAGEMENT PROXY CIRCULAR

--------------------------------------------------------------------------------

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.


                            MANAGEMENT PROXY CIRCULAR


SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR IS PROVIDED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF EXFO ELECTRO-OPTICAL ENGINEERING INC. (THE "CORPORATION" OR "EXFO") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (THE "MEETING") OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES STATED IN THE ACCOMPANYING NOTICE OF MEETING AND AT ANY ADJOURNMENT THEREOF. UNLESS OTHERWISE INDICATED, THE INFORMATION CONTAINED HEREIN IS GIVEN AS OF NOVEMBER 15, 2002.

It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by officers, employees or agents of the Corporation. The Corporation may also reimburse brokers and other persons holding shares in their names, or in the names of nominees, for their costs incurred in sending proxy material to principals and obtaining their proxies. The cost of solicitation will be borne by the Corporation and is expected to be nominal.


APPOINTMENT AND REVOCATION OF PROXIES AND ATTENDANCE OF BENEFICIAL SHAREHOLDERS

The persons named in the enclosed Form of Proxy (the "Form of Proxy") are officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND CHECKING ITEM (B).

To be valid, proxies must be received at the Montreal, Canada office of CIBC Mellon Trust Company, 2001 University Street, Suite 1600, Montreal, Quebec, Canada, H3A 2A6, the transfer agent of the Corporation, no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof, or proxies may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. A beneficial shareholder who completes a Form of Proxy and who wishes to attend and vote at the Meeting personally must appoint himself or herself proxy holder in the foregoing manner.

A proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing if such instrument is deposited either at the registered office of the Corporation to the attention of the Secretary no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

VOTING OF PROXIES

The shares represented by proxies appointing the persons, or any one of them, designated by Management thereon to represent the shareholder at the Meeting will be voted in accordance with the instructions given by the shareholder. UNLESS OTHERWISE INDICATED, THE VOTING RIGHTS ATTACHING TO THE SHARES REPRESENTED BY A FORM OF PROXY WILL BE VOTED "FOR" IN RESPECT OF ALL THE PROPOSALS DESCRIBED HEREIN.

The Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting. As at the date hereof, Management is not aware that any other matter is to be presented at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the Form of Proxy will vote thereon in accordance with their judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters.


VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at November 15, 2002, 25,044,475 Subordinate Voting Shares and 37,900,000 Multiple Voting Shares were outstanding, being the only classes of shares entitled to be voted at the Meeting. Each holder of Subordinate Voting Shares is entitled to one vote and the holder of Multiple Voting Shares is entitled to 10 votes for each share registered in his or her name at the close of business on November 29, 2002, being the date fixed by the Board of Directors for the purpose of determining registered shareholders entitled to receive the accompanying Notice of Meeting and to vote (the "Record Date"). A list of shareholders entitled to vote as of the Record Date, showing the number of shares held by each shareholder, shall be prepared within 10 days of the Record Date. This list of shareholders will be available for inspection during normal business hours at the Montreal, Canada office of CIBC Mellon Trust Company, the transfer agent of the Corporation, 2001 University Street, Suite 1600, Montreal, Quebec, Canada, H3A 2A6, and at the Meeting.

Unless otherwise indicated, the resolutions submitted to a vote at the Meeting must be passed by a majority of the votes cast by the holders of Subordinate Voting Shares and Multiple Voting Shares, as a single class, present at the Meeting in person or by proxy and voting in respect of all resolutions to be voted on by the shareholders of the Corporation.

To the knowledge of executive officers and directors of the Corporation, as of November 15, 2002, the only person who is beneficial owner or exercised control or direction, directly or indirectly, over shares carrying more than 10% of the voting rights attaching to any class of shares of the Corporation is:

-----------------------------------------------------------------------------------------------------------
                                          PERCENTAGE OF                                    PERCENTAGE OF
                                          VOTING RIGHTS                  PERCENTAGE OF     VOTING RIGHTS
                             NUMBER OF     ATTACHED TO      NUMBER OF    VOTING RIGHTS    ATTACHED TO ALL
                            SUBORDINATE        ALL          MULTIPLE      ATTACHED TO     SUBORDINATE AND
                               VOTING      SUBORDINATE       VOTING       ALL MULTIPLE    MULTIPLE VOTING
   NAME OF SHAREHOLDER       SHARES(1)    VOTING SHARES     SHARES(2)    VOTING SHARES        SHARES
--------------------------- ------------- --------------- -------------- --------------- ------------------
Germain Lamonde                93,000         0.38%        37,900,000         100%            93.83%
-----------------------------------------------------------------------------------------------------------

------------------
(1) Mr. Lamonde exercises control over this number of Subordinate Voting Shares through Placements Lamonde, SENC, a partnership controlled by Mr. Lamonde.
(2) Mr. Lamonde exercises control over this number of Multiple Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde and members of his family.


ELECTRONIC DELIVERY

The Corporation has commenced a voluntary program for e-mail notification to our shareholders that documents which must be delivered pursuant to securities legislation are available on EXFO's website. Every year, EXFO delivers documentation to shareholders, such as this Management Proxy Circular and our Annual Report, that must be delivered to shareholders of a public company by law. EXFO would like to make this process more convenient for its shareholders and proposes that shareholders who so wish, be notified by e-mail when the Corporation's documentation is posted in the "Investors" section on its website (www.exfo.com). Accordingly such documentation will not be sent in paper form by mail. The Corporation believes that electronic delivery will benefit the environment and reduce its costs. Shareholders who do not consent to receive documentation by e-mail will continue to receive such documentation by mail.

Registered shareholders can consent to electronic delivery by completing and returning the consent form accompanying this Circular to CIBC Mellon Trust Company. Unregistered shareholders (i.e. shares are held through a securities broker, bank, trust company or other nominee) can consent to electronic delivery by completing and returning the appropriate form received from the applicable intermediary.


BUSINESS TO BE TRANSACTED AT THE MEETING

PRESENTATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements of the Corporation for the financial year ended August 31, 2002 and the Auditors' report thereon contained in EXFO's Annual Report accompanying this Circular will be submitted to shareholders at the Meeting but no vote with respect thereto is required or proposed to be taken.

ELECTION OF THE DIRECTORS

According to the articles of the Corporation, the Board of Directors shall consist of a minimum of 3 and a maximum of 12 directors. At the Meeting, Management proposes the 5 persons named hereafter on page 5 as nominees for election as directors to hold office until the next annual meeting or until the office is otherwise vacated in accordance with the Corporation's by-laws.

Management does not anticipate that any of the nominees will be unable, or for any reason whatsoever, be reluctant to fulfill their duties as directors. Should this occur for any reason whatsoever before the election, the persons named in the Form of Proxy reserve the right to vote for another nominee of their choice unless the shareholder specified on the Form of Proxy to abstain from voting for the election of the directors.

APPOINTMENT AND REMUNERATION OF AUDITORS

A firm of auditors is to be appointed by vote of the shareholders at the Meeting to serve as auditors of the Corporation until the close of the next annual meeting. The Audit Committee is to be authorized to fix the remuneration of the auditors so appointed. The Board of Directors and Management, upon the advice of the Audit Committee, recommend that PricewaterhouseCoopers LLP be re-appointed as Auditors of the Corporation. The re-appointment of PricewaterhouseCoopers LLP must be approved by a majority of the votes cast on the matter at the Meeting.

AMENDMENT TO ARTICLES

As an item of special business, the shareholders will be asked at the Meeting to adopt a special resolution, as set out in Schedule A hereto, making an amendment to the Articles of Incorporation of EXFO.

The Corporation is governed by the CANADA BUSINESS CORPORATIONS ACT ("CBCA"). Effective November 24, 2001, major changes to the CBCA were enacted and the CBCA now provides that a meeting of shareholders of a corporation may be held at a place outside Canada if the place is specified in the Articles of Incorporation. The Corporation has a shareholder base in the United States of America and the Board of Directors and Management believe that EXFO should amend its Articles of Incorporation to be in a position to avail itself, should the future development of EXFO warrant it, of the possibility of holding annual shareholder meetings outside Canada. However, the Corporation has no immediate intention to change its practices in relation to shareholders meetings.

To be adopted, this special resolution must be approved by at least two-thirds of the votes cast on the matter at the Meeting.

CONFIRMATION OF AMENDMENTS TO CODE OF GENERAL BY-LAWS

As an item of special business, the shareholders will be asked at the Meeting to adopt a resolution, as set out in Schedule B hereto, confirming certain amendments which have been made by the Board of Directors to the Corporation's Code of General By-laws.

The Board of Directors amended certain sections of the Code of General By-laws to reflect the recent amendments to the CBCA, including to permit the use of electronic or other technologically enhanced means in relation to providing notice and to participating and voting in meetings of shareholders and Directors. Shareholders who would like a copy of the Code of General By-laws blacklining the changes should contact EXFO's Investors Relations at 1-888-255-9303 extension 3703 or ir@exfo.com.

To be adopted, this resolution must be approved by a majority of the votes cast on the matter at the Meeting.

NOMINEES FOR ELECTION AS DIRECTORS AND THEIR BENEFICIAL OWNERSHIP OF VOTING SECURITIES

The following table and notes set out the name of each of the individuals whom is proposed to be nominated at the Meeting for election as a director of the Corporation, all other positions and offices with the Corporation and its subsidiaries now held by each such individual, if any, the principal occupation or employment of each such individual, their respective period of service as a director and the approximate number of shares of the Corporation beneficially owned by each such individual or over which each of them exercised control or direction.

-----------------------------------------------------------------------------------------------------------
                                                                                    NUMBER OF    NUMBER OF
                                                                                   SUBORDINATE   MULTIPLE
 NAME AND POSITION OR OFFICE    PRINCIPAL OCCUPATION    CITY OF                      VOTING       VOTING
    WITH THE CORPORATION           OR EMPLOYMENT       RESIDENCE    DIRECTOR SINCE   SHARES       SHARES
------------------------------ --------------------- ------------- --------------- ------------ -----------
Germain Lamonde (1)            Chairman of the       Cap-Rouge,     September 1985   93,000     37,900,000
Chairman of the Board,         Board, President      Quebec
President and Chief            and Chief Executive
Executive Officer              Officer, EXFO
                               Electro-Optical
                               Engineering Inc.
-----------------------------------------------------------------------------------------------------------
Pierre Marcouiller (2)(3)      Chairman of the       Magog,           May 2000        5,000          --
Director                       Board and Chief       Quebec
                               Executive Officer,
                               Camoplast Inc.
                               (a supplier of
                               automotive and
                               recreational
                               vehicle parts)
-----------------------------------------------------------------------------------------------------------
Dr. David A. Thompson,         Vice-President,       Newton,         June 2000        2,100          --
Ph.D. (3)                      Hardware &            North
Director                       Equipment             Carolina
                               Technology
                               Strategy, Corning
                               Cable Systems
-----------------------------------------------------------------------------------------------------------
Andre Tremblay (2)(4)          President and Chief   Outremont,       May 2000        7,000          --
Director                       Executive Officer,    Quebec
                               Microcell
                               Telecommunications
                               Inc.
-----------------------------------------------------------------------------------------------------------
Michael Unger (2)(3)           Executive Consultant  Woodbridge,      May 2000           --          --
Director                                             Ontario
-----------------------------------------------------------------------------------------------------------

-----------------
(1) Mr. Lamonde exercises control over this number of Multiple Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde and members of his family. He exercises control over this number of Subordinate Voting Shares through Placements Lamonde, SENC, a partnership controlled by Mr. Lamonde.
(2)      Member of the Audit Committee.
(3)      Member of the Human Resources Committee.
(4) Mr. Tremblay exercises control over this number of Subordinate Voting Shares through 9044-6451 Quebec inc. and 9089-3082 Quebec inc., companies controlled by Mr. Tremblay.

The information as to Subordinate Voting Shares and Multiple Voting Shares beneficially owned or over which the above-named individuals exercise control or direction is not within the direct knowledge of the Corporation and has been furnished by the respective individual.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

COMPENSATION OF DIRECTORS

In the financial year ended August 31, 2002, directors who were not employees received CDN$25,000 (US$15,896) as annual compensation payable in the form of cash, stock or stock options as chosen by the director. In addition, each director was granted 12,500 stock options under the Corporation's Stock Option Plan (the "Stock Option Plan") as part of his annual compensation. Fees of CDN$1,000 (US$636) for each meeting of the Board of Directors or of a Committee attended by them in person and fees of CDN$500 (US$318) if such participation was made by telephone were also paid. Directors who are also committee members received additional annual compensation of CDN$3,000 (US$1,908) per committee. The Chairman of any Committee of the Board of Directors received a total additional annual remuneration of CDN$5,000 (US$3,179). All amounts may be paid in the form of cash, stock or stock options, as chosen by the director. In the financial year ended August 31, 2002, 71,238 options were granted to directors who were not employees under the Corporation's Stock Option Plan.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The table below shows certain compensation information for Mr. Germain Lamonde, the Chairman of the Board, President and Chief Executive Officer of the Corporation, and the 4 other most highly compensated executive officers of the Corporation and its subsidiaries during the financial year ended August 31, 2002 (collectively, the "Named Executive Officers"). This information includes the US dollar value of base salaries, bonus awards and long-term incentive plan payments, the number of options granted, and certain other compensation, if any, whether paid or deferred.

------------------------------------------------------------------------------------------------------------
                                                              OTHER ANNUAL     SECURITIES        ALL OTHER
  NAME AND PRINCIPAL    FINANCIAL    SALARY       BONUS (1)   COMPENSATION       UNDER         COMPENSATION
      POSITION            YEAR        (US$)        (US$)         (US$)        OPTIONS (2)(#)      (US$) (3)
---------------------- ----------- ------------ ----------- ---------------- --------------- ---------------
Germain Lamonde,         2002       174,758       21,329          --              70,000             --
President and
Chief Executive          2001       180,044       99,024          --               5,080             --
Officer
                         2000       134,932       63,566          --              25,402             --
------------------------------------------------------------------------------------------------------------
Bruce Bonini,            2002       217,500           --          --              20,000          7,042
Vice--President,
North American           2001       272,678(4)    33,450          --              82,780          4,565
Sales
                         2000       309,801       20,000          --               3,900          6,768
------------------------------------------------------------------------------------------------------------
David J. Farrell,        2002       184,500           --          --              10,000          3,193
President, EXFO
Burleigh Products        2001       184,500(5)    16,326(8)       --              40,000          4,513(8)
Group Inc.
------------------------------------------------------------------------------------------------------------
Juan--Felipe             2002       158,193           --          --              30,000           --
Gonzalez,
Vice--President,         2001       204,781(6)   129,629(9)       --              45,630           --
International Sales
                         2000       153,502       15,879          --               6,900           --
------------------------------------------------------------------------------------------------------------
Sami Yazdi,              2002       111,210(7)     5,550          --              50,000           --
President, EXFO
Protocol Inc.
------------------------------------------------------------------------------------------------------------

-----------------
(1) A portion of the bonus amounts is paid in cash in the year for which they are awarded and the balance is paid in cash in the year following the financial year for which they are awarded.
(2) Indicates the number of Subordinate Voting Shares underlying the options granted under the Stock Option Plan during the financial year indicated.
(3) Indicates the amount contributed by the Corporation during the financial year indicated to the Deferred Profit Sharing Plan or the 401K plans, as applicable, for the benefit of the Named Executive Officer. Mr. Lamonde is not eligible to participate in the Deferred Profit Sharing Plan and Mr. Gonzalez did not participate.
(4) This amount includes an amount of US$28,654 paid as a retroactive adjustment to salary for the financial year ended August 31, 2000.
(5) This amount represents Mr. Farrell's base annual salary. Since he joined the Corporation on December 20, 2000, the base salary paid to him for the financial year ended August 31, 2001 amounted to US$134,097.
(6) This amount includes an amount of US$4,935 paid as a retroactive adjustment to salary for the financial year ended August 31, 2000.
(7) This amount represents Mr. Yazdi's base annual salary. Since he joined the Corporation on November 2, 2001, the base salary paid to him for the financial year ended August 31, 2002 amounted to US$90,959.
(8) This is the amount paid or payable for the financial year ended August 31, 2001 to Mr. Farrell, as applicable, since December 20, 2000, the date that he joined the Corporation.
(9) This amount includes an amount of US$2,771 paid as a retroactive adjustment to bonus for the financial year ended August 31, 2000.

Other than its Stock Option Plan, Restricted Stock Award Plan and Stock Appreciation Rights Plan, which are described below in the "Report on Executive Compensation by the Human Resources Committee - Long-Term Incentive Compensation", the Corporation does not have any other formal long-term incentive plans. However, pursuant to the terms of his employment agreement, Mr. Juan-Felipe Gonzalez is entitled to receive a cash payment of CDN$750,000 if he has not voluntarily resigned or been dismissed with cause prior to September 2003.

SHARE PLAN

In September 1998, the Corporation adopted a share purchase plan for officers, directors and key employees, as amended in April 2000. On April 3, 2000, the Corporation adopted a new share plan which replaced the 1998 share plan and on June 29, 2000, at the time of the Corporation's initial public offering, all of the 707,264 Class "F" shares issued and fully paid under this plan were converted into Subordinate Voting Shares. No additional shares will be issued under the new share plan. The new share plan requires the Subordinate Voting Shares to be held in trust by a trustee until August 31, 2004, except for 249,977 Subordinate Voting Shares which will be released between October 21, 2003 and January 20, 2004. The new share plan provides for the earlier release of these Subordinate Voting Shares in the event the employment of a holder of Subordinate Voting Shares terminates or upon the occurrence of a change of control and establishes conditions pursuant to which the Subordinate Voting Shares of a holder under this plan are to be sold by the trustee on the public market. For example, if the employment is terminated before the end of the trust period for reasons other than death, retirement, disability or without cause, the trustee will, on instructions from the Corporation, sell the holder's Subordinate Voting Shares on the public market, reimburse the lesser of the proceeds of sale or the purchase price paid by the holder plus 8% interest annually, with the balance being paid to the Corporation. As of August 31, 2002, 654,683 Subordinate Voting Shares were being held in trust under the plan.

The following table shows the breakdown, as of August 31, 2002, of the Subordinate Voting Shares that have been allocated and released from trust to the Named Executive Officers.


-----------------------------------------------------------------------------------------------------------
                                                                SUBORDINATE        VALUE OF SUBORDINATE
                                       SUBORDINATE             VOTING SHARES           VOTING SHARES
                                          VOTING                 RELEASED          RELEASED FROM TRUST
  NAME OF EXECUTIVE OFFICERS        SHARES ALLOCATED (1)(#)    FROM TRUST (#)              (CDN$)
---------------------------------- ------------------------ --------------------- -------------------------
Germain Lamonde (2)                          --                       --                      --
-----------------------------------------------------------------------------------------------------------

Bruce Bonini                              49,324                      --                      --
-----------------------------------------------------------------------------------------------------------

David J. Farrell(3)                          --                       --                      --
-----------------------------------------------------------------------------------------------------------
Juan-Felipe Gonzalez                      51,452                      --                      --
-----------------------------------------------------------------------------------------------------------
Sami Yazdi  (3)                              --                       --                      --
-----------------------------------------------------------------------------------------------------------

----------------
(1) If the employment is terminated before the end of the trust period for reasons other than death, retirement, disability or without cause, the trustee will, on instructions from the Corporation, sell the holder's Subordinate Voting Shares on the public market, reimburse the lesser of the proceeds of sale or the purchase price paid by the holder plus 8% interest annually, with the balance being paid to the Corporation.
(2)      Mr. Lamonde does not participate in the Share Plan.
(3) Mr. Farrell joined the Corporation in December 2000 and Mr. Yazdi in November 2001, and as such, were not eligible to participate in the Share Plan.


DEFERRED PROFIT SHARING PLAN

         The Corporation maintains a deferred profit sharing plan for certain eligible Canadian resident employees. Under this plan, the Corporation may contribute an amount equal to 1% of each employee's gross salary to that employee's individual deferred profit sharing plan to the extent that such employee contributes at least 2% of his or her gross salary to his or her individual tax-deferred registered retirement savings plan. In the year ended August 31, 2002, as a cost control measure, the Corporation temporarily and indefinitely suspended its contributions under this plan commencing in June 2002. In the financial year ended August 31, 2002, the aggregate amount of contributions under the plan was US$88,000 (CDN$136,000). Mr. Germain Lamonde is not entitled to participate in this plan.

401K PLAN

The Corporation maintains a 401K plan for eligible United States resident employees of its subsidiaries. Under this plan, the Corporation may elect to contribute an amount of up to 50% of the first 6% of an employee's current compensation, subject to certain legislated maximum contribution limits. During the financial year ended August 31, 2002, the Corporation recorded contributions totaling US$317,000.

OPTION GRANTS IN LAST FINANCIAL YEAR

The aggregate number of Subordinate Voting Shares covered by options granted during the financial year ended August 31, 2002 was 896,975 (net of cancelled options due to employment terminations) at a weighted average exercise price of US$10 (CDN$15.73) per Subordinate Voting Share. At the end of financial year ended August 31, 2002, there were 2,597,574 Subordinate Voting Shares covered by options granted and outstanding pursuant to the Stock Option Plan having a weighted average exercise price of US$22. The table below shows information regarding stock option grants made to the Named Executive Officers under the Stock Option Plan during the financial year ended August 31, 2002. See "Report on Executive Compensation by the Human Resources Committee - Long-Term Incentive Compensation" for a description of the Stock Option Plan.


-----------------------------------------------------------------------------------------------------------
                                        PERCENTAGE OF                     MARKET VALUE OF
                                         NET TOTAL OF                        SECURITIES
                         SECURITIES    OPTIONS GRANTED                      UNDERLYING
                        UNDER OPTIONS  TO EMPLOYEES IN    EXERCISE OR     OPTIONS ON THE
                         GRANTED(1)     FINANCIAL YEAR   BASE PRICE (2)    DATE OF GRANT
         NAME                (#)             (%)         (US$/SECURITY)  (US$/SECURITY)(3)  EXPIRATION DATE
---------------------- --------------- ---------------- ---------------- ----------------- ----------------
Germain Lamonde            70,000            7.8%              9.13             9.01       October 10, 2011
-----------------------------------------------------------------------------------------------------------
Bruce Bonini                5,000            0.6%             12.22            12.42       January 3, 2012
                           15,000            2.3%              9.13             9.01       October 10, 2011
-----------------------------------------------------------------------------------------------------------
David J. Farrell           10,000            1.2%              9.13             9.01       October 10, 2011
-----------------------------------------------------------------------------------------------------------
Juan-Felipe Gonzalez       15,000            1.7%             12.22            12.42       January 3, 2012
                           15,000            1.7%              9.13             9.01       October 10, 2011
-----------------------------------------------------------------------------------------------------------
Sami Yazdi                 50,000            5.6%             10.86            10.68       November 2, 2011
-----------------------------------------------------------------------------------------------------------

-------------------
(1)      Underlying securities: Subordinate Voting Shares.
(2) The exercise price of options granted is determined based on the highest of the closing prices of the Subordinate Voting Shares on The Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. Options vest at a rate of 25% annually commencing on the first anniversary date of the grant.
(3) Based on the closing price on the NASDAQ National Market on the date of the grant.

AGGREGATED OPTION EXERCISES IN LAST FINANCIAL YEAR AND FINANCIAL YEAR END OPTION VALUES

The following table summarizes, for each of the Named Executive Officers, the number of stock options, if any, exercised during the financial year ended August 31, 2002, the aggregate value realized upon exercise and the total number of unexercised options, if any, held at August 31, 2002. Value realized upon exercise is the difference between the market value of the underlying Subordinate Voting Shares on the exercise date and the exercise or base price of the option. The value of unexercised in-the-money options at financial year-end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Shares on August 31, 2002, which was US$2.13 per share. These values, unlike the amounts set forth in the column "Aggregate Value Realized," have not been, and may never be, realized. The underlying options have not been, and may never be exercised, and actual gains, if any, on exercise will depend on the value of the Subordinate Voting Shares on the date of exercise. There can be no assurance that these values will be realized. Unexercisable options are those that have been held for less than the time required for vesting. See "Report on Executive Compensation by the Human Resources Committee - Long-Term Incentive Compensation."


------------------------------------------------------------------------------------------------------------
                                                                                  VALUE OF UNEXERCISED
                                                    UNEXERCISED OPTIONS         "IN-THE-MONEY" OPTIONS AT
                                    AGGREGATE        AT AUGUST 31, 2002            AUGUST 31, 2002 (1)
                        SECURITIES    VALUE    ------------------------------ ------------------------------
                       ACQUIRED ON  REALIZED     EXERCISABLE   UNEXERCISABLE   EXERCISABLE  UNEXERCISABLE(2)
         NAME          EXERCISE (#)   (US$)          (#)            (#)           (US$)          (US$)
---------------------- ------------ ---------- --------------- -------------- ------------- ----------------
Germain Lamonde             --           --          13,971        86,511           --           --
------------------------------------------------------------------------------------------------------------
Bruce Bonini                --           --          22,645        84,035           --           --
------------------------------------------------------------------------------------------------------------
David J. Farrell            --           --          10,000        40,000           --           --
------------------------------------------------------------------------------------------------------------
Juan-Felipe Gonzalez        --           --          14,857        67,673           --           --
------------------------------------------------------------------------------------------------------------
Sami Yazdi                  --           --              --        50,000           --           --
------------------------------------------------------------------------------------------------------------

--------------------
(1) "In-the-money" options are options for which the market value of the underlying securities is higher than the price at which such securities may be bought from the Corporation.
(2) The value of unexercised "in-the-money" options is calculated using the highest of the closing prices of the Subordinate Voting Shares on The Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2002 using the noon buying rate of the Federal Reserve Bank of New York to convert the NASDAQ National Market closing price to Canadian dollars, as required, less the exercise price of "in-the-money" options.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Corporation has an employment agreement with Germain Lamonde. The agreement provides for Mr. Lamonde's employment as President and Chief Executive Officer at a base salary applicable from September 1, 2001 to August 31, 2002 of CDN$275,000 (approximately US$174,758) per year. In addition, an annual bonus of CDN$137,500 (approximately US$87,429) will be payable if the Corporation's performance-based objectives are met. If the Corporation's performance objectives are not met or are exceeded, such bonus will be lesser or greater in a proportional amount, as applicable. The agreement is for an indeterminate period and the salary is reviewed annually. In the event of the termination of Mr. Lamonde's employment without cause, Mr. Lamonde will be entitled to severance payments (in no case exceeding 24 months of remuneration) and the vesting of all stock options. In addition, in the event that Mr. Lamonde's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital or if Mr. Lamonde voluntarily resigns, he will be entitled to the vesting of all stock options.

The Corporation also has employment agreements with Mr. Bruce Bonini and Mr. Juan-Felipe Gonzalez, and its subsidiaries, EXFO Burleigh Products Group Inc. (formerly Burleigh Instruments, Inc.) and EXFO Protocol Inc., have employment agreements with Mr. David J. Farrell and Mr. Sami Yazdi respectively.

The agreement with Mr. Bonini provides for Mr. Bonini's employment as Vice-President, North American Sales at a base salary of US$145,000, plus commissions of US$145,000 if sales objectives are met, for the period from September 1, 2001 to August 31, 2002. If sales objectives are not attained or are exceeded, commissions will vary accordingly. The agreement is for an indeterminate period and salary is reviewed annually. In addition, bonuses totaling US$16,000 will be payable if various performance-based objectives are met. If performance objectives are exceeded, such bonus will be greater in a proportional amount. In the event Mr. Bonini's employment terminates for any reason whatsoever and he is unable to accept new employment due to his non-competition obligations to the Corporation, Mr. Bonini may receive compensation for a period of 18 months following the date of termination in amounts varying from 5% to 125% of his base monthly salary at the time of termination depending on the cause of the termination.

The agreement between EXFO Burleigh Products Group Inc. ("Burleigh") and Mr. Farrell provides for Mr. Farrell's employment as President of Burleigh at an annual base salary of US$184,500. The agreement is for an indeterminate period and salary is reviewed annually. In the event of termination of Mr. Farrell's employment other than for cause, Mr. Farrell will be entitled to severance payments equivalent to 6 months of remuneration. In the event of Mr. Farrell's termination due to a merger or acquisition by a third party of substantially all of Burleigh's assets or of the majority of its share capital, Mr. Farrell shall be entitled to severance benefits ranging from 6 to 12 months of remuneration, based on his length of service with Burleigh since such merger or acquisition.

The agreement with Mr. Gonzalez provides for Mr. Gonzalez's employment as Vice-President International Sales at a base salary of US$120,753, plus commissions on sales of US$74,952, for the period from September 1, 2001 to August 31, 2002. If sales objectives are not attained or are exceeded, commissions will vary accordingly. The agreement is for an indeterminate period and salary is reviewed annually. In addition, bonuses totaling US$32,000 will be payable if various performance-based objectives are met. If performance objectives are exceeded, such bonus will be greater in a proportional amount. In addition Mr. Gonzalez shall be paid a bonus of CDN$750,000 if he has not voluntarily resigned or been dismissed with cause prior to September 2003. In the event Mr. Gonzalez's employment terminates for any reason whatsoever and he is unable to accept new employment due to his non-competition obligations to the Corporation, Mr. Gonzalez may receive compensation for a period of 18 months following the date of termination in amounts varying from 5% to 50% of his base monthly salary at the time of termination depending on the cause of the termination.

The agreement between EXFO Protocol Inc. ("EXFO Protocol") and Mr. Yazdi provides for Mr. Yazdi's employment as President of EXFO Protocol at an annual base salary of CDN$175,000 (US$111,210). In addition, an annual bonus of CDN$43,750 (US$27,818) will be payable if performance-based objectives are met. If such performance objectives are not met or are exceeded, such bonus will be lesser or greater in a proportional amount, as applicable. The agreement is for an indeterminate period and salary is reviewed annually. In the event of termination of Mr. Yazdi's employment other than for cause, Mr. Yazdi will be entitled to severance payments equivalent to 6 months of remuneration.

REPORT ON EXECUTIVE COMPENSATION BY THE HUMAN RESOURCES COMMITTEE

MEMBERS OF THE HUMAN RESOURCES COMMITTEE

During the financial year ended August 31, 2002, the Human Resources Committee was composed of Michael Unger, as Chairman, Pierre Marcouiller and David A. Thompson, none of whom were officers or employees, or former officers or employees, of the Corporation or its subsidiaries.

HUMAN RESOURCES COMMITTEE MANDATE

The Human Resources Committee is a committee of the Board of Directors. It is responsible for assessing the performance and establishing the annual compensation of all the Corporation's executive officers, including the President and Chief Executive Officer. This Committee also reviews and submits to the Board the salary structure and the short-term and long-term incentive compensation programs for all employees of the Corporation. Though the Committee is responsible for the review and approval of the employees that will receive options to purchase shares of the Corporation, in accordance with policies established by the Board and the terms of the Stock Option Plan, these functions have been shared by the Board of Directors and the Human Resources Committee during the period from September 1, 2001 to August 31, 2002. The remuneration to be paid by the Corporation to its Directors is recommended to the Board by the Human Resources Committee.

Since September 1, 2001, the Human Resources Committee held six meetings prior to November 15, 2002.

COMPENSATION OF CHIEF EXECUTIVE OFFICER

In establishing Mr. Lamonde's salary for the year ending August 31, 2001, the Corporation relied on a study completed by an independent consulting firm. Such study indicated average salaries and bonuses, median salaries and bonuses and maximum salaries and bonuses paid to chief executive officers by Canadian and American computer hardware and software companies as well as by a specific group of companies active in the fiber optics industry identified by the Corporation that it considers to be the best available comparisons. It was decided that Mr. Lamonde's salary and bonus reflected the median of Canadian computer hardware and software companies and of the specific group of companies in fiber optics identified by the Corporation. In the financial year ended August 31, 2002, in accordance with the Corporation's cost reduction efforts, all salaries, including that of Mr. Lamonde, were frozen.

In the financial year ended August 31, 2002, the bonus portion of Mr. Lamonde's salary was tied to the financial and strategic objectives of the Corporation based on the following factors: sales, earnings and customer satisfaction (quality and production). Mr. Lamonde's bonus is payable in the same proportion at which the Corporation attains such objectives. When the objectives are exceeded, the bonus is higher; when objectives are not met, the bonus is lower.

SHORT-TERM INCENTIVE COMPENSATION

The short-term incentive plan offers bonuses tied to the Corporation's financial performance and the achievement of strategic corporate and business unit objectives established on a yearly basis.

In the case of the Named Executive Officers eligible for incentive bonuses in the year ended August 31, 2002, such bonuses constituted a certain percentage of base salary which is tied to the achievement of the financial and strategic objectives of the Corporation based on the following factors: sales, earnings and customer satisfaction (quality and production). When such objectives are exceeded, bonuses are higher; when objectives are not met, the incentive bonuses are lower.

LONG-TERM INCENTIVE COMPENSATION

STOCK OPTION PLAN

The principal component of the long-term incentive compensation offered by the Corporation is made up of the Stock Option Plan for directors, officers and employees of the Corporation and its subsidiaries and persons or companies providing ongoing management or consulting services ("consultants") to the Corporation and its subsidiaries.

Introduced in May 2000, the Stock Option Plan is designed to motivate directors, officers, employees and consultants to share interest with the Corporation's shareholders over the long-term. It is subject to Human Resources Committee review to ensure maintenance of its market competitiveness. The Board has full and complete authority to interpret the Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which the securities of the Corporation are then traded and with all relevant securities legislation.

The Stock Option Plan provides for the issuance of options to directors, officers, employees and consultants to purchase Subordinate Voting Shares. The Board of Directors designates the recipients of options and determines the number of Subordinate Voting Shares covered by each option, the date of vesting, the expiry date and any other conditions relating to these options, in each case in accordance with the applicable legislation of the securities regulatory authorities. During the financial year ended August 31, 2002, the Corporation maintained a policy of granting a fixed number of options to all of its new employees, and to employees of subsidiaries, such number being determined in relation to employment categories. Additional options are granted pursuant to promotions. In addition, further options may be granted based on merit.

The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all relevant securities legislation. In any event, the price at which the Subordinate Voting Shares may be purchased may not be lower than the highest of the closing prices of the Subordinate Voting Shares on The Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Any option issued is non-transferable.

The maximum number of Subordinate Voting Shares that are issuable under the Plan shall not exceed 4,470,961 Subordinate Voting Shares, which represents 7% of the Corporation's issued and outstanding share capital as of November 15, 2002. The maximum number of Subordinate

Voting Shares that may be granted to any one individual shall not exceed 5% of the number of outstanding Subordinate Voting Shares.

Except for certain options granted to Directors of the Corporation, options vest on a cumulative basis at a rate of 25% annually commencing on the first anniversary date of their grant and may be exercised in whole or in part once vested. All of the options that are granted under the Plan must be exercised within a maximum period of 10 years following the date of their grant or they will be forfeited. Some options granted to Directors vest on the first anniversary date of their grant and may be exercised in whole or in part once vested.

Any option granted pursuant to the Stock Option Plan will lapse (i) immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries (or within 30 days if the holder is dismissed without cause), and (ii) 30 days after a Director ceases to be a member of the Board of Directors of the Corporation or one of its subsidiaries. In the event of retirement or disability, any option held by an employee lapses 30 days after the date of any such disability or retirement. In the event of death, any option held by the optionee lapses 6 months after the date of death.

The following table summarizes information about stock options granted to the members of the Board of Directors, and to Management and corporate officers of the Corporation and its subsidiaries as at August 31, 2002:

--------------------------------------------------------------------------------------------------------------
                                                                                          WEIGHTED AVERAGE
                                                   NUMBER OF      % OF ISSUED AND          EXERCISE PRICE
                                                    OPTIONS      OUTSTANDING OPTIONS       ($US/SECURITY)
----------------------------------------------- --------------- ---------------------- -----------------------
President and CEO (one individual)                 100,482              3.87%                   14.06
--------------------------------------------------------------------------------------------------------------
Board of Directors (four individuals)               80,838              3.11%                   10.95
--------------------------------------------------------------------------------------------------------------
Management and corporate officers (ten             429,155             16.52%                   21.82
individuals)
--------------------------------------------------------------------------------------------------------------

RESTRICTED STOCK AWARD PLAN

The EXFO Electrical-Optical Engineering Restricted Stock Award Plan (the "RSAP") was established to provide a means through which employees of Burleigh can be granted awards of restricted shares ("Restricted Shares") of Subordinate Voting Shares to promote retention and foster identity of interest between stockholders and employees of Burleigh.

The effective date of the RSAP is December 20, 2000. The expiration date of the RSAP is the business day next following the final grant of Restricted Shares under the RSAP, which was December 20, 2000. However, the administration of the RSAP shall continue until all awards of Restricted Shares have been forfeited or settled. The aggregate number of shares subject to the RSAP is 360,000. Stock awards granted under the RSAP vest over a 4 year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. The Human Resources Committee administers the RSAP.

Awards of Restricted Shares are subject to forfeiture and restrictions on transfer until the Restricted Shares become vested at which point a stock certificate will be issued to a participant with respect to the number of vested shares, which are then freely transferable. Restricted Shares become vested, subject to a participant's continued employment with the Corporation or its affiliates, on each of the first four anniversaries of the date of grant of an award of Restricted Shares.

Upon a participant's termination of employment with the Corporation or any of its affiliates due to the participant's death, disability or retirement on or after age 60, the participant's award of restricted shares becomes fully vested and is no longer subject to forfeiture. However, the transfer restrictions remain in place until the occurrence of the vesting dates originally contemplated by the award.

Upon the voluntary resignation of a participant, the termination of a participant's employment for cause, the termination of a participant who is not designated a member of Burleigh's "Management Team" without cause prior to a change in control of the Corporation or a termination without cause of a participant who is designated a member of Burleigh's Management Team that is initiated by Burleigh prior to a change in control of the Corporation, the unvested portion of the participant's award of Restricted Shares will be forfeited. However the RSAP provides discretion to the Human Resources Committee in the application of the forfeiture provisions where a change in circumstances renders such action appropriate. During the financial year ended August 31, 2002, the Corporation was required to lay off forty-two (42) participants as a result of restructuring due to a sharp downturn in the Corporation's market. At that time, the Human Resources Committee decided that the awards of RSAP participants affected by the lay-offs would not be subject to forfeiture, though the transfer restrictions would remain in place until the occurrence of the vesting dates originally contemplated by the award.

Upon the termination without cause of a participant who is designated a member of Burleigh's Management Team that is initiated by the Corporation or a termination of a participant's employment without cause following a change in control of the Corporation, a participant's award of Restricted Stock will become fully vested and all restrictions will lapse.

In the event of a change in control, the committee administering the RSAP may in its discretion remove restrictions on Restricted Shares or provide for the cancellation of awards in exchange for payment in respect of the Restricted Shares subject to an award.

STOCK APPRECIATION RIGHTS PLAN

On August 4, 2001, the Corporation established a Stock Appreciation Rights Plan ("SAR Plan") for the benefit of certain employees residing in countries where the granting of options under the Stock Option Plan is not feasible in the opinion of the Corporation. The Board has full and complete authority to interpret the SAR Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the SAR Plan.

Under the SAR Plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the Subordinate Voting Shares on the date of exercise and the exercise price determined on the date of grant. No Subordinate Voting Shares are issuable under the SAR Plan.

The Board of Directors has delegated to Management the task of designating the recipients of stock appreciation rights, the date of vesting, the expiry date and other conditions. Under the terms of the SAR Plan, the exercise price of the stock appreciation rights may not be lower than the highest of the closing prices of the Subordinate Voting Shares on The Toronto Stock Exchange and on the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Stock appreciation rights are non-transferable.

The stock appreciation rights vest over a four-year period, with 25% vesting annually commencing on the first anniversary date of the date of grant. Once vested, stock appreciation rights may be exercised between the second and the fifteenth business day following each release of the Corporation's quarterly financial results. All of the stock appreciation rights that are granted under the SAR Plan may be exercised within a maximum period of 10 years following the date of their grant. Any stock appreciation rights granted under the SAR Plan will lapse immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with the Corporation or one of its subsidiaries (or within 30 days if the holder is dismissed without cause). In the event of retirement or disability, any stock appreciation right held by an employee lapses 30 days after the date of any such disability or retirement. In the event of death, any stock appreciation right lapses 6 months after the date of death.

COMPENSATION PLAN CONTROL AND REVIEW

As a general practice, the Corporation's relative position in terms of compensation levels is determined annually through studies performed by independent consulting firms using a selected reference market of comparable companies. In addition, internal pay equity studies are a key factor to complete the compensation review process and indicate where necessary adjustments may be required. However, during the fiscal year ended August 31, 2002, salaries were frozen in accordance with the Corporation's cost reduction efforts and these general practices were temporarily suspended.

CONCLUSION

By way of application of the Corporation's executive compensation policy, an important part of executive compensation is linked to corporate performance and particularly to stock performance and long-term improvement. The Human Resources Committee continuously reviews executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation's objectives, values and business strategies.

Depending on specific circumstances, the Committee may also recommend employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.



By the Human Resources Committee:

Michael Unger, Chairman
Pierre Marcouiller
David A. Thompson

PERFORMANCE GRAPH

The performance graph presented below compares the cumulative total shareholder return of a $100 investment in the Subordinate Voting Shares and the cumulative total return of the TSX 300 Stock Index for the period commencing June 30, 2000, the date EXFO'S Subordinate Voting Shares commenced trading, and ending August 29, 2002.



                       THE CORPORATION'S STOCK PERFORMANCE
                       (JUNE 30, 2000 TO AUGUST 29, 2002)



                               [GRAPHIC OMITTED]



                                                         EXFO
                                                         REAL
     DATE              EXFO            TSX-300          CLOSE
---------       -----------        -----------          -----
29-Jun-00               100                100          38.55
31-Jul-00       202.9831388         102.920884          78.25
29-Aug-00       231.5175097        110.0628228          89.25
29-Sep-00       171.2062257        102.6401002             66
30-Oct-00       140.8560311         91.5149669           54.3
29-Nov-00       81.71206226        87.24277963           31.5
29-Dec-00       101.1673152        88.35622264             39
29-Jan-01        184.306096          92.001171          71.05
28-Feb-01       111.5434501        79.90046464             43
29-Mar-01       95.40856031        73.63064708          36.78
30-Apr-01       133.8521401        78.59406309           51.6
29-May-01       111.8028534        81.61434401           43.1
29-Jun-01       67.44487678        76.51434381             26
30-Jul-01       59.66277562        75.57447448             23
29-Aug-01        50.4539559        74.12080728          19.45
28-Sep-01       37.25032425        67.63498692          14.36
29-Oct-01        45.0843061        68.20644487          17.38
29-Nov-01       53.04798962        73.19260843          20.45
28-Dec-01       50.71335927          75.907281          19.55
29-Jan-02       42.15304799        74.84081662          16.25
28-Feb-02       23.39818418        75.53669377           9.02
28-Mar-02       25.83657588        77.65290803           9.96
29-Apr-02       18.28793774        74.99223616           7.05
29-May-02       11.75097276        75.28360258           4.53
28-Jun-02       8.871595331        70.67178454           3.42
29-Jul-02        8.04150454        64.11910616            3.1
29-Aug-02       8.793774319        65.17637262           3.39

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As at November 15, 2002, the Corporation had guaranteed loans made to employees, directors, officers and senior officers by another entity in an amount totaling US$136,253 for the purchase by such persons of Subordinate Voting Shares in the share capital of the Corporation pursuant to the Share Plan. The following table indicates outstanding guarantees that were provided by the Corporation to directors, executive officers and senior officers of the Corporation for loans used by such persons to acquire shares in the Corporation's share capital pursuant to the Share Plan. All such guarantees were made by the Corporation in the financial year ended August 31, 2000.

---------------------------------------------------------------------------------------------------------
                                             LARGEST AMOUNT     FINANCIALLY ASSISTED
                          INVOLVEMENT OF   OUTSTANDING DURING   SECURITIES PURCHASES
    NAME AND PRINCIPAL         THE           FINANCIAL 2002     DURING FINANCIAL 2002    SECURITY FOR
        OCCUPATION         CORPORATION           ($US)                  (#)              INDEBTEDNESS
------------------------- --------------- --------------------- --------------------- -------------------
Pierre Plamondon,         Guarantor              20,267                  --           Guarantee by the
Vice-President, Finance                                                               Corporation
and Chief Financial
Officer
---------------------------------------------------------------------------------------------------------


DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains insurance protection against liability incurred by its officers and directors as well as those of its subsidiaries in the performance of their duties. The entire premium, amounting to approximately US$434,000 from June 30, 2000 to June 30, 2003, is paid by the Corporation. The aggregate limit of liability in respect of any and all claims is US$20 million per year. The policy provides for the indemnification of directors and officers in the case of claims for which the Corporation has not indemnified or is not permitted by law to indemnify them, and for the reimbursement of the Corporation, subject to a deductible of US$250,000 for claims brought and maintained in the United States and US$100,000 for claims brought and maintained elsewhere than in the United States in the case of claims for which it has indemnified or was permitted to indemnify the directors or officers involved.


REPORT ON CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange requires that issuers listed on The Toronto Stock Exchange provide annual disclosure on their corporate governance practices through a Statement of Corporate Governance Practices. The Corporation's disclosure of its corporate governance practices is set out in matrix form and attached to this Management Proxy Circular as Schedule C.

ADDITIONAL INFORMATION

The Corporation shall provide to any person or company, upon request to the Secretary of the Corporation, at 465 Godin Avenue, Vanier, Quebec, Canada, G1M 3G7.

(a) one copy of the Form 20-F of the Corporation filed with the Securities and Exchange Commission (the "SEC") in the United States pursuant to the SECURITIES EXCHANGE ACT OF 1934, and with securities commissions or similar authorities;

(b) one copy of the comparative financial statements of the Corporation for its most recently completed financial year and the Auditors report thereon, included in the Annual Report of the Corporation, and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year;

(c)   one copy of this Management Proxy Circular.


DIRECTORS' APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the Directors of the Corporation.

DATED at Vanier, Quebec, Canada, this 15th day of November, 2002.



/s/ Kimberley Okell
-------------------------------------
Kimberley Okell
Corporate Secretary

EXFO ELECTRO-OPTICAL ENGINEERING INC.
465 Godin Avenue
Vanier, Quebec, Canada, G1M 3G7

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.


                                   SCHEDULE A

                              AMENDMENT TO ARTICLES


RESOLVED, as a special resolution:

1. THAT the Corporation be and it is hereby authorized and directed to apply for a Certificate of Amendment under Section 173 of the CANADA BUSINESS CORPORATIONS ACT to amend its Articles in order to provide for the possibility of holding annual meetings of shareholders of the Corporation at places outside Canada;

2. THAT the Articles of the Corporation be amended by inserting the following immediately after the last paragraph of item 7 "OTHER PROVISIONS" thereof:

         "The annual meeting of shareholders of the Corporation (whether or not also held as a special meeting) may be held outside Canada, in the following places:

         a) the greater metropolitan area of any following cities in the United States of America: Boston (Massachusetts), Chicago (Illinois), Dallas (Texas), Denver (Colorado), Detroit (Michigan), Houston (Texas), Los Angeles (California), Miami (Florida), New York (New York), Philadelphia (Pennsylvania), San Francisco (California), Seattle (Washington), Washington (District of Columbia);

         b) to the extent permitted by the CANADA BUSINESS CORPORATIONS ACT, any other city outside Canada designated from time to time by the Board of Directors of the Corporation in connection with the then next annual meeting of shareholders".

3. THAT the directors of the Corporation be authorized to revoke this special resolution before it is acted on without further approval of the shareholders of the Corporation; and

4. THAT any officer of the Corporation be and each of them is hereby authorized, for and on behalf and in the name of the Corporation, to sign and deliver all documents, and to take such action as such person may consider to be necessary, desirable or useful to carry out the intent and purpose of this resolution.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.


                                   SCHEDULE B

              CONFIRMATION OF AMENDMENTS TO GENERAL CODE OF BY-LAWS


RESOLVED, as an ordinary resolution, that the following amendments, approved by the Board of Directors to the General Code of By-Laws, adding section 5, replacing and renumbering sections 1, 5, 6, 16, 22, 23, 30, 34, 36, 40, 45, 53,
59, 69 and 76, and the first paragraph only of section 6, be hereby confirmed:

1. REGISTERED OFFICE. The Registered Office of the Corporation is situated in the province or territory within Canada specified in its Articles from time to time and at such address therein as the Board may from time to time determine.

5. MEETINGS HELD BY ELECTRONIC MEANS. Any person entitled to attend a meeting of shareholders may vote and otherwise participate in the meeting by means of a telephonic, electronic or other communication facility made available by the Corporation that permits all participants to communicate adequately with each other during the meeting. A person participating in a meeting of shareholders by such means is deemed to be present at the meeting.

         Directors who call (but not shareholders who requisition) a meeting of shareholders may determine that:

         (a) the meeting shall be held, in accordance with the regulations, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting; and

         (b) any vote shall be held, in accordance with the regulations, entirely by means of a telephone, electronic or other communication facility that the Corporation made available for that purpose.

         Any vote at a meeting of shareholders may be carried out by means of a telephonic, electronic or other communication facility, if the facility:

         (x) enables the votes to be gathered in a manner that permits their subsequent verification; and

         (y) permits the tallied votes to be presented to the Corporation without it being possible for the Corporation to identify how each shareholder or group of shareholders voted.

6. PLACE OF MEETINGS. Meetings of the shareholders shall be held in Canada at the registered office of the Corporation or at any other place that may be fixed by the Board of Directors. Meetings of the shareholders may be held outside Canada if all shareholders entitled to vote thereat so agree or if the Articles specify a place outside Canada where a meeting of shareholders may be held. A shareholder who attends a meeting being held outside Canada is deemed to have so agreed, unless he is present for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

7. NOTICE OF MEETINGS. Notice of each annual meeting and of each special meeting of the shareholders shall be delivered to the shareholders entitled to vote thereat, the directors and the Auditor or, at the discretion of the person charged with the giving of such notice, mailed by ordinary mail, transmitted by facsimile or sent by electronic mail to the addressees at their respective addresses entered in the books of the Corporation, no less than twenty-one (21) days and no more than sixty (60) days prior to the date fixed for the meeting. If the address of the addressee is not entered in the books of the Corporation, the notice may be sent as aforesaid to the address that the person sending the notice considers to be most likely to reach such addressee promptly. Any irregularity in the notice of meeting or giving thereof, including the accidental omission to send such notice or failure to receive on the part of the shareholder, shall in no way affect the validity of proceedings of the meeting in question.

17. VOICE VOTE. If the Chairman of a meeting so orders, or any proxyholder representing at least ten per cent (10%) of the votes attaching to outstanding voting shares so requests (such requests may be withdrawn), and if a vote by secret ballot has not been requested, votes shall be taken by voice vote. In such a case, an entry in the minutes of a meeting of shareholders to the effect that the Chairman declared a resolution to be carried or defeated is, in the absence of proof to the contrary, proof of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

23. NUMBER. The Board of Directors shall be composed of a fixed number of directors indicated in the Corporation's Articles. If the Articles provide for a minimum and maximum number of directors, the Board of Directors shall be composed of such fixed number of directors but not less than three (3), as shall be established by resolution passed by the Board of Directors or, failing this, as the shareholders choose to elect within such limits.

24. QUALIFICATION. No person shall be qualified for election as a director if he is less than eighteen (18) years of age; if he is of legal age and has been placed under tutorship or curatorship; if he has been declared of unsound mind by a court in Canada or elsewhere; if he has the status of an undischarged bankrupt; or if a court has prohibited him from holding the office of director. Unless otherwise set out in the Articles of the Corporation, a director need not be a shareholder. Subject to subsection 105(3.1) of the Act, at least 25% of the directors shall be Resident Canadians. However, if the Corporation has less than four (4) directors, at least one (1) must be a Resident Canadian. At least three (3) of the directors shall not be officers or employees of the Corporation or its subsidiaries. A retiring director, if otherwise qualified, shall be eligible for re-election.

31. GENERAL POWERS OF THE DIRECTORS. The directors of the Corporation shall manage or supervise the management of the business and affairs of the Corporation and may make or cause to be made any contract which it may lawfully enter into. The directors shall be invested with all such powers and authority as the Corporation by statute or its Articles is authorized to exercise and do. The directors shall always act by resolution.

35. CONTRACTS AND TRANSACTIONS WITH THE CORPORATION. A director or an officer may, even in performing his duties, enter into material contracts or transactions with the Corporation, or be a director, an officer or a holder of a material interest in a body corporate that is a party to such contract or transaction. He shall then, in accordance with the Act, disclose in writing to the Corporation or request to have entered in the minutes of meetings of directors the nature and extent of his interest in such material contract or transaction or proposed material contract or transaction, even if such contract or transaction, within the scope of the normal business activity of the Corporation, does not require the approval of either the directors or the shareholders. Such director shall not vote on any resolution to approve the same except as provided by the Act.

         At the request of the President or any director, the interested director shall leave the meeting while the Board of Directors discusses and votes on the contract or transaction or proposed contract or transaction concerned.

         For the purposes of this by-law, a general notice that the director or officer is a director, an officer or a holder of a material interest in a body corporate and is to be regarded as interested in any contract or transaction or proposed contract or transaction made with that body corporate, is a sufficient declaration of interest.

         Neither the Corporation nor any of its shareholders may contest the validity of a contract or transaction entered into with a director or an officer of the Corporation, or with a body corporate in which such director or officer is a director, an officer or a holder of a material interest, for such sole reason, provided such director or officer has disclosed his interest as aforementioned, the Board of Directors or the shareholders of the Corporation have approved the contract or the transaction, and the contract or transaction was, at that time, equitable for the Corporation.

37. MEETINGS BY TELEPHONE OR ELECTRONIC FACILITIES. Directors may, if all are in agreement, participate in a meeting of the Board of Directors or of a committee of the Board of Directors by means of such telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given in respect to all meetings of the Board of Directors and of committees of the Board of Directors.

41. VOTING. Each director shall be entitled to one vote, and all matters shall be decided by the majority of votes cast. Unless a ballot is demanded, an entry in the minutes of a meeting to the effect that a resolution was carried or defended is, in the absence of evidence to the contrary, proof of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution. Voting by proxy shall not be permitted, and the Chairman of the meeting shall have no casting vote in the case of an equality of votes. If the vote is taken by ballot, the meeting Secretary shall act as Scrutineer and count the ballots. The fact of having voted by ballot shall not deprive a director of the right to express his dissent in respect of the resolution concerned and to cause such dissent to be entered.

46. VICE-PRESIDENT. In the event of the absence, inability or failure of the President to act, any Vice-President(s) appointed by the Board of Directors shall assume the powers and perform the duties of the President. The Vice-President shall exercise such powers and authority and perform such duties prescribed by the Board of Directors or by the President.

54. ELECTION. The Board of Directors may appoint from among their number a committee of the Board of Directors, designated "Executive Committee".

60. PARTICIPATION BY TELEPHONE OR ELECTRONIC FACILITIES AND SIGNED RESOLUTIONS. Sections 37 and 42 shall apply, MUTATIS MUTANDIS, to meetings of the Executive Committee.

69. INDEMNITY. Subject to the limitations provided by the Act, the Corporation shall indemnify any director or officer of the Corporation, former director or officer of the Corporation or person who acts or acted at the Corporation's request as a director or officer (or an individual acting in a similar capacity) of another entity, and his heirs and legal representatives, against all costs, charges and expenses, including, without limitation, an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, provided:

         (a) he acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which he acted as a director or officer or in a similar capacity at the Corporation's request; and

         (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds to believe that his conduct was lawful.

                  The Corporation shall advance monies to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in this section 69. Such person shall repay the monies if he is not entitled to indemnification as set forth in this section 69.

76. RECORD DATE AND CLOSING OF BOOKS. Subject to the provisions of the Act with respect to notification, the directors may fix in advance, by resolution, a date preceding by not less than 21 days and more than 60 days the date for payment of a dividend or the date for the allotment of rights or the date when any change or conversion or exchange of shares of the capital stock of the Corporation shall go into effect as the record date for the determination of the shareholders entitled to receive payment of such dividend, the allotment of such rights or the exercise of such rights in respect of such change, conversion or exchange of the capital stock of the Corporation with the effect that only the shareholders of record on the date so fixed by the Board of Directors shall be entitled to receive payment of such dividend or allotment of rights or to exercise such rights, as the case may be, notwithstanding a transfer of any shares on the books of the Corporation after such record date. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of such dividend, the allotment of such rights or the exercise of such rights in respect of such change, conversion or exchange of the capital stock of the Corporation shall be at the close of business on the day on which the resolution relating thereto is passed by the Board of Directors.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.


                                   SCHEDULE C


--------------------------------------------------------------------------------
TSX CORPORATE GOVERNANCE GUIDELINES                COMMENTS
--------------------------------------------------------------------------------
1.        Board should explicitly assume
          responsibility for stewardship of
          the Corporation specifically for:
--------------------------------------------------------------------------------
    (a)   Adoption of a strategic planning         The Board participates in the
          process                                  strategic planning process as
                                                   the acceptor/adopter of
                                                   strategic plans developed and
                                                   proposed by management
                                                   annually. In addition, as
                                                   strategic planning matters
                                                   arise during the year they
                                                   are discussed at Board
                                                   meetings.
--------------------------------------------------------------------------------
    (b)   Identification of principal risks        The Board identifies the
          and implementing risk                    Corporation's principal risks
          management systems                       and manages these risks
                                                   through regular appraisal of
                                                   management's practices on an
                                                   ongoing basis.
--------------------------------------------------------------------------------
    (c)   Succession planning and                  The Human Resources Committee
          monitoring senior management             is responsible for the
                                                   elaboration and
                                                   implementation of a
                                                   succession planning process
                                                   and during the financial year
                                                   ended August 31, 2002, a
                                                   succession plan was
                                                   elaborated. In addition, the
                                                   Human Resources Committee is
                                                   responsible for monitoring
                                                   the performance of the Chief
                                                   Executive Officer and that of
                                                   all other senior officers.
--------------------------------------------------------------------------------
    (d)   Communications policy                    The Corporation has an
                                                   Investor Relations Manager
                                                   that is responsible for
                                                   facilitating the
                                                   communications between
                                                   Management and the
                                                   Corporation's current and
                                                   potential shareholders and
                                                   financial analysts. The Board
                                                   adopted and implemented
                                                   Disclosure Guidelines to
                                                   ensure consistency in the
                                                   manner that communications
                                                   with shareholders and the
                                                   public are managed. The Audit
                                                   Committee reviews press
                                                   releases containing the
                                                   quarterly results of the
                                                   Corporation prior to release.
                                                   In addition, all press
                                                   releases of the Corporation
                                                   are reviewed by the President
                                                   and Chief Executive Officer
                                                   and internal legal counsel.
                                                   The Disclosure Guidelines
                                                   have been established in
                                                   accordance with the relevant
                                                   disclosure requirements under
                                                   applicable Canadian and
                                                   United States securities
                                                   laws.
--------------------------------------------------------------------------------
    (e)   Integrity of internal control and        The Audit Committee has the
          management information systems           responsibility to review the
                                                   Corporation's systems of
                                                   internal controls regarding
                                                   finance, accounting, legal
                                                   compliance and ethical
                                                   behaviour. The Audit
                                                   Committee meets with the
                                                   Corporation's external
                                                   auditors on a quarterly
                                                   basis.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TSX CORPORATE GOVERNANCE GUIDELINES                COMMENTS
--------------------------------------------------------------------------------
2.        Majority of Directors should be          The Board presently consists
          "unrelated" (independent of              of five Directors, four of
          management and free from                 which are unrelated Directors
          conflicting interest)                    within the meaning of the
                                                   Guidelines. The Chairman of
                                                   the Board, Mr. Germain
                                                   Lamonde is a significant
                                                   shareholder in the
                                                   Corporation as he has the
                                                   ability to exercise a
                                                   majority of the votes for the
                                                   election of the Board of
                                                   Directors. The Board believes
                                                   that the current majority of
                                                   unrelated Directors provides
                                                   appropriate independent
                                                   representation for the public
                                                   shareholders of the
                                                   Corporation.
--------------------------------------------------------------------------------
3.        Disclosure for each Director             Mr. Germain Lamonde - Related
          whether he or she is related, and        - is President and Chief
          how that conclusion was reached          Executive Officer of the
                                                   Corporation.

                                                   For the remainder of the
                                                   proposed Directors, none
                                                   of them or their
                                                   associates have any
                                                   interest or any business
                                                   or other relationship
                                                   which could, or could
                                                   reasonably be perceived
                                                   to, materially interfere
                                                   with the Director's
                                                   ability to act with a
                                                   view to the best
                                                   interests of the
                                                   Corporation, other than
                                                   interests arising from
                                                   shareholding.

                                                   Mr. Pierre Marcouiller -
                                                       Unrelated

                                                   Mr. Andre Tremblay -
                                                       Unrelated

                                                   Dr. David A. Thompson -
                                                       Unrelated

                                                   Mr. Michael Unger -
                                                       Unrelated
--------------------------------------------------------------------------------
4.  (a)   Appoint a committee responsible          At the present time, the
          for appointment/assessment of            Corporation has no formal
                                                   procedures in place for
                                                   recruiting new Directors.
                                                   While Directors there is no
                                                   formal process for assessing
                                                   Directors on an ongoing
                                                   basis, the Directors feel
                                                   free to discuss specific
                                                   situations from time to time
                                                   among themselves and/or with
                                                   the Chairman of the Board.
--------------------------------------------------------------------------------
    (b)   Composed exclusively of non-management
          directors, the majority of whom
          are unrelated
--------------------------------------------------------------------------------
5.        Implement a process for assessing        The Human Resources Committee
          the effectiveness of the Board, its      is responsible for the
          committees and directors                 monitoring of the Board's
                                                   corporate governance its
                                                   practices, the functioning of
                                                   the Board and the powers,
                                                   mandates and performance of
                                                   the Committees.
--------------------------------------------------------------------------------
6.        Provide orientation and education        Presentations and reports
          programs for new directors               relating to the Corporation's
                                                   business and affairs are
                                                   provided to new Directors. In
                                                   addition, new Board members
                                                   meet with senior management
                                                   of the Corporation to review
                                                   the business and affairs of
                                                   the Corporation.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TSX CORPORATE GOVERNANCE GUIDELINES                COMMENTS
--------------------------------------------------------------------------------
7.        Consider reducing size of board,         The Board is presently
          with a view to improving                 composed of five members and
          effectiveness                            has determined that this size
                                                   is appropriate for the
                                                   Corporation at this time and
                                                   that it offers the
                                                   flexibility to respond
                                                   quickly to corporate
                                                   opportunities and challenges
                                                   as they arise from time to
                                                   time. The Board as currently
                                                   constituted brings together a
                                                   mix of experience and
                                                   backgrounds that the Board
                                                   considers appropriate for the
                                                   stewardship of the
                                                   Corporation.
--------------------------------------------------------------------------------
8.        Review compensation of directors         The Human Resources Committee
          in light of risks and responsibilities   reviews periodically
                                                   compensation policies in
                                                   light of market conditions,
                                                   industry practice and level
                                                   of responsibilities. Only
                                                   non-related directors are
                                                   compensated for acting as a
                                                   director of the Corporation.
--------------------------------------------------------------------------------
9.  (a)   Committees should generally be           The Board has two committees:
          composed of non-management               the Audit  Committee and the
          directors                                Human Resources Committee.
                                                   Each of the members of the
                                                   Audit Committee and Human
                                                   Resources Committee are
                                                   non-management.
--------------------------------------------------------------------------------
    (b)   Majority of committee members should     Both the Audit Committee
          be unrelated                             and the Human Resources
                                                   Committee consist of three
                                                   members each, all of who are
                                                   unrelated Directors.
--------------------------------------------------------------------------------
10.       Appoint a committee responsible          The Human Resources Committee
          for approach to corporate                is responsible for the
          governance issues                        monitoring of the Board's
                                                   corporate governance
                                                   practices, the functioning of
                                                   the Board and the powers,
                                                   mandates and performance of
                                                   the committees.
--------------------------------------------------------------------------------
11. (a)   Define limits to management's
          responsibilities by developing
          mandates for:
--------------------------------------------------------------------------------
          (i)   the board                          There is no specific mandate
                                                   for the Board, however the
                                                   Board of Directors is, by
                                                   law, responsible for managing
                                                   the business and affairs of
                                                   the Corporation. Any
                                                   responsibility, which is not
                                                   delegated to senior
                                                   management or to a committee
                                                   of the Board remains the
                                                   responsibility of the Board.
--------------------------------------------------------------------------------
          (ii)  the CEO                            The corporate objectives
                                                   which the President and Chief
                                                   Executive Officer is
                                                   responsible for meeting, with
                                                   the rest of Management placed
                                                   under his supervision, are
                                                   determined by the strategic
                                                   objectives and budget as they
                                                   are presented each year to
                                                   the Board of Directors.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TSX CORPORATE GOVERNANCE GUIDELINES                COMMENTS
--------------------------------------------------------------------------------
    (b)   Board should approve CEO's               The Board, in conjunction
          corporate objectives                     with Management, establishes
                                                   the corporate objectives of
                                                   the Corporation annually
                                                   which, in turn, are expected
                                                   to be implemented by the CEO.
                                                   In addition, individual
                                                   objectives for the CEO and
                                                   the rest of Management are
                                                   submitted to the Board for
                                                   approval annually.
--------------------------------------------------------------------------------
12.       Establish structures and the             During the financial year
          procedures to enable the Board           ended August 31, 2002, the
          to function independently of             Board of Directors designated
          management                               Mr. Michael Unger to act as
                                                   independent "lead director".
                                                   A minimum of two meetings
                                                   annually will be held by the
                                                   independent, unrelated
                                                   directors without Management,
                                                   and any independent,
                                                   unrelated director may
                                                   request additional meetings
                                                   at any time.
--------------------------------------------------------------------------------
13. (a)   Establish an audit committee             The Audit Committee is
          with a specifically defined              mandated to monitor audit
          mandate                                  functions, the preparation of
                                                   financial statements, review
                                                   press releases on financial
                                                   results, review other
                                                   regulatory documents as
                                                   required, and meet with
                                                   outside auditors
                                                   independently of Management.
                                                   The Committee also recommends
                                                   to the Board the selection of
                                                   the external auditors for
                                                   appointment by the
                                                   shareholders. The mandate of
                                                   the Audit Committee is under
                                                   review and will be modified
                                                   during the current financial
                                                   year to comply with new
                                                   Canadian and American
                                                   corporate governance and
                                                   accounting standards.

                                                   The aggregate fees billed for
                                                   professional services
                                                   rendered by PWC for the audit
                                                   of the Corporation's
                                                   consolidated annual financial
                                                   statements for the financial
                                                   year ended August 31, 2002
                                                   were approximately
                                                   US$160,000. The aggregate
                                                   fees billed for services
                                                   rendered by PWC, other than
                                                   services covered for auditing
                                                   services above, for the
                                                   financial year ended August
                                                   31, 2002 were approximately
                                                   US$275,000 which related, for
                                                   the most part, to tax
                                                   planning matters. No fees
                                                   were billed by PWC for
                                                   professional services related
                                                   to financial information
                                                   systems design and
                                                   implementation.
--------------------------------------------------------------------------------
    (b)   All members should be non-management     All of the three members of
          directors                                the Audit Committee are
                                                   non-management Directors.
--------------------------------------------------------------------------------
14.       Implement a system to enable             The Corporation has a
          individual directors to engage           practice of permitting the
          outside advisors, at                     Board, any Committee thereof
          Corporation's expense                    and any individual Director
                                                   to engage independent,
                                                   external advisors at the
                                                   Corporation's expense.
--------------------------------------------------------------------------------